  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1996

                                                      REGISTRATION NO. 333-01157
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                                   ACC CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
            DELAWARE                                   16-1175232
 (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)
                                400 WEST AVENUE
                           ROCHESTER, NEW YORK 14611
                                 (716) 987-3000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MICHAEL R. DALEY
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                                   ACC CORP.
                                400 WEST AVENUE
                           ROCHESTER, NEW YORK 14611
                                 (716) 987-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------
                                   COPIES TO:
     RICHARD F. LANGAN, JR.                         JERRY V. ELLIOTT
        JOHN C. PARTIGAN                           SHEARMAN & STERLING
 NIXON, HARGRAVE, DEVANS & DOYLE                  599 LEXINGTON AVENUE
               LLP                              NEW YORK, NEW YORK 10022
       437 MADISON AVENUE                            (212) 848-4000
    NEW YORK, NEW YORK 10022
         (212) 940-3000
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR + +SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued March 29, 1996

                                1,750,000 Shares

                                     [LOGO] ACC(R)


                              CLASS A COMMON STOCK

                                  -----------

 ALL OF THE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.015 PER SHARE, OFFERED
  HEREBY ARE  BEING SOLD BY ACC CORP.  THE CLASS A COMMON STOCK  IS TRADED ON
   THE  NASDAQ STOCK MARKET UNDER THE SYMBOL "ACCC." ON MARCH 25,  1996, THE
     REPORTED LAST SALE  PRICE OF THE  CLASS A COMMON STOCK  ON THE NASDAQ
      STOCK MARKET WAS $27 7/8 PER SHARE.

                                  -----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                 PRICE   UNDERWRITING
                                                   TO   DISCOUNTS AND  PROCEEDS TO
                                                 PUBLIC COMMISSIONS(1) COMPANY(2)
                                                 ------ -------------- -----------
Per Share.......................................  $          $            $
Total(3)........................................ $          $            $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

  (2) Before deducting expenses payable by the Company estimated at $1,000,000.

  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 262,500 additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
      proceeds to Company will be $        , $          and $        ,
      respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about     , 1996 at the office of Morgan Stanley &
Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.                                  WHEAT FIRST BUTCHER SINGER
        Incorporated

      , 1996

[Graphic indicating location of ACC Corp.'s switches and certain leased facilities appears here.]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Incorporation of Certain
 Documents by Reference.........    4
Prospectus Summary..............    5
Risk Factors....................    8
Use of Proceeds.................   17
Price Range of Class A Common
 Stock and Dividend Policy......   18
Capitalization..................   19
Selected Historical Consolidated
 Financial and Operations Data..   20
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations......   22
Business........................   33

                                   PAGE
                                   ----
Management.......................   54
Principal Shareholders...........   56
Description of Capital Stock.....   57
Shares Eligible for Future Sale..   62
Certain United States Federal Tax
 Considerations for Non-U.S.
 Holders of Class A Common Stock.   64
Underwriters.....................   66
Legal Matters....................   67
Experts..........................   67
Available Information............   68
Index to Consolidated Financial
 Statements......................  F-1

                               ----------------

  The Company intends to continue to furnish to its stockholders annual reports containing audited consolidated financial statements and a report thereon by the Company's independent public accountants and quarterly reports containing unaudited condensed consolidated financial information for each of the first three quarters of each fiscal year.

  In this Prospectus, references to "dollar" and "$" are to United States dollars, references to "Cdn. $" are to Canadian dollars, references to "(Pounds)" are to British pounds sterling, the terms "United States" and "U.S." mean the United States of America and, unless the context otherwise requires, its states, territories and possessions and all areas subject to its jurisdiction, and the terms "United Kingdom" and "U.K." mean England, Scotland and Wales.

                               ----------------

  The Company was originally incorporated in New York in 1982 under the name
A. C. Teleconnect Corp. and was reincorporated in Delaware in 1987 under the name ACC Corp. As used herein, unless the context otherwise requires, the "Company" and "ACC" refer to ACC Corp. and its subsidiaries, including ACC Long Distance Corp. ("ACC U.S."), ACC TelEnterprises Ltd., the Company's 70% owned Canadian subsidiary ("ACC Canada"), and ACC Long Distance UK Limited ("ACC U.K."). The Company's principal executive offices are located at 400 West Avenue, Rochester, New York 14611 and its telephone number at that address is (716) 987-3000.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Prospectus:

  (1) the Company's Annual Report on Form 10-K (as amended on April 27, 1995) for the year ended December 31, 1994;

  (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

  (3) the Company's Current Reports on Form 8-K filed on April 13, 1995, June 22, 1995, October 27, 1995 (as amended on December 8, 1995) and February 22, 1996; and

  (4) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (as amended on November 14, 1995).


  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer, ACC Corp., 400 West Avenue, Rochester, New York 14611 (telephone number (716) 987-3000).

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including risk factors, and consolidated financial statements, and notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations," including information with respect to the Company's plans and strategy for its business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors" and the Company's periodic reports incorporated by reference herein.

                                  THE COMPANY

  ACC is a switch-based provider of telecommunications services in the United States, Canada and the United Kingdom. The Company primarily provides long distance telecommunications services to a diversified customer base of businesses, residential customers and educational institutions. As a result of the Company's historical focus on providing long distance services in the Northeastern United States and recent regulatory changes, ACC has begun to provide local telephone service as a switch-based local exchange reseller in upstate New York and as a reseller of local exchange services in Ontario, Canada. ACC operates an advanced telecommunications network consisting of seven long distance international and domestic switches located in the U.S., Canada and the U.K., a local exchange switch located in the U.S., leased transmission lines, and network management systems designed to optimize traffic routing.

  The Company's objective is to grow its long distance telecommunications customer base in its existing markets and to establish itself in deregulating Western European markets that have high density telecommunications traffic, such as France and Germany, when the Company believes that business and regulatory conditions warrant. The key elements of the Company's business strategy are: (1) to broaden ACC's penetration of the U.S., Canadian and U.K. telecommunications markets by expanding its long distance, local and other service offerings and geographic reach; (2) to utilize ACC's operating experience as an early entrant in deregulating markets in the U.S., Canada and the U.K. to penetrate other deregulating telecommunications markets that have high density telecommunications traffic; (3) to achieve economies of scale and scope in the utilization of ACC's network; and (4) to seek acquisitions, investments or strategic alliances involving assets or businesses that are complementary to ACC's current operations.

  The Company's principal competitive strengths are: (1) ACC's sales and marketing organization and the customized service ACC offers to its customers;
(2) ACC's offering of competitive prices which the Company believes generally are lower than prices charged by the major carriers in each of its markets; (3) ACC's position as an early entrant in the U.S., Canadian and U.K. markets as an alternative carrier; (4) ACC's focus on more profitable international telecommunications traffic between the U.S., Canada and the U.K.; and (5) ACC's switched-based networking capabilities. The Company believes that its ownership of switches reduces its reliance on other carriers and enables the Company to efficiently route telecommunications traffic over multiple leased transmission lines and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to the Company and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  ACC primarily targets business customers with approximately $500 to $15,000 of monthly usage, selected residential customers and colleges and universities. The Company believes that, in addition to being price-driven, these customers tend to be focused on customer service, more likely to rely on a single carrier for their telecommunications needs and less likely to change carriers than larger commercial customers. The diversity of ACC's targeted customer base enhances network utilization by combining business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. The Company strives to be more cost effective, flexible, innovative and responsive to the needs of its customers than the major carriers, which principally focus their direct sales efforts on large commercial accounts and residential customers.

                                  THE OFFERING

Class A Common Stock offered.................  1,750,000 shares
Class A Common Stock to be outstanding after
 the offering (1)............................  9,789,401 shares
Use of proceeds..............................  To repay bank indebtedness, fund capital expenditures and for working capital and
                                               other general corporate purposes, including
                                               possible acquisitions. See "Use of
                                               Proceeds."
Nasdaq Stock Market symbol...................  ACCC

--------

(1) Based on the number of shares outstanding on March 1, 1996. Does not include approximately (i) 1,370,469 shares of Class A Common Stock issuable upon the exercise of options (substantially all of which are held by officers and employees of the Company pursuant to its stock plans) and warrants (approximately 73% of which are held by Fleet Venture Resources, Inc. ("Fleet Venture Resources"), Fleet Equity Partners VI, L.P. ("Fleet Equity Partners") and Chisholm Partners II, L.P. ("Chisholm")) outstanding as of March 1, 1996 at a weighted average exercise price of $16.87 per share, (ii) 625,000 shares of Class A Common Stock issuable upon the conversion of the Series A Preferred Stock (all of which is held by Fleet Venture Resources, Fleet Equity Partners and Chisholm) outstanding as of March 1, 1996, which is convertible at $16.00 per share or (iii) 20,000 shares of Class A Common Stock issuable to the Company's non-employee directors pursuant to a stock plan upon the exercise of additional options outstanding as of March 1, 1996 at an exercise price of $23.00 per share, which are subject to approval of the Company's shareholders. See "Principal Shareholders" and "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER MINUTE AMOUNTS)

                                        YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------
                             1991      1992      1993       1994     1995 (1)
                           --------- --------- ---------  ---------  ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Revenue:
  United States...........   $33,360   $39,278   $45,150    $54,599    $65,975
  Canada..................    17,766    42,402    60,643     67,728     84,421
  United Kingdom..........       --        --        153      4,117     38,470
                           --------- --------- ---------  ---------  ---------
    Total.................    51,126    81,680   105,946    126,444    188,866
 Gross profit:
  United States...........   $13,913   $15,587   $18,768    $23,568    $29,282
  Canada..................     4,870    13,779    17,046     22,010     32,025
  United Kingdom..........       --        --       (154)     1,428     12,718
                           --------- --------- ---------  ---------  ---------
    Total.................    18,783    29,366    35,660     47,006     74,025
 Income (loss) from
  operations (2)..........    $3,446    $5,788  $(11,786)   $(8,314)      $218
 Net income (loss) per
  common and common
  equivalent share
  applicable to common
  stock from continuing
  operations (3)..........      $.36      $.52      $.24     $(1.60)     $(.76)
 Weighted average number
  of common
  shares used in computing
  net
  income (loss) per common
  share................... 5,801,769 6,882,033 7,024,925  7,068,481  7,789,886

                                                          DECEMBER 31, 1995
                                                       ------------------------
                                                        ACTUAL  AS ADJUSTED (4)
                                                       -------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents............................ $    518    $ 23,903
 Total assets.........................................  123,984     147,369
 Short-term debt, including current maturities of long
  term debt...........................................    4,885       4,885
 Long-term debt, excluding current maturities.........   28,050       7,077
 Redeemable preferred stock...........................    9,448       9,448
 Shareholders' equity.................................   26,407      70,765

                                         YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                1991     1992     1993      1994     1995 (1)
                              -------- -------- --------  --------  ----------
OTHER FINANCIAL AND
 OPERATIONS DATA:
 EBITDA (5):
  United States.............. $  5,473 $  6,184 $  6,017  $  5,847  $    8,653
  Canada.....................      737    3,523    2,423      (203)      7,299
  United Kingdom.............      --       --    (1,587)   (5,026)     (4,120)
                              -------- -------- --------  --------  ----------
    Total....................    6,210    9,707    6,853       618      11,832
                              ======== ======== ========  ========  ==========
 Billable minutes of use (in
  thousands)(6)..............  296,119  475,422  683,073   882,993   1,181,663
 Customer accounts at period
  end........................   25,846   50,318   98,400   202,991     310,815
 Revenue per billable minute
  of use.....................     $.17     $.17     $.16      $.14        $.16
 Network cost per billable
  minute of use..............     $.11     $.11     $.10      $.09        $.10
 Class A Common Stock cash
  dividends declared(7)...... $    628 $    735 $  4,233  $    831  $      243
 Cash dividends declared per
  share of Class A Common
  Stock(7) .................. $    .11 $    .11 $    .62  $    .12  $      .03

--------
(1) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.
(2) Reflects, in 1993, an asset write-down of $12,807. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- 1994 Compared With 1993."
(3) Includes (i) in 1993, a gain on sale of common stock of the Company's Canadian subsidiary of $1.33 per share and (ii) in 1995, a loss of $.07 per share related to redeemable preferred stock dividends and accretion.

(4) Adjusted to give effect to this offering at an assumed public offering price of $27.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(5) Represents income (loss) from operations plus depreciation and amortization and asset write-down ("EBITDA"). In 1993, the Company recorded an asset write-down of $12,807. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1994 Compared With 1993." The Company has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used (provided) by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.

(6) Defined as billable voice long distance minutes of use.

(7) The Company's financing arrangements restrict the payment of dividends on the Class A Common Stock. The Company anticipates that it will not pay such dividends in the foreseeable future. See "Price Range of Class A Common Stock and Dividend Policy."

                                 RISK FACTORS

  Prospective purchasers of the Class A Common Stock should consider carefully the following risk factors, as well as the other information contained or incorporated by reference in this Prospectus, before purchasing shares of the Class A Common Stock offered hereby.

RECENT LOSSES; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

  Although the Company has recently experienced revenue growth on an annual basis, it has incurred net losses and losses from continuing operations during each of its last two fiscal years. The 1995 net loss of $5.4 million resulted primarily from the expansion of operations in the U.K. (approximately $6.8 million), increased net interest expense associated with additional borrowings (approximately $4.9 million), increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million) and management restructuring costs (approximately $1.3 million), offset by positive operating income from the U.S. and Canadian long distance subsidiaries of approximately $9.2 million. The 1994 net loss of $11.3 million resulted primarily from operating losses due to expansion in the U.K. (approximately $5.6 million), the recording of the valuation allowance against deferred tax benefits (approximately $3.0 million), implementation of equal access in Canada (approximately $2.2 million) and operating losses due to expansion in local telephone service in the U.S. (approximately $1.0 million). There can be no assurance that revenue growth will continue or that the Company will achieve profitability in the future. The Company intends to focus in the near term on the expansion of its service offerings, including its local telephone business, and geographic markets, which may adversely affect cash flow and operating performance. As each of the telecommunications markets in which the Company operates continues to mature, growth in the Company's revenues and customer base is likely to decrease over time.

  The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control, including general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into strategic alliances, acquisitions or investments that could have a material adverse effect on the Company's business, results of operations and cash flow. The Company's sales to other long distance companies have been increasing. Because these sales are at margins that are lower than those derived from most of the Company's other revenues, this increase may reduce the Company's gross margins as a percentage of revenue. In addition, to the extent that these and other long distance carriers are less creditworthy, such sales may represent a higher credit risk to the Company. See "--Risks Associated With Acquisitions, Investments and Strategic Alliances" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL INDEBTEDNESS; NEED FOR ADDITIONAL CAPITAL

  The Company will need to continue to enhance and expand its operations in order to maintain its competitive position, expand its service offerings and geographic markets and continue to meet the increasing demands for service quality, availability and competitive pricing. As of the end of its last five fiscal years, the Company has experienced a working capital deficit. During 1995, the Company's EBITDA minus capital expenditures and changes in working capital was $(7.0) million. The Company is highly leveraged. The Company's leverage may adversely affect its ability to raise additional capital. In addition, the Company's indebtedness requires significant repayments over the next five years. The Company may need to raise additional capital from public or private equity or debt sources in order to finance its anticipated growth, including local service expansion, which is capital intensive, working capital needs, debt service obligations, contemplated capital expenditures and the optional redemption of the Series A Preferred Stock if it is not converted. In addition, the Company may need to raise additional funds in order to take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of, investments in or strategic alliances with companies that are complementary to the Company's current operations, or to develop new products or otherwise respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders would be reduced and, if such equity securities take the form of Preferred Stock or Class B Common Stock, the holders of such Preferred Stock or Class B Common Stock may have rights, preferences or privileges senior to those of holders of Class A Common Stock. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional funds through the incurrence of debt, the Company would need to obtain the consent of its lenders under the Credit Facility (as defined below) and would likely become subject to additional or more restrictive financial covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect the Company's business, results of operations and financial condition and its ability to compete. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources" and "Description of Capital Stock."

DEPENDENCE ON TRANSMISSION FACILITIES-BASED CARRIERS AND SUPPLIERS

  The Company does not own telecommunications transmission lines. Accordingly, telephone calls made by the Company's customers are connected through transmission lines that the Company leases under a variety of arrangements with transmission facilities-based long distance carriers, some of which are or may become competitors of the Company, including AT&T Corp. ("AT&T"), Bell Canada and British Telecommunications PLC ("British Telecom"). Most inter-city transmission lines used by the Company are leased on a monthly or longer-term basis at rates that currently are less than the rates the Company charges its customers for connecting calls through these lines. Accordingly, the Company is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. ACC's ability to maintain and expand its business is dependent upon whether the Company continues to maintain favorable relationships with the transmission facilities-based carriers from which the Company leases transmission lines, particularly in the U.K., where British Telecom and Mercury Communications Ltd. ("Mercury") are the two principal, dominant carriers. The Company's U.K. operations are highly dependent upon the transmission lines leased from British Telecom. The Company generally experiences delays in billings from British Telecom and needs to reconcile billing discrepancies with British Telecom before making payment. Although the Company believes that its relationships with carriers generally are satisfactory, the deterioration or termination in the Company's relationships with one or more of those carriers could have a material adverse effect upon the Company's business, results of operations and financial condition. Certain of the vendors from whom the Company leases transmission lines, including 22 regional operating companies ("RBOCs") and other local exchange carriers, currently are subject to tariff controls and other price constraints which in the future may be changed. Under recently enacted U.S. legislation, constraints on the operations of the RBOCs have been dramatically reduced, which will bring additional competitors to the long distance market. In addition, regulatory proposals are pending that may affect the prices charged by the RBOCs and other local exchange carriers to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Potential Adverse Effects of Regulation" and "Business--Regulation." The Company currently acquires switches used in its North American operations from one vendor. The Company purchases switches from such vendor for its convenience, and switches of comparable quality may be obtained from several alternative suppliers. However, a failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL ADVERSE EFFECTS OF REGULATION

  Legislation that substantially revises the U.S. Communications Act of 1934 (the "U.S. Communications Act") was signed into law on February 8, 1996. The legislation provides specific guidelines under which the RBOCs can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. The legislation opens all local service markets to competition from any entity (including long distance carriers, such as AT&T, cable television companies and utilities). Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete is likely to be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be amended or modified, and any such amendment or modification could have a material adverse effect on the Company's business, results of operations and financial condition.

  In the U.S., the Federal Communications Commission ("FCC") and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. The recent trend in both Federal and state regulation of telecommunications service providers has been in the direction of lessened regulation. In general, neither the FCC nor the relevant state PSCs currently regulate the Company's long distance rates or profit levels, but either or both may do so in the future. However, the general recent trend toward lessened regulation has also given AT&T, the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller interexchange carriers, such as the Company. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on the Company.

  In order to provide their services, interexchange carriers, including the Company, must generally purchase "access" from local exchange carriers to originate calls from and terminate calls in the local exchange telephone networks. Access charges presently represent a significant portion of the Company's network costs in all areas in which it operates. In the U.S., access charges generally are regulated by the FCC and the relevant state PSCs. Under the terms of the AT&T Divestiture Decree, a court order entered in 1982 which, among other things, required AT&T to divest its 22 wholly-owned RBOCs from its long distance division ("AT&T Divestiture Decree"), the RBOCs were required to price the "local transport" portion of such access charges on an "equal price per unit of traffic" basis. In November 1993, the FCC implemented new interim rules governing local transport access charges while the FCC considers permanent rules regarding new rate structures for transport pricing and switched access competition. These interim rules have essentially maintained the "equal price per unit of traffic" rule. However, under alternative access charge rate structures being considered by the FCC, local exchange carriers would be permitted to allow volume discounts in the pricing of access charges. If these rate structures are adopted, access charges for AT&T and other large interexchange carriers would decrease, and access charges for small interexchange carriers would increase. While the outcome of these proceedings is uncertain, should the FCC adopt permanent access charge rules along the lines of the proposed structures it is currently considering, the Company would be at a cost disadvantage with regard to access charges in comparison to AT&T and larger interexchange carrier competitors.

  The Company currently competes with the RBOCs and other local exchange carriers in the provision of "short haul" toll calls completed within a Local Access and Transport Area ("LATA"), and will in the future, under provisions of recently enacted federal legislation, compete with such carriers in the long-haul, or inter-LATA, toll business. To complete long-haul and short-haul toll calls, the Company must purchase "access" from the local exchange carriers. The Company must generally price its toll services at levels equal to or below the retail rates established by the local exchange carriers for their own short-haul or long-haul toll rates. To the extent that the local exchange carriers are able to reduce the margin between the access costs to the Company and the retail toll prices charged by local exchange carriers, either by increasing access costs or lowering retail toll rates, or both, the Company will encounter adverse pricing and cost pressures in competing against local exchange carriers in both the short-haul and long-haul toll markets.

  In Canada, services provided by ACC Canada are subject to or affected by certain regulations of the Canadian Radio-television and Telecommunications Commission (the "CRTC"). The CRTC annually reviews the "contribution charges" (the equivalent of access charges in the U.S.) it has assessed against the access lines leased by Canadian long distance resellers, including the Company, from the local telephone companies in Canada. The Company expects that, based on existing regulations and rulings, its Canadian contribution charges will increase by approximately Cdn. $1.5 million in 1997 over 1995 levels. Additional increases in these contribution charges could have a material adverse effect on the Company's business, results of operations and financial condition. The Canadian long distance telecommunications industry is the subject of ongoing regulatory change. These regulations and regulatory decisions have a direct and material effect on the ability of the Company to conduct its business. The recent trend of such regulations has been to open the market to commercial competition, generally to the Company's benefit. There can be no assurance, however, that any future changes in or additions to laws, regulations, government policy or administrative rulings will not have a material adverse effect on the Company's business, results of operation and financial condition.

  The telecommunications services provided by ACC U.K. are subject to and affected by regulations introduced by the U.K. telecommunications regulatory authority, The Office of Telecommunications ("Oftel"). Since the break up of the U.K. telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The regulatory regime currently being introduced by Oftel has a direct and material effect on the ability of the Company to conduct its business. Although the Company is optimistic about its ability to continue to compete effectively in the U.K. market, there can be no assurance that future changes in regulation and government will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Regulation."

INCREASING DOMESTIC AND INTERNATIONAL COMPETITION

  The long distance telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high churn rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. In each of its markets, the Company competes primarily on the basis of price and also on the basis of customer service and its ability to provide a variety of telecommunications services. The Company expects competition on the basis of price and service offerings to increase. Although many of the Company's university customers are under multi-year contracts, several of the Company's largest customers (primarily other long distance carriers) are on month-to-month contracts and are particularly price sensitive. Revenues from other resellers accounted for approximately 22%, 7% and 9%, of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, in 1995, and are expected to account for a higher percentage in the future. With respect to these customers, the Company competes almost exclusively on price.

  Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company, control transmission lines and have long-standing relationships with the Company's target customers. These competitors include, among others, AT&T, MCI Telecommunications Corporation ("MCI") and Sprint Corp. ("Sprint") in the U.S.; Bell Canada, BC Telecom, Inc., Unitel Communications Inc. ("Unitel") and Sprint Canada (a subsidiary of Call-Net Telecommunications Inc.) in Canada; and British Telecom, Mercury, AT&T and IDB WorldCom Services Inc. in the U.K. Other U.S. carriers are also expected to enter the U.K. market. The Company also competes with numerous other long distance providers, some of which focus their efforts on the same business customers targeted by the Company and selected residential customers and colleges and universities, the Company's other target customers. In addition, through its local telephone service business in upstate New York, the Company competes with New York Telephone Company ("New York Telephone"), Frontier Corp., Citizens Telephone Co., MFS Communications Co., Inc. ("MFS") and Time Warner Cable and others, including cellular and other wireless providers. Furthermore, the recently announced joint venture between MCI and Microsoft Corporation ("Microsoft"), under which Microsoft will promote MCI's services, the recently announced joint venture among Sprint, Deutsche Telekom AG and France Telecom, and other strategic alliances, could also increase competitive pressures upon the Company and have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition to these competitive factors, recent and pending deregulation in each of the Company's markets may encourage new entrants. For example, as a result of legislation recently enacted in the U.S., RBOCs will be allowed to enter the long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. In addition, the FCC has, on several occasions since 1984, approved or required price reductions by AT&T and, in October 1995, the FCC reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T. As the Company expands its geographic coverage, it will encounter increased competition. Moreover, the Company believes that competition in non-U.S. markets is likely to increase and become more similar to competition in the U.S. markets over time as such non-U.S. markets continue to experience deregulatory influences. Prices in the long distance industry have declined from time to time in recent years and, as competition increases in Canada and the U.K., prices are likely to continue to decrease. For example, Bell Canada substantially reduced its rates during the first quarter of 1994. The Company's competitors may reduce rates or offer incentives to existing and potential customers of the Company. To maintain its competitive position, the Company believes that it must be able to reduce its prices in order to meet reductions in rates, if any, by others. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Competition."

  The Company has only limited experience in providing local telephone services, having commenced providing such services in 1994, and, although the Company believes the local business will enhance its ability to compete in the long distance market, to date the Company has experienced an operating cash flow deficit in the operation of that business in the U.S. on a stand-alone basis. The Company's revenues from local telephone services in 1995 were $1.35 million. In order to attract local customers, the Company must offer substantial discounts from the prices charged by local exchange carriers and must compete with other alternative local companies that offer such discounts. The local telephone service business requires significant initial investments in capital equipment as well as significant initial promotional and selling expenses. Larger, better capitalized alternative local providers, including AT&T and Time Warner Cable, among others, will be better able to sustain losses associated with discount pricing and initial investments and expenses. There can be no assurance that the Company will achieve positive cash flow or profitability in its local telephone service business.

RISKS OF GROWTH AND EXPANSION

  The Company plans to expand its service offerings and principal geographic markets in the United States, Canada and the United Kingdom. In addition, the Company may establish a presence in deregulating Western European markets that have high density telecommunications traffic, such as France and Germany, when the Company believes that business and regulatory conditions warrant. There can be no assurance that the Company will be able to add service or expand its markets at the rate presently planned by the Company or that the existing regulatory barriers will be reduced or eliminated. The Company's rapid growth has placed, and in the future may continue to place, a significant strain on the Company's administrative, operational and financial resources and increased demands on its systems and controls. As the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is its planned expansion in international markets. To date, the Company has only limited experience in providing telecommunications service outside the United States and Canada. There can be no assurance that the Company will be able to obtain the capital it requires to finance its expansion in international markets on satisfactory terms or at all. In many international markets, protective regulations and long-standing relationships between potential customers of the Company and their local providers create barriers to entry. Pursuit of international growth opportunities may require significant investments for an extended period before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, to hire and train employees or to market, sell and deliver high quality services in these markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent to doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the success of the Company's international operations. In many countries, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations. As its revenues from its Canadian and U.K. operations increase, an increasing portion of the Company's revenues and expenses will be denominated in currencies other than U.S. dollars, and changes in exchange rates may have a greater effect on the Company's results of operations. There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

  To complete its billing, the Company must record and process massive amounts of data quickly and accurately. While the Company believes its management information system is currently adequate, it has not grown as quickly as the Company's business and substantial investments are needed. The Company has made arrangements with a consultant and a vendor for the development of new information systems and has budgeted approximately $6.0 million for this purpose in 1996. The Company believes that the successful implementation and integration of these new information systems is important to its continued growth, its ability to monitor costs, to bill customers and to achieve operating efficiencies, but there can be no assurance that the Company will not encounter delays or cost-overruns or suffer adverse consequences in implementing the systems. A vendor of the Company's software, which formerly was an affiliate of the Company, has a unique knowledge of certain of the Company's software and the Company may be dependent on the vendor for any modifications to the software. The Company believes that it currently is the only customer of the vendor and, as a result, the vendor is financially dependent on the Company. In addition, as the Company's suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that the Company will not encounter difficulties in integrating the new technology into the Company's business or that the new systems will be appropriate for the Company's business. See "Business--Information Systems."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  As part of its business strategy, the Company expects to seek to develop strategic alliances both domestically and internationally and to acquire assets and businesses or make investments in companies that are complementary to its current operations. The Company has no present commitments or agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in strategic alliances with or acquisitions of or investments in companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology and rights into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. In addition, the Company has experienced higher attrition rates with respect to customers obtained through acquisitions, and may continue to experience higher attrition rates with respect to any customers resulting from future acquisitions. Moreover, to the extent that any such acquisition, investment or alliance involved a business located outside the United States, the transaction would involve the risks associated with international expansion. See "--Risks Associated with International Expansion." There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such strategic alliances, investments or acquisitions.

  In addition, if the Company were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, a substantial portion of the Company's available cash (including proceeds of this offering) could be used to consummate the strategic alliances, acquisitions or investments. If the Company were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration consists of stock, shareholders of the Company could suffer a significant dilution of their interests in the Company. Many of the businesses that might become attractive acquisition candidates for the Company may have significant goodwill and intangible assets, and acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. The financial impact of acquisitions, investments and strategic alliances could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's quarterly and yearly operating results. See "Business--Acquisitions, Investments and Strategic Alliances."

TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT COMPETITIVENESS AND FINANCIAL
RESULTS

  The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technologies on a timely basis or on satisfactory terms.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its management team and technical, marketing and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. The Company's success also will depend on its ability to attract and retain qualified management, marketing, technical and sales executives and personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

RISK ASSOCIATED WITH FINANCING ARRANGEMENTS; DIVIDEND RESTRICTIONS

  The Company's financing arrangements are secured by substantially all of the Company's assets and require the Company to maintain certain financial ratios and restrict the payment of dividends, and the Company anticipates that it will not pay any dividends on Class A Common Stock in the foreseeable future. These financial arrangements will require the repayment of significant amounts and significant reductions in borrowing capacity thereunder during the next five years. The Company's secured lenders would be entitled to foreclose upon those assets in the event of a default under the financing arrangements and to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the Company's other creditors and shareholders in the event that the Company is liquidated. In addition, the collateral security arrangements under the Company's existing financing arrangements may adversely affect the Company's ability to obtain additional borrowings or other capital. The Company may need to raise additional capital from equity or debt sources to finance its projected growth and capital expenditures contemplated for periods after 1996. See "--Substantial Indebtedness; Need for Additional Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES FOR DIVIDENDS

  ACC Corp. is a holding company, the principal assets of which are its operating subsidiaries in the U.S., Canada and the U.K. ACC Canada, a 70% owned subsidiary of ACC Corp., is a public company listed on the Toronto Stock Exchange and the Montreal Stock Exchange. The ability of ACC Canada to declare and pay dividends is restricted by the terms of the agreement under which the Company's Series A Preferred Stock was issued. In addition, ACC Canada's ability to make other payments to ACC Corp. and its other subsidiaries may be dependent upon the taking of action by ACC Canada's Board of Directors, applicable Canadian and provincial law and stock exchange regulations, in addition to the availability of funds. At the present time, three of ACC Canada's seven directors are representatives of ACC Corp. ACC Corp.'s percentage ownership interest in ACC Canada may decrease over time as a result of stock issuances or sales or, alternatively, may increase over time as a result of stock purchases, investments or other transactions. ACC U.S., ACC Canada, ACC U.K. and other operating subsidiaries of the Company are subject to corporate law restrictions on their ability to pay dividends to ACC Corp. There can be no assurance that ACC Corp. will be able to cause its operating subsidiaries to declare and pay dividends or make other payments to ACC Corp. when requested by ACC Corp. The failure to pay any such dividends or make any such other payments could have a material adverse effect upon the Company's business, financial condition and results of operations.

POTENTIAL VOLATILITY OF STOCK PRICE

  The market price of the Class A Common Stock has been, and following this offering may continue to be, highly volatile. See "Price Range of Class A Common Stock and Dividend Policy." Factors such as variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and analysts and announcements of new service offerings, marketing plans or price reductions by the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the market price of the Class A Common Stock.

RISKS ASSOCIATED WITH DERIVATIVE FINANCIAL INSTRUMENTS

  In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, to hedge its foreign exchange and interest rate risks. The Company does not use derivative financial instruments for speculative purposes. By their nature, all such instruments involve risk, including the risk of nonperformance by counterparties, and the Company's maximum potential loss may exceed the amount recognized on the Company's balance sheet. Accordingly, losses relating to derivative financial instruments could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT STOCK PRICE

  The Company's Board of Directors has the authority to issue up to 1,990,000 additional shares of Preferred Stock and 25,000,000 shares of Class B Common Stock, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of any Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock or Class B Common Stock that may be issued in the future. While the Company has no present intention to issue any additional shares of Preferred Stock or Class B Common Stock, any such issuance or the perception that such issuances may occur could have the effect of making it more difficult for a third party to acquire control of the Company. The issuance of Preferred Stock or Class B Common Stock could also decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock or could adversely affect the rights and powers, including voting rights, of holders of Class A Common Stock. In addition, the Company is and, subject to certain conditions, will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the Company's Series A Preferred Stock is required to be redeemed, the Company's indebtedness under the Credit Facility is required to be repaid and the salary continuation and employment agreements with executive officers and directors of the Company described under "Description of Capital Stock--Certain Charter, By-Law and Statutory Provisions and Other Anti-takeover Considerations," require certain payments to be made by the Company. Such provisions may have the effect of delaying or preventing changes in control or management of the Company. All of these factors could materially adversely affect the market price of the Company's Class A Common Stock. See "Description of Capital Stock--Certain Charter, By-law and Statutory Provisions and Other Anti-takeover Considerations."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Future sales of substantial numbers of shares of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock and make it more difficult for the Company to raise funds through equity offerings in the future. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Class A Common Stock and a decision by one or more of these shareholders to sell their shares could materially adversely affect the market price of the Class A Common Stock. See "Principal Shareholders."

  Upon completion of this offering, the Company will have approximately 9,800,000 shares of Class A Common Stock outstanding, assuming (i) no exercise of the Underwriters' over-allotment option and (ii) no exercise of options or warrants outstanding as of March 1, 1996. Of the Class A Common Stock outstanding upon completion of this offering, the 1,750,000 shares of Class A Common Stock sold in this offering as well as approximately 4,350,000 shares previously issued by the Company will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by "affiliates" of the Company or persons who have been affiliates within the preceding three months. The remaining approximately 3,700,000 outstanding shares of Class A Common Stock are currently eligible for sale under Rule 144 or Rule 144(k). Approximately 1,956,000 shares of Class A Common Stock or securities exercisable for or convertible into Class A Common Stock held by directors, officers and certain other shareholders are subject to 120-day lock-up agreements with the Underwriters. See "Underwriters." The Commission has recently proposed amendments to Rule 144 and Rule 144(k) that would shorten by one year the applicable holding periods and could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.

  The holders of 10,000 shares of Series A Preferred Stock (which as of March 1, 1996 are convertible into 625,000 shares of Class A Common Stock) and warrants to purchase 130,000 shares of Class A Common Stock are entitled to certain registration rights with respect to such shares. In addition, the Company registered on Form S-8 under the Securities Act approximately 2,663,000 shares of Class A Common Stock, issuable under certain options issued to employees as well as shares of Class A Common Stock issued or reserved for issuance under the Company's Employee Stock Purchase Plan. Subject to obtaining shareholder approval, the Company has adopted a stock option plan for non-employee directors and has granted options to purchase 20,000 shares thereunder. The Company intends to register on Form S-8 the 250,000 shares of Class A Common Stock issuable under options granted pursuant to such plan. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriters."

                                USE OF PROCEEDS

  The net proceeds to the Company from the offering are estimated to be approximately $44.4 million ($51.2 million if the Underwriters' over-allotment option is exercised in full), after deduction of estimated underwriting discounts and commissions and estimated offering expenses. The Company expects to use the net proceeds of this offering to repay all of its existing indebtedness under the Credit Facility ($19.0 million was outstanding as of January 31, 1996), $10.0 million to finance capital expenditures and the balance for working capital and general corporate purposes, including, as described below, possible future investments, acquisitions or strategic alliances.

  The Company expects to use the net proceeds of this offering to repay borrowings under its revolving credit facility with First Union National Bank of North Carolina and Fleet Bank of Connecticut (formerly Shawmut Bank Connecticut, N.A.), as agents (the "Agents"), which expires on July 1, 2000 (the "Credit Facility"), and thereafter to reborrow all or a portion of such funds as required for working capital and general corporate purposes, including investments, acquisitions and strategic alliances. Borrowings under the Credit Facility were used to repay previously existing lines of credit, to finance the Company's acquisition of Metrowide Communications, to pay licensing fees to a software development company relating to information systems, and to provide working capital and funding for general corporate purposes. The Credit Facility bears interest at a floating rate, the weighted average of which was 8.4% during 1995. In addition, the Company is obligated to pay the Agents a contingent interest payment in an amount ranging from $0.75 million to $2.1 million based on the appreciation in market value of 140,000 shares of Class A Common Stock from $14.92 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company also expects to use approximately $10.0 million of the net proceeds of this offering to finance proposed capital expenditures, including adding switches and switching capacity from time to time as conditions warrant, further development and integration of its billing and information systems, and new product offerings, including frame relay and Internet services. The remainder of the net proceeds will be used for working capital and general corporate purposes. The Company's 1996 budget for capital expenditures is approximately $26.0 million and, therefore, the amount of net offering proceeds actually expended by the Company for the foregoing types of capital expenditures and for working capital and general corporate purposes may vary significantly depending on a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product and service development efforts.

  Proceeds from this offering also could be used for possible future investments, acquisitions or strategic alliances in companies that are complementary to the Company's current operations. See "Risk Factors--Risks Associated with Acquisitions, Investments and Strategic Alliances." While the Company periodically evaluates investment, acquisition and strategic alliance candidates, the Company has no present commitments or agreements with respect to any such investment, acquisition or strategic alliance.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

  The Class A Common Stock is quoted on the Nasdaq National Market System ("Nasdaq Stock Market") under the symbol "ACCC." The following table sets forth, for the periods indicated, the high and low sale prices of the Class A Common Stock, as reported by the Nasdaq Stock Market, and the cash dividends declared per share of Class A Common Stock.

                                             COMMON STOCK PRICE  CASH DIVIDENDS
                                             -------------------  DECLARED PER
                                               HIGH       LOW        SHARE
                                             --------- --------- --------------
      1994:
        First Quarter....................... $26 1/4   $17           $0.03
        Second Quarter......................  24 1/4    13            0.03
        Third Quarter.......................  19 3/4    12 3/4        0.03
        Fourth Quarter......................  19        13 3/4        0.03
      1995:
        First Quarter....................... $19 1/4   $14           $0.03
        Second Quarter......................  17        13             --
        Third Quarter.......................  19 1/4    14 1/2         --
        Fourth Quarter......................  24 1/8    15 3/4         --
      1996:
        First Quarter (through March 25,
         1996).............................. $30 1/4   $22 1/4         --

  For a recent last sale price reported on the Nasdaq Stock Market for the Class A Common Stock see the cover page of this Prospectus. As of March 1, 1996, the Company had approximately 456 holders of record of the Class A Common Stock.

  The Company ceased paying quarterly cash dividends on its Class A Common Stock in 1995 to use its cash to invest in the growth of its business. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends on the Class A Common Stock will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financing condition and capital requirements, the terms of then-existing indebtedness and preferred stock, general business conditions, Delaware corporate law limitations and such other factors as the Board of Directors deems relevant. The terms of the Company's Credit Facility prohibit the payment of dividends without the Agents' consent. In addition, the Company is prohibited, under the terms of the Company's Series A Preferred Stock, from paying or declaring any dividend upon the Company's Class A Common Stock unless the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock is obtained. The Company's holding company structure may adversely affect the Company's ability to obtain payments when needed from ACC Corp.'s operating subsidiaries. See "Risk Factors--Holding Company Structure; Reliance on Subsidiaries for Dividends" and Note 5 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1995 and as adjusted for the sale of shares of Class A Common Stock offered hereby (at an assumed price of $27.50 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                          DECEMBER 31, 1995
                                                       ------------------------
                                                       ACTUAL   AS ADJUSTED (1)
                                                       -------  ---------------
                                                       (DOLLARS IN THOUSANDS)
Notes payable......................................... $ 1,966      $ 1,966
                                                       =======      =======
Current maturities of long-term debt.................. $ 2,919      $ 2,919
                                                       =======      =======
Long-term debt, including capital lease obligations
 and Credit Facility.................................. $28,050      $ 7,077
Series A Preferred Stock, $1.00 par value, $1,000
 liquidation value, cumulative, convertible; 10,000
 shares authorized, issued and outstanding, actual and
 as adjusted..........................................   9,448        9,448
Minority interest.....................................   1,428        1,428
Shareholders' equity:
  Preferred Stock, $1.00 par value; 1,990,000 shares
   authorized, actual and as adjusted; and no shares
   issued or outstanding, actual and as adjusted......     --           --
  Class A Common Stock $.015 par value; 50,000,000
   shares authorized, actual and as adjusted;
   8,617,259 shares issued and 7,890,670 shares
   outstanding, actual; and 10,367,259 shares issued
   and 9,640,670 shares outstanding, as
   adjusted (2).......................................     129          155
  Class B Common Stock, $.015 par value; 25,000,000
   shares authorized, actual and as adjusted; and no
   shares issued or outstanding, actual and as
   adjusted...........................................     --           --
  Capital in excess of par value......................  32,911       77,243
  Cumulative translation adjustment...................    (950)        (950)
  Retained earnings...................................  (4,073)      (4,073)
  Treasury stock, 726,589 shares of Class A Common
   Stock, actual and as adjusted......................  (1,610)      (1,610)
                                                       -------      -------
    Total shareholders' equity........................  26,407       70,765
                                                       -------      -------
      Total capitalization............................ $65,333      $88,718
                                                       =======      =======

--------
(1) Following completion of this offering, the Company intends to use a portion of the net proceeds received by it therefrom to repay all indebtedness outstanding under the Credit Facility and, thereafter, will reborrow funds under the Credit Facility as required to finance its working capital requirements and for general corporate purposes. At January 31, 1996, $19.0 million was outstanding under the Credit Facility. See "Use of Proceeds."

(2) Based on the number of shares outstanding on December 31, 1995. Does not include approximately (i) 1,208,419 shares of Class A Common Stock issuable upon the exercise of options (substantially all of which are held by officers and employees of the Company pursuant to its stock plans) and warrants (approximately 73% of which are held by Fleet Venture Resources, Fleet Equity Partners and Chisholm) outstanding as of December 31, 1995 at a weighted average exercise price of $14.28 per share or (ii) 625,000 shares of Class A Common Stock issuable upon the conversion of the Series A Preferred Stock (all of which is held by Fleet Venture Resources, Fleet Equity Partners and Chisholm) outstanding as of December 31, 1995, which is convertible at $16.00 per share. See "Principal Shareholders" and "Description of Capital Stock."

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATIONS DATA

  The following selected historical consolidated financial data for each of the years presented have been derived from the Company's audited consolidated financial statements. The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, together with the notes thereto and related report of Arthur Andersen LLP, independent accountants, are included elsewhere in this Prospectus. The following data should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere herein.

                                       YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------
                            1991       1992       1993       1994     1995 (1)
                          ---------  ---------  ---------  ---------  ---------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER
                                            MINUTE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue:
  Toll revenue..........  $  49,563  $  78,988  $ 100,646  $ 118,331  $ 175,269
  Leased lines and
   other................      1,563      2,692      5,300      8,113     13,597
                          ---------  ---------  ---------  ---------  ---------
    Total revenue.......     51,126     81,680    105,946    126,444    188,866
Network costs...........     32,343     52,314     70,286     79,438    114,841
                          ---------  ---------  ---------  ---------  ---------
Gross profit............     18,783     29,366     35,660     47,006     74,025
Other operating
 expenses:
  Depreciation and
   amortization.........      2,764      3,919      5,832      8,932     11,614
  Selling expenses......      2,295      3,350      8,726     14,497     21,617
  General and
   administrative.......     10,278     16,309     20,081     29,731     39,248
  Management
   restructuring........        --         --         --         --       1,328
  Equal access charges
   (2)..................        --         --         --       2,160        --
  Asset write-down (3)..        --         --      12,807        --         --
                          ---------  ---------  ---------  ---------  ---------
    Total other
     operating expenses.     15,337     23,578     47,446     55,320     73,807
                          ---------  ---------  ---------  ---------  ---------
Income (loss) from
 operations.............      3,446      5,788    (11,786)    (8,314)       218
Other income (expense):
  Interest income.......         39        276        205        124        198
  Interest expense......       (240)      (197)      (420)    (2,023)    (5,131)
  Terminated merger
   costs................        --         --         --        (200)       --
  Gain on sale of
   subsidiary stock.....        --         --       9,344        --         --
  Foreign exchange gain
   (loss)...............        --         --      (1,094)       169       (110)
                          ---------  ---------  ---------  ---------  ---------
    Total other income         (201)        79      8,035     (1,930)    (5,043)
     (expense)..........  ---------  ---------  ---------  ---------  ---------
Income (loss) from
 continuing operations
 before provision for
 (benefit from) income
 taxes and minority
 interest...............      3,245      5,867     (3,751)   (10,244)    (4,825)
Provision for (benefit
 from) income taxes.....      1,155      2,267     (3,743)     3,456        396
Minority interest in
 loss (earnings) of
 consolidated
 subsidiary.............        --         --       1,661      2,371       (133)
                          ---------  ---------  ---------  ---------  ---------
Income (loss) from
 continuing operations..      2,090      3,600      1,653    (11,329)    (5,354)
Loss from discontinued
 operations (net of
 income tax benefit of
 $616 in 1991, $878 in
 1992 and $667 in 1993).     (1,197)    (1,660)    (1,309)       --         --
Gain on disposal of
 discontinued operations
 (net of income tax
 provision of $8,350 in
 1993)..................        --         --      11,531        --         --
                          ---------  ---------  ---------  ---------  ---------
Net income (loss).......  $     893  $   1,940  $  11,875  $ (11,329) $  (5,354)
                          =========  =========  =========  =========  =========
Net income (loss) per
 common and common
 equivalent share
 applicable to common
 stock
 from continuing opera-
  tions (4).............  $     .36  $     .52  $     .24  $   (1.60) $    (.76)
  Discontinued opera-
   tions................       (.21)      (.24)      (.18)       --         --
  Gain on disposal of
   discontinued
   operations...........        --         --        1.64        --         --
                          ---------  ---------  ---------  ---------  ---------
    Net income (loss)
     per common and
     common equivalent
     share (4)..........  $     .15  $     .28  $    1.70  $   (1.60) $    (.76)
                          =========  =========  =========  =========  =========
Weighted average number
 of common shares.......  5,801,769  6,882,033  7,024,925  7,068,481  7,789,886
                          =========  =========  =========  =========  =========

                          (table continued, and footnotes appear, on next page)

(continued from previous page)

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1991     1992      1993     1994    1995 (1)
                                -------  -------  --------  -------  ---------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                           AND PER MINUTE DATA)
CONSOLIDATED BALANCE SHEET
 DATA(5):
Cash and cash equivalents...... $   327  $   353  $  1,467  $ 1,021  $     518
Current assets.................  11,120   16,251    22,476   28,045     45,726
Current liabilities............  12,577   27,889    23,191   32,016     56,074
Net working capital (deficit)..  (1,457) (11,638)     (715)  (3,971)   (10,348)
Property, plant and equipment,
 net...........................  15,794   21,951    27,077   44,081     56,691
Total assets...................  29,292   45,450    61,718   84,448    123,984
Short-term debt, including
 current maturities of long
 term debt ....................   3,071   11,525     2,424    1,613      4,885
Long-term debt, excluding
 current maturities............   6,111   12,747     1,795   29,914     28,050
Redeemable preferred stock.....     --       --        --       --       9,448
Shareholders' equity...........  21,670   22,711    31,506   19,086     26,407
OTHER FINANCIAL AND OPERATIONS
 DATA:
Net cash provided by (used in)
 operating activities.......... $ 3,141  $ 7,761  $(11,828) $ 1,093  $   3,967
                                =======  =======  ========  =======  =========
EBITDA(6)
  United States................ $ 5,473  $ 6,184  $  6,017  $ 5,847  $   8,653
  Canada.......................     737    3,523     2,423     (203)     7,299
  United Kingdom...............     --       --     (1,587)  (5,026)    (4,120)
                                -------  -------  --------  -------  ---------
    Total...................... $ 6,210  $ 9,707  $  6,853  $   618  $  11,832
                                =======  =======  ========  =======  =========
Billable minutes of use (in
 thousands)(7)................. 296,119  475,422   683,073  882,993  1,181,663
Customer accounts at period
 end...........................  25,846   50,318    98,400  202,991    310,815
Revenue per billable minute of
 use........................... $   .17  $   .17  $    .16  $   .14  $     .16
Network cost per billable
 minute of use................. $   .11  $   .11  $    .10  $   .09  $     .10
Class A Common Stock cash
 dividends declared(8)......... $   628  $   735  $  4,233  $   831  $     243
Cash dividends declared per
 share of Class A Common
 Stock(8)...................... $   .11  $   .11  $    .62  $   .12  $     .03

--------
(1) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.

(2) Represents $2,200 of charges incurred in 1994 in connection with conversion of the Company's network to equal access for its Canadian customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1995 Compared With 1994."
(3) In 1993, the Company recorded an asset write-down of $12,807. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1994 Compared With 1993."
(4) Includes (i) in 1993, a gain on sale of common stock of the Company's Canadian subsidiary of $1.33 per share and (ii) in 1995, a loss of $.07 per share related to redeemable preferred stock dividends and accretion.

(5) Balance sheet data from discontinued operations is excluded.

(6) Represents income (loss) from operations plus depreciation and amortization and asset write-down. In 1993, the Company recorded an asset write-down of $12,807. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1994 Compared With 1993." The Company has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used (provided) by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.

(7) Defined as billable voice long distance minutes of use.

(8) The Company's financing arrangements restrict the payment of dividends on the Class A Common Stock. The Company anticipates that it will not pay such dividends in the foreseeable future. See "Price Range of Class A Common Stock and Dividend Policy."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion includes certain forward-looking statements. For a discussion of important factors including, but not limited to continued development of the Company's markets, actions of regulatory authorities and competitors and dependence on management information systems, that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors" and the Company's periodic reports incorporated herein by reference.

GENERAL

  The Company's revenue is comprised of toll revenue and leased lines and other revenue. Toll revenue consists of revenue derived from ACC's long distance and operator-assisted services. Leased lines and other revenue consists of revenue derived from the resale of local exchange services, data line services, direct access lines and monthly subscription fees. Network costs consist of expenses associated with the leasing of transmission lines, access charges and certain variable costs associated with the Company's network. The following table shows the total revenue (net of intercompany revenue) and billable minutes of use attributable to the Company's U.S., Canadian and U.K. operations during each of 1993, 1994 and 1995:

                                           YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------
                                   1993             1994             1995
                             ---------------- ---------------- -----------------
                              AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT   PERCENT
                             -------- ------- -------- ------- --------- -------
                                     (DOLLARS AND MINUTES IN THOUSANDS)
TOTAL REVENUE:
United States............... $ 45,150   42.6% $ 54,599   43.2% $  65,975   34.9%
Canada......................   60,643   57.2    67,728   53.6     84,421   44.7
United Kingdom..............      153     .2     4,117    3.2     38,470   20.4
                             --------  -----  --------  -----  ---------  -----
  Total..................... $105,946  100.0% $126,444  100.0% $ 188,866  100.0%
                             ========  =====  ========  =====  =========  =====
BILLABLE MINUTES OF USE:
United States...............  378,778   55.5%  445,619   50.5%   486,618   41.2%
Canada......................  304,295   44.5   422,149   47.8    522,764   44.2
United Kingdom..............      --     --     15,225    1.7    172,281   14.6
                             --------  -----  --------  -----  ---------  -----
  Total.....................  683,073  100.0%  882,993  100.0% 1,181,663  100.0%
                             ========  =====  ========  =====  =========  =====

  The following table presents certain information concerning toll revenue per billable minute and network cost per billable minute attributable to the Company's U.S., Canadian and U.K. operations during each of 1993, 1994 and 1995:

                                                              1993  1994  1995
                                                              ----- ----- -----
TOLL REVENUE PER BILLABLE MINUTE:
United States................................................ $.115 $.115 $.126
Canada.......................................................  .187  .149  .146
United Kingdom...............................................   --   .268  .220
NETWORK COST PER BILLABLE MINUTE:
United States................................................ $.070 $.070 $.075
Canada.......................................................  .143  .108  .100
United Kingdom...............................................   --   .177  .149

  The Company believes that its historic revenue growth as well as its historic network costs and results of operations for each of its U.S., Canadian and U.K. operations generally reflect the state of development of the Company's operations, the Company's customer mix and the competitive and deregulatory environment in each of those markets. The Company entered the U.S., Canadian and U.K. telecommunications markets in 1982, 1985 and 1993, respectively.

  Deregulatory influences have affected the telecommunications industry in the U.S. since 1984 and the U.S. market has experienced considerable competition for a number of years. The competitive influences on the pricing of ACC U.S.'s services and network costs have been stabilizing during the past few years. This may change in the future as a result of recent U.S. legislation that further opens the market to competition, particularly from RBOCs. The Company expects competition based on price and service offerings to increase. See "Risk Factors--Potential Adverse Effects of Regulation" and "Risk Factors-- Increasing Domestic and International Competition."

  Because the deregulatory trend in Canada, which commenced in 1989, has increased competition, ACC Canada experienced significant downward pressure on the pricing of its services during 1994. The Company expects such downward pressure to continue, although it is expected that the pricing pressure may abate over time as the market matures. The impact of this pricing pressure on revenues of ACC Canada is being offset, in part, by an increase in the Canadian residential and student billable minutes of usage as a percentage of total Canadian billable minutes of usage. Toll revenue per billable minute attributable to residential and student customers in Canada generally exceeds the toll revenue per billable minute attributable to commercial customers. The Company expects that the net effect of changes to contribution charges will be minimal in 1996 and will cause an increase of approximately Cdn $1.5 million in the Company's 1997 network costs. However, additional reductions in contribution rates may offset this increase. The Company also believes that its network costs per billable minute in Canada may decrease during periods after 1996 if there is an anticipated increase in long distance transmission facilities available for lease from Canadian transmission facilities-based carriers as a result of expected growth in the number and capacity of transmission networks in that market. The foregoing forward-looking statements are based upon expectations of actions that may be taken by third parties, including Canadian regulatory authorities and transmission facilities-based carriers. If such third parties do not act as expected, the Company's actual results may differ materially from the foregoing discussion.

  The Company believes that, because deregulatory influences have only recently begun to impact the U.K. telecommunications industry, the Company will continue to experience a significant increase in revenue from that market during the next few years. The foregoing belief is based upon expectations of actions that may be taken by U.K. regulatory authorities and the Company's competitors; if such third parties do not act as expected, the Company's revenues in the U.K. might not increase. If ACC U.K. were to experience increased revenues, the Company believes it should be able to enhance its economies of scale and scope in the use of the fixed cost elements of its network. Nevertheless, the deregulatory trend in that market is expected to result in competitive pricing pressure on the Company's U.K. operations which could adversely affect revenues and margins. Since the U.K. market for transmission facilities is dominated by British Telecom and Mercury, the downward pressure on prices for services offered by ACC U.K. may not be accompanied by a corresponding reduction in ACC U.K.'s network costs and, consequently, could adversely affect the Company's business, results of operations and financial condition, particularly in the event revenue derived from the Company's U.K. operations accounts for an increasing percentage of the Company's total revenue. Moreover, the Company's U.K. operations are highly dependent upon the transmission lines leased from British Telecom. See "Risk Factors--Dependence on Transmission Facilities-Based Carriers and Suppliers." As each of the telecommunications markets in which it operates continues to mature, growth in its revenue and customer base in each such market is likely to decrease over time.

  The Company believes that competition in non-U.S. markets is likely to increase and become more like competition in the U.S. markets over time as non-U.S. markets continue to experience deregulatory influences. Prices in the long distance industry have declined from time to time in recent years and, as competition in Canada and the U.K. increases, prices are likely to continue to decrease.

  Since the commencement of the Company's operations, the Company has undertaken a program of developing and expanding its service offerings, geographic focus and network. In connection with this development and expansion, the Company has made significant investments in telecommunications circuits, switches, equipment and software. These investments generally are made significantly in advance of anticipated customer growth and resulting revenue. The Company also has increased its sales and marketing, customer support, network operations and field services commitments in anticipation of the expansion of its customer base and targeted geographic markets. The Company expects to continue to expand the breadth and scale of its network and related sales and marketing, customer support and operations activities. These expansion efforts are likely to cause the Company to incur significant increases in expenses from time to time, in anticipation of potential future growth in the Company's customer base and targeted geographic markets.

  The Company's operating results have fluctuated in the past and they may continue to fluctuate significantly in the future as a result of a variety of factors, some of which are beyond the Company's control. The Company expects to focus in the near term on building and increasing its customer base, service offerings and targeted geographic markets, which will require it to increase significantly its expenses for marketing, and development of its network and new services and may adversely impact operating results from time to time. The Company's sales to other long distance carriers have been increasing. Revenues from other resellers accounted for approximately 22%, 7% and 9% of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, in 1995, and are expected to account for a higher percentage in the future. With respect to these customers, the Company competes almost exclusively on price, does not have long term contracts and generates lower gross margins as a percentage of revenue. See "Risk Factors--Recent Losses; Potential Fluctuations in Operating Results."

RESULTS OF OPERATIONS

  The following table presents, for the three years ended December 31, 1995, certain statement of operations data expressed as a percentage of total revenue:

                                                        YEAR ENDED DECEMBER
                                                                31,
                                                        -----------------------
                                                        1993   1994    1995 (1)
                                                        -----  -----   --------
Revenue:
  Toll revenue.........................................  95.0%  93.6%    92.8%
  Leased lines and other...............................   5.0    6.4      7.2
                                                        -----  -----    -----
    Total revenue...................................... 100.0  100.0    100.0
Network costs..........................................  66.3   62.8     60.8
                                                        -----  -----    -----
Gross profit...........................................  33.7   37.2     39.2
Other operating expenses:
  Depreciation and amortization........................   5.5    7.1      6.1
  Selling expenses.....................................   8.2   11.5     11.4
  General and administrative...........................  19.0   23.5     20.8
  Management restructuring.............................   --     --       0.7
  Equal access charges.................................   --     1.7      --
  Asset write-down.....................................  12.1    --       --
                                                        -----  -----    -----
    Total other operating expenses.....................  44.8   43.8     39.0
                                                        -----  -----    -----
Income (loss) from operations.......................... (11.1)  (6.6)     0.2
Total other income (expense)...........................   7.6   (1.5)    (2.7)
Loss from continuing operations before provision for
 (benefit from) income taxes and minority interest.....  (3.5)  (8.1)    (2.5)
Provision for (benefit from) income taxes..............  (3.5)   2.7      0.2
Minority interest in (earnings) loss of consolidated
 subsidiary............................................   1.6    1.9     (0.1)
                                                        -----  -----    -----
Income (loss) from continuing operations...............   1.6%  (8.9)%   (2.8)%
                                                        =====  =====    =====

--------
(1) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.

1995 COMPARED WITH 1994

  Revenue. Total revenue for 1995 increased by 49.4% to $188.9 million from $126.4 million in 1994, reflecting growth in both toll revenue and leased lines and other revenue. Toll revenue for 1995 increased by 48.1% to $175.2 million from $118.3 million in 1994. In the United States, toll revenue increased 19.3% as a result of a 9.2% increase in billable minutes of use and a more favorable mix of toll services provided, offset slightly by a decrease in prices per minute. The volume increases are primarily a result of increased revenue attributable to other U.S. carriers (approximately $5.8 million), commercial (approximately $33.8 million), residential (approximately $3.6 million) and student (approximately $10.5 million) customers in the Company's service region. In Canada, toll revenue increased 20.9%, primarily as a result of a 23.8% increase in billable minutes (primarily because of a 47.3% increase in the number of customer accounts from approximately 104,000 to 153,000), offset by a slight decline in prices. The price declines are a result of the price competition, particularly in Canada, in 1994 which decreased rates in the middle of that year. Since the end of 1994, ACC's revenues per minute on a consolidated basis have been increasing slightly as a result of the increasing percentage of U.K. revenues and the Company's successful introduction of higher price per minute products. In the United Kingdom, toll revenue increased 830.7%, due to significant volume increases (including a 310% increase in the number of customer accounts from approximately 11,000 to 45,000), offset by lower prices that resulted from entering the commercial and residential markets and from competitive pricing pressure. Exchange rates did not have a material impact on revenue in either the U.K. or in Canada. At December 31, 1995, the Company had approximately 311,000 customer accounts compared to approximately 203,000 customer accounts at December 31, 1994, an increase of 53%. During 1995, customer accounts increased from 88,589 to 113,717 in the U.S.; from 103,535 to 152,504 in Canada; and from 10,867 to 44,594 in the U.K. See "Business--Sales and Marketing."

  For 1995, leased lines and other revenue increased by 67.6% to $13.6 million from $8.1 million in 1994. This increase was due to the Metrowide Communications acquisition as of August 1, 1995 (approximately $2.9 million from the date of acquisition through year end), local service revenue (approximately $1.5 million) generated through the university program in the U.S. and the local exchange operations in upstate New York, which generated nominal revenues in 1994.

  Network Costs. Network costs increased to $114.8 million for 1995, from $79.4 million in 1994, due to the increase in billable long distance minutes. However, network costs, expressed as a percentage of revenue, decreased to 60.8% for 1995 from 62.8% in 1994 due to reduced contribution charges in Canada and increased volume efficiencies in the U.K. Contribution charges represented 5.2% of revenue in 1995 as compared to 10.1% in 1994. These efficiencies were partially offset by reduced margins in the U.S. due to increased carrier traffic.

  Other Operating Expenses. Depreciation and amortization expense increased to $11.6 million for 1995 from $8.9 million in 1994. Expressed as a percentage of revenue, these costs decreased to 6.1% in 1995 from 7.1% in 1994, reflecting the increases in revenue realized during 1995. The $2.7 million increase in depreciation and amortization expense was primarily attributable to assets placed in service in the fourth quarter of 1994 and during 1995, particularly equipment at U.S. university sites, switching centers in London and Manchester in the U.K., and switch upgrades in Rochester, Syracuse, Vancouver and Toronto. Amortization of approximately $0.4 million associated with the customer base and goodwill recorded in the Metrowide Communications acquisition also contributed to the increase.

  Selling expenses for 1995 increased by 49.1% to $21.6 million compared with $14.5 million in 1994. Expressed as a percentage of revenue, selling expenses were 11.4% for 1995 compared to 11.5% for 1994. The $7.1 million increase in selling expenses was primarily attributable to increased marketing costs and sales commissions associated with the rapid growth of the Company's operations in Canada (approximately $1.7 million) and the U.K. (approximately $5.6 million). General and administrative expenses for 1995 were $39.2 million compared with $29.7 million in 1994. Expressed as a percentage of revenue, general and administrative expenses were 20.8% for 1995, compared to 23.5% in 1994. The increase in general and administrative expenses was primarily attributable to a $9.5 million increase in personnel and customer service costs associated with the growth of the Company's customer bases and geographic expansion in each country. Also included in general and administrative expenses for 1995 was approximately $1.8 million related to the Company's local service market sector in New York State.

  The Company also incurred in 1995 non-recurring costs of $1.3 million related to management restructuring. These costs consisted of an $0.8 million payment in consideration of a non-compete agreement with the Chairman of the Board which was negotiated and agreed to in connection with his resignation as Chief Executive Officer. The remaining $0.5 million related to severance expenses with respect to three other members of executive management, the terms of which were negotiated at the time of the executives' departure based on their existing agreements with the Company. In connection with the departure of one executive, the vesting schedule for options to purchase 16,150 shares of Class A Common Stock (out of the options to purchase a total of 33,600 shares which had been granted to the executive) were accelerated to allow him to exercise the options.

  During the third quarter of 1994, the Company initiated the process of enhancing its network to prepare for equal access for its Canadian customers. "Equal access" allows customers to place a call over the Company's network simply by dialing "1" plus the area code and telephone number. Before equal access was available, the Company needed to install a "dialer" on its customers' premises or require the customer to dial an access code before placing a long distance call. Costs associated with this process included maintaining duplicate network facilities during transition, recontacting customers and the administrative expenses associated with accumulating the data necessary to convert the Company's customer base to equal access. This process was completed during the fourth quarter of 1994 at a total cost of $2.2 million, which has been reflected as a charge to income from operations for 1994. This network enhancement, the costs of which are non-recurring, will enable the Company to offer a broader range of services to Canadian customers, and increase customer convenience in using the Company's telecommunications services.


  Other Income (Expense). Net interest expense increased to $4.9 million for 1995 compared to $1.9 million in 1994, due primarily to the Company's increased weighted average borrowings on revolving lines of credit (approximately $3.1 million) related to financing of university projects in the U.S., expansion of the U.K. and the local service businesses during 1995, write-off of deferred financing costs (approximately $0.3 million) related to the Company's lines of credit which were refinanced in July 1995, debt service costs associated with 12% subordinated notes issued in May 1995 (approximately $0.4 million) and contingent interest associated with the Credit Facility (approximately $0.3 million). On September 1, 1995, the subordinated notes were exchanged for Series A Preferred Stock and, consequently, there will be no further interest expense associated with the 12% subordinated notes. The Series A Preferred Stock accrues dividends at the rate of 12% per annum. Upon any conversion of Series A Preferred Stock, the accrued and unpaid dividends thereon will be extinguished and no longer deemed payable. See "Description of Capital Stock."

  Foreign exchange gains and losses reflect changes in the value of Canadian and British currencies relative to the U.S. dollar for amounts lent to foreign subsidiaries. Foreign exchange rate changes resulted in a net loss of $0.1 million for 1995, compared to a $0.2 million gain in 1994. The Company continues to hedge all foreign currency transactions in an attempt to minimize the impact of transaction gains and losses on the income statement. The Company does not engage in speculative foreign currency transactions.

  During 1994, the Company increased its income tax provision to provide for a valuation allowance equal to 100% of the amount of the Company's foreign tax benefits which had been recorded at December 31, 1993. No income tax benefits have been recorded for the 1995 operating losses in Canada or the U.K. due to the uncertainty of recognizing the income tax benefit of those losses in the future.

  Minority interest in loss of consolidated subsidiary reflects the portion of the Company's Canadian subsidiary's income or loss attributable to the approximately 30% of that subsidiary's common stock that is publicly traded in Canada. For 1995, minority interest in earnings of the consolidated subsidiary was a loss of $0.1 million compared to a gain of $2.4 million in 1994.

  The Company's net loss for 1995 was $5.4 million, compared to $11.3 million in 1994. The 1995 net loss resulted primarily from the expansion of operations in the U.K. (approximately $6.8 million), increased net interest expense associated with additional borrowings (approximately $4.9 million), increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million) and management restructuring costs (approximately $1.3 million), offset by positive operating income from the U.S. and Canadian long distance subsidiaries of approximately $9.0 million.

1994 COMPARED WITH 1993

  Revenue. Total revenue for 1994 increased by 19.3% to $126.4 million from $105.9 million in 1993, reflecting growth in toll revenue and leased lines and other revenue. Toll revenue for 1994 increased by 17.6% to $118.3 million from $100.6 million in 1993. This increase was due to the continued expansion of the Company's university program in the U.S., Canada, and the U.K., and growth in both the commercial and residential customer bases in Canada through affinity programs and expansion throughout Western Canada. For a discussion of the Company's affinity programs, see "Business--Sales and Marketing." At December 31, 1994, the Company had approximately 203,000 customer accounts compared to approximately 98,000 customer accounts at December 31, 1993, an increase of more than 100%. During 1994, customer accounts increased from 50,287 to 88,589 in the U.S.; from 45,615 to 103,535 in Canada; and from 2,000 to 10,867 in the U.K.

  For 1994, leased lines and other revenue increased by 53.1% to $8.1 million from $5.3 million in 1993. This increase was due to growth in data line sales in Canada as well as increased local service revenue generated through the university program in the U.S.

  Network Costs. Network costs increased to $79.4 million for 1994, from $70.3 million in 1993, due to the increase in billable long distance minutes. Network costs, as a percentage of revenue, decreased to 62.8% for 1994 from 66.3% in 1993 due to the Company's more efficient utilization of its leased facilities in Canada through economies of scale and a more favorable mix of traffic from increased residential and student usage during off peak hours, which combined to decrease network costs by 4.4% of total consolidated revenue.

  Other Operating Expenses. Depreciation and amortization expense increased to $8.9 million for 1994, from $5.8 million in 1993. Expressed as a percentage of revenue, these costs increased to 7.1% in 1994 from 5.5% in 1993, reflecting the cost of investments in additional equipment (approximately $19.3 million) in the U.S., Canada and the U.K. incurred in advance of anticipated billable minute volume growth. The $3.1 million increase in depreciation and amortization expense was primarily attributable to assets placed in service in the fourth quarter of 1993 and the first three quarters of 1994 related to the Company's continued expansion of its network throughout Canada, the installation of additional switches (approximately $5.2 million) and increased on-site equipment at universities in the U.S. (approximately $2.9 million).

  Selling expenses for 1994 increased by 66.1% to $14.5 million from $8.7 million in 1993. Expressed as a percentage of revenue, selling expenses were 11.5% for 1994 compared to 8.2% in 1993. This increase was attributable in part to the aggressive expansion of the Company's marketing territory into Western Canada, including the expansion following the installation of a switch in Vancouver, British Columbia and the opening of sales offices in Calgary, Alberta and Winnipeg, Manitoba (approximately $0.3 million) and the start-up of a nationwide marketing campaign in the U.K. during the second half of 1994 (approximately $0.5 million). During 1994, the Company added over 100,000 customers compared to approximately 46,000 added in 1993. The total costs of the marketing effort related to these customers are reflected in the results for the year while the revenue generated by the majority of these customers (universities and students) did not begin until the end of the third quarter corresponding to the beginning of the fall semester for most colleges and universities. General and administrative expenses for 1994 increased by 48.1% to $29.7 million from $20.1 million in 1993. Expressed as a percentage of revenue, general and administrative expenses were 23.5% for 1994 compared to 19.0% in 1993. The increase was primarily attributable to increased personnel costs (approximately $5.1 million) and customer service costs (approximately $0.6 million) associated with the growth of the Company's customer bases in each country. Also included in general and administrative expenses for 1994 was approximately $3.0 million in start-up costs related to the Company's entry into the local service market sector in New York state which occurred during the fourth quarter of 1994.

  During 1993, the Company recorded a non-cash expense of $12.8 million related to the write-down of the carrying value of certain assets of its U.S. and Canadian operations. This charge included approximately $5.1 million relating to certain fixed assets, including equipment used in connection with a microwave network deemed obsolete due to technological changes, $1.2 million related to the goodwill and customer bases from U.S. acquisitions, $2.8 million pertaining to an acquired customer base and accounts receivable relating to acquisitions made by ACC Canada and $3.8 million relating to autodialing equipment of ACC Canada resulting from the anticipated implementation by the CRTC of equal ease of access regulations in July 1994.

  Other Income (Expense). Net interest expense increased to $1.9 million for 1994 compared to $0.2 million in 1993, due primarily to the Company's increased borrowings on lines of credit throughout 1994. During 1994, the Company incurred terminated merger costs of $0.2 million resulting from a transaction which was not completed. During 1993, the Company recognized gains of $9.3 million from the sale of stock in its Canadian subsidiary and $10.2 million (net of provision for income taxes) from the sale of the Company's cellular assets.

  Foreign exchange gains and losses reflect changes in the value of Canadian and British currencies relative to the U.S. dollar for amounts lent to these foreign subsidiaries. Foreign exchange rate changes resulted in a net gain of $0.2 million for 1994, compared to a $1.1 million loss in 1993 due to the Company's program of hedging against foreign currency exposures for intercompany indebtedness which began at the end of 1993.

  During 1994, the Company increased its income tax provision to provide for a valuation allowance equal to 100% of the amount of the Company's foreign tax benefits which had been recorded at December 31, 1993. These benefits had been accrued based on the Company's history of profitability in Canada. However, given the magnitude of the Canadian subsidiary's losses in 1994, the Company believed that a valuation allowance was necessary to reflect the uncertainty of realizing the income tax benefits of those losses in the future.

  Minority interest in loss of consolidated subsidiary reflects the portion of the Company's Canadian subsidiary's income or loss attributable to the approximately 30% of that subsidiary's common stock that is publicly traded in Canada. For 1994, minority interest in loss of consolidated subsidiary increased to $2.4 million from $1.7 million in 1993 due to the increase in net losses generated by ACC Canada in 1994 when compared to 1993.

  During the third quarter of 1993, the Company recognized a gain of $11.5 million, net of taxes, from the sale of the operating assets and liabilities of its former cellular subsidiary, Danbury Cellular Telephone Co. The operating loss from these discontinued operations was $1.3 million for 1993, resulting in a net gain on the disposition of these operations of $10.2 million.

  The Company's net loss for 1994 was $11.3 million compared to net income of $11.9 million in 1993. The 1994 net loss resulted primarily from operating losses due to expansion in the U.K. (approximately $5.6 million), the recording of the valuation allowance against deferred tax benefits (approximately $3.0 million), implementation of equal access in Canada (approximately $2.2 million) and operating losses due to expansion in local telephone service in the U.S. (approximately $0.9 million). The 1993 net income was primarily attributable to the gain on the sale of the Company's cellular assets.

QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly financial data for the preceding eight quarters through the quarter ended December 31, 1995. In the opinion of management, the unaudited information set forth below has been prepared on the same basis as the audited information set forth elsewhere herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                  QUARTER ENDED
                         ----------------------------------------------------------------------
                                      1994                                1995
                         ----------------------------------  ----------------------------------
                         MAR. 31  JUNE 30  SEP. 30  DEC. 31  MAR. 31  JUNE 30  SEP. 30  DEC. 31
                         -------  -------  -------  -------  -------  -------  -------  -------
                                 (DOLLARS IN THOUSANDS EXCEPT FOR SHARE AMOUNTS)
Revenue................. $32,335  $28,807  $28,409  $36,893  $39,708  $41,633  $45,911  $61,607
Gross profit............  11,970    9,933   10,660   14,443   14,963   15,319   17,806   25,929
Depreciation and
 amortization...........   1,960    2,107    2,259    2,640    2,532    2,863    3,011    3,212
Income (loss) from
 operations.............     955   (1,808)  (6,005)  (1,490)    (446)    (855)    (364)   1,876
Total other income
 (expense)..............    (277)    (243)    (706)    (670)    (948)  (1,473)  (1,354)  (1,265)
Net income (loss)....... $   346  $(1,024) $(8,456) $(2,195) $(1,654) $(2,250) $(1,849) $   395
Net income (loss) per
 common and common
 equivalent share....... $  0.05  $ (0.15) $ (1.20) $ (0.30) $ (0.23) $ (0.29) $ (0.24) $ (0.00)

  The Company's quarterly operating results have fluctuated and will continue to fluctuate from period to period depending upon factors such as the success of the Company's efforts to expand its geographic and customer base, changes in, and the timing of expenses relating to, the expansion of the Company's network, regulatory and competitive factors, the development of new services and sales and marketing and changes in pricing policies by the Company or its competitors. In view of the significant historic growth of the Company's operations, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance and that the Company may experience significant period-to-period fluctuations in operating results in the future. See "Risk Factors--Recent Losses; Potential Fluctuations in Operating Results."

  Historically, a significant percentage of the Company's revenue has been derived from university and college administrators and students, which caused its business to be subject to seasonal variation. To the extent that the Company continues to derive a significant percentage of its revenues from university and college customers, the Company's results of operations could remain susceptible to seasonal variation.

  During the third quarter of 1994, the Company initiated the process of enhancing its network to prepare for the introduction of equal access for its Canadian customers. The acquisition of Metrowide Communications and the management restructuring charges in 1995, and the Canadian equal access costs in 1994, affect the comparability of the quarterly financial data set forth above. See "--1995 Compared With 1994--Other Charges."

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has satisfied its working capital requirements through cash flow from operations, through borrowings and financings from financial institutions, vendors and other third parties, and through the issuance of securities. In addition, the Company used the proceeds from the 1993 sale of ACC Canada common stock and the 1993 sale of its cellular operations to fund the expansion of its operations in Canada and the U.K. During 1995, the Company raised $20.0 million, through the issuance of 825,000 shares of Class A Common Stock for $11.1 million (net of issuance expense) and notes which were exchanged for 10,000 shares of Series A Preferred Stock for $8.9 million (net of issuance expenses). The proceeds from the 1995 issuances of Class A Common Stock and notes were used to reduce indebtedness and for working capital and capital expenditures. In July 1995, the Company entered into the five-year $35.0 million Credit Facility.

  Net cash flows generated by operations was $1.1 million and $4.0 million during 1994 and 1995, respectively. The increase of approximately $3.9 million in the cash flow provided by operating activities during 1995 versus 1994 was primarily attributable to the improved financial performance of ACC Canada during 1995 in comparison to 1994 and an increase in accounts receivable resulting from the expansion in the Company's customer base and related revenues which was partially offset by a decline in other receivables. If additional competition were to result in significant price reductions that are not offset by reductions in network costs, net cash flows from operations would be materially adversely affected.

  Net cash flows used in investing activities was $21.0 million and $15.3 million during 1994 and 1995, respectively. The decrease of approximately $5.7 million in net cash flow used in investing activities during 1995 versus 1994 was principally attributable to a decrease in capital expenditures incurred by the Company, which was partially offset by the use of cash flows in connection with the Metrowide Communications acquisition.

  Accounts receivable increased by $18.5 million during 1995 as a result of the expansion of the Company's customer base due to sales and marketing efforts, the Metrowide Communications acquisition and a customer base acquisition. Sales to customers in Canada and the U.K. in 1995 represented approximately 65.1% of total revenues, as opposed to 56.8% in 1994. Account balances from the Company's customers in Canada and the U.K. are typically outstanding longer than those in the U.S. market. In addition, the Company acquired approximately $0.9 million of Canadian accounts receivable in 1995 without a corresponding increase in revenues as a result of the Metrowide Communications acquisition. The Company's sales to other carriers (which typically pay more slowly than other customers of the Company) also increased during 1995. Accounts receivable at the end of the year, expressed as a percentage of total revenue, increased to 20.6% for 1995 from 16.2% for 1994.

  The acquisition of Metrowide Communications was accounted for as a purchase and resulted in the allocation of approximately $5.0 million to goodwill, which will be amortized over five years from the date of acquisition. Accounts payable decreased by $3.2 million during 1995, principally as a result of the payment of an accrued payable which existed at December 31, 1994 relating to a capital project completed during 1995. Accrued network costs increased by $17.7 million during 1995, principally as a result of the incurrence of costs relating to the leasing and usage of transmission facilities in order to accommodate actual and potential future growth in the Company's customer base, particularly in the U.K. Accrued network costs also increased due to delays in billing by British Telecom in the U.K.

  Other accrued expenses increased by $6.4 million during 1995. This increase was primarily related to an increase in accrued taxes of approximately $2.6 million, an increase in accrued commissions, compensation and benefits of approximately $1.3 million, an increase in accruals relating to customers and service providers of approximately $0.8 million, and an increase in recurring, general business accruals of approximately $1.7 million.

  The Company's principal need for working capital is to meet its selling, general and administrative expenses as its business expands. In addition, the Company's capital resources have been used for the Metrowide Communications acquisition, capital expenditures, various customer base acquisitions and, prior to the termination thereof during the second quarter of 1995, payments of dividends to holders of its Class A Common Stock. The Company has had a working capital deficit at the end of the last several years and, at December 31, 1995, the Company had a working capital deficit of approximately $10.3 million. This related to short term debt associated with the Metrowide Communications acquisition and delays in billings from, or the resolution of billing discussions with, vendors. The Company has experienced delays from time to time in billings from carriers from which it leases transmission lines. In addition, prior to making payment to the carriers, the Company typically needs to resolve discrepancies between the amount billed by the carriers and the Company's records concerning usage of leased lines. The Company accrues an expense for the amount of its estimated obligation to the carriers pending the resolution of such discussions. During 1995, the Company's EBITDA minus capital expenditures and changes in working capital was $(7.0) million.

  The Company anticipates that, during 1996, its capital expenditures will be approximately $26.0 million for the expansion of its network, the acquisition, upgrading and development of switches and other telecommunications equipment as conditions warrant, the development, licensing and integration of its management information system and other software, the development and expansion of its service offerings and customer programs and other capital expenditures. ACC expects that it will continue to make significant capital expenditures during future periods. The Company's actual capital expenditures and cash requirements will depend on numerous factors, including the nature of future expansion (including the extent of local exchange services, which is particularly capital intensive) and acquisition opportunities, economic conditions, competition, regulatory developments, the availability of capital and the ability to incur debt and make capital expenditures under the terms of the Company's financing arrangements. Prior to 1995, the Company had funded capital expenditures through its credit facilities and other short term debt arrangements, which were refinanced in 1995 with the Credit Facility.

  The Company is obligated to pay the lenders under the Credit Facility a contingent interest payment based on the appreciation in market value of 140,000 shares of the Company's Class A Common Stock from $14.92 per share, subject to a minimum of $0.75 million and a maximum of $2.1 million. The payment is due upon the earlier of (i) January 21, 1997, (ii) any material amendment to the Credit Facility, (iii) the signing of a letter of intent to sell the Company or any material subsidiary, or (iv) the cessation of active trading of the Company's Class A Common Stock on other than a temporary basis. The Company is accruing this obligation over the 18-month period ending January 21, 1997 ($0.6 million has been accrued through March 1, 1996).

  Any holder of Series A Preferred Stock has the right to cause the Company to redeem such Series A Preferred Stock upon the occurrence of certain events, including the entry of a judgment against the Company or a default by the Company under any obligation or agreement for which the amount involved exceeds $500,000. See "Description of Capital Stock--Preferred Stock--Series A Preferred Stock."

  As of January 31, 1996, the Company had approximately $0.9 million of cash and cash equivalents and maintained the $35.0 million Credit Facility, subject to availability under a borrowing base formula and certain other conditions (including borrowing limits based on the Company's operating cash flow), under which borrowings of approximately $19.0 million were outstanding, approximately $13.0 million was available for borrowing and $3.0 million was reserved for letters of credit. The maximum aggregate principal amount of the Credit Facility is required to be reduced by $2.45 million per quarter commencing on July 1, 1997 and by $2.91 million per quarter commencing on January 1, 1999 until maturity on July 1, 2000. During 1995 the Company entered into swap agreements with respect to $11.5 million of indebtedness under the Credit Facility, as required by the terms of the Credit Facility. The swap agreements expire at various times through December 1998 and require the Company to pay interest at rates ranging from 5.98% to 6.02% per annum and permit the Company to receive interest at variable rates.

  The Company also is obligated to pay, on demand commencing in August of 1996, the remaining $0.9 million (after the February 1996 payment) pursuant to a note issued in connection with the Metrowide Communications acquisition. In addition, the Company has $2.9 million, $2.6 million and $2.1 million of capital lease obligations which mature during 1996, 1997 and 1998, respectively. The Company's financing arrangements, which are secured by substantially all of the Company's assets and the stock of certain subsidiaries, require the Company to maintain certain financial ratios and prohibit the payment of dividends.

  In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. These instruments include letters of credit, guarantees of debt, interest rate swap agreements and foreign currency exchange contracts relating to intercompany payables of foreign subsidiaries. The Company does not use derivative financial instruments for speculative purposes. Foreign currency exchange contracts are used to mitigate foreign currency exposure and are intended to protect the U.S. dollar value of certain currency positions and future foreign currency transactions. The aggregate fair value, based on published market exchange rates, of the Company's foreign currency contracts at December 31, 1995 was $24.5 million. Interest rate swap agreements are used to reduce the Company's exposure to risks associated with interest rate fluctuations. The Company was party to interest rate swap agreements at December 31, 1995 which had the effect of converting interest in respect of $11.5 million principal amount of the Credit Facility to a fixed rate. As is customary for these types of instruments, collateral is generally not required to support these financial instruments.

  By their nature, all such instruments involve risk, including the risk of nonperformance by counterparties, and the Company's maximum potential loss may exceed the amount recognized in the Company's balance sheet. However, at December 31, 1995, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. The Company controls its exposure to counterparty credit risk through monitoring procedures and by entering into multiple contracts, and management believes that reserves for losses are adequate. Based upon the Company's knowledge of the financial position of the counterparties to its existing derivative instruments, the Company believes that it does not have any significant exposure to any individual counterparty or any major concentration of credit risk related to any such financial instruments.

  The Company believes that, under its present business plan, the net proceeds from the sale by the Company of the Class A Common Stock offered hereby, together with borrowings under the Credit Facility, vendor financing and cash from operations will be sufficient to meet anticipated working capital and capital expenditure requirements of its existing operations. The forward-looking information contained in the previous sentence may be affected by a number of factors, including the matters described in this paragraph and under "Risk Factors." The Company may need to raise additional capital from public or private equity or debt sources in order to finance its operations, capital expenditures and growth for periods after 1996 and for the optional redemption of Series A Preferred Stock if it is not converted. Moreover, the Company believes that continued growth and expansion through acquisitions, investments and strategic alliances is important to maintain a competitive position in the market and, consequently, a principal element of the Company's business strategy is to develop relationships with strategic partners and to acquire assets or make investments in businesses that are complementary to its current operations. The Company may need to raise additional funds in order to take advantage of opportunities for acquisitions, investments and strategic alliances or more rapid international expansion, to develop new products or to respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of holders of Class A Common Stock. There can be no assurance that the Company will be able to raise such capital on acceptable terms or at all. In the event that the Company is unable to obtain additional capital or is unable to obtain additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion opportunities and capital expenditures, which could have a material adverse effect on its business, results of operations and financial condition and could adversely impact its ability to compete.

  The Company may seek to develop relationships with strategic partners both domestically and internationally and to acquire assets or make investments in businesses that are complementary to its current operations. Such acquisitions, strategic alliances or investments may require that the Company obtain additional financing and, in some cases, the approval of the holders of debt or preferred stock of the Company. The Company's ability to effect acquisitions, strategic alliances or investments may be dependent upon its ability to obtain such financing and, to the extent applicable, consents from its debt or preferred stock holders.

SFAS NO. 123

  The Company is required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. This Statement encourages entities to adopt a fair value based method of accounting for employee stock option plans (whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the employee service period) rather than the current intrinsic value based method of accounting (whereby compensation cost is measured at the grant date as the difference between market value and the price for the employee to acquire the stock). If the Company elects to continue using the intrinsic value method of accounting, pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied, will need to be disclosed. Management has not decided if the Company will adopt the fair value based method of accounting for the Company's stock option plans. The Company believes that adopting the fair value basis of accounting could have a material impact on the financial statements and such impact is dependent upon future stock option activity.

                                   BUSINESS

  ACC is a switch-based provider of telecommunications services in the United States, Canada and the United Kingdom. The Company primarily provides long distance telecommunications services to a diversified customer base of businesses, residential customers and educational institutions. As a result of the Company's historical focus on providing long distance services in the Northeastern United States and recent regulatory changes, ACC has begun to provide local telephone service as a switch-based local exchange reseller in upstate New York and as a reseller of local exchange services in Ontario, Canada. ACC operates an advanced telecommunications network consisting of seven long distance international and domestic switches located in the U.S., Canada and the U.K., a local exchange switch located in the U.S., leased transmission lines, and network management systems designed to optimize traffic routing.

  The Company's objective is to grow its long distance telecommunications customer base in its existing markets and to establish itself in deregulating Western European markets that have high density telecommunications traffic, such as France and Germany, when the Company believes that business and regulatory conditions warrant. The key elements of the Company's business strategy are: (1) to broaden ACC's penetration of the U.S., Canadian and U.K. telecommunications markets by expanding its long distance, local and other service offerings and geographic reach; (2) to utilize ACC's operating experience as an early entrant in deregulating markets in the U.S., Canada and the U.K. to penetrate other deregulating telecommunications markets that have high density telecommunications traffic; (3) to achieve economies of scale and scope in the utilization of ACC's network; and (4) to seek acquisitions, investments or strategic alliances involving assets or businesses that are complementary to ACC's current operations.

  The Company's principal competitive strengths are: (1) ACC's sales and marketing organization and the customized service ACC offers to its customers;
(2) ACC's offering of competitive prices which the Company believes generally are lower than prices charged by the major carriers in each of its markets;
(3) ACC's position as an early entrant in the U.S., Canadian and U.K. markets as an alternative carrier; (4) ACC's focus on more profitable international telecommunications traffic between the U.S., Canada and the U.K.; and (5) ACC's switched-based networking capabilities. The Company believes that switch ownership reduces reliance on other carriers and enables the Company to efficiently route telecommunications traffic over multiple leased transmission lines and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to the Company and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  ACC primarily targets business customers with approximately $500 to $15,000 of monthly usage, selected residential customers and colleges and universities. The Company believes that, in addition to being price-driven, these customers tend to be focused on customer service, more likely to rely on a single carrier for their telecommunications needs and less likely to change carriers than larger commercial customers. The diversity of ACC's targeted customer base enhances network utilization by combining business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. The Company strives to be more cost effective, flexible, innovative and responsive to the needs of its customers than the major carriers, which principally focus their direct sales efforts on large commercial accounts and residential customers.

INDUSTRY OVERVIEW

  The global telecommunications industry has dramatically changed during the past several years, beginning in the U.S. with AT&T's divestiture of its 22 RBOCs in 1984 and culminating with the recently enacted amendments to the U.S. Communications Act, and continuing in Canada, the U.K. and other countries with various regulatory changes. Previously, the long distance telecommunications industry in the U.S., Canada and the U.K. consisted of one or a few large facilities-based carriers, such as AT&T, Bell Canada and British Telecom. As a result of the AT&T divestiture and the recent legislative changes in the U.S. and fundamental regulatory changes in Canada and the U.K., coupled with technological and network infrastructure developments which increased significantly the voice and data telecommunications transmission capacity of dominant carriers, the long distance industry has developed into a highly competitive one consisting of numerous alternative long distance carriers in each of these countries. In addition, since the AT&T divestiture in 1984, competition has heightened in the local exchange market in the U.S. and Canada. The Company anticipates that deregulatory and economic influences will promote the development of competitive telecommunications markets in other countries.

  Long Distance Market. The U.S. long distance market has grown to approximately $67 billion in annual revenues during 1994, according to FCC estimates. AT&T has remained the largest long distance carrier in the U.S. market, retaining slightly more than 55% of the market, with MCI and Sprint increasing their respective market shares to approximately 17% and 10% of the market during 1994. AT&T, MCI and Sprint constitute what generally is regarded as the first tier in the U.S. long distance market. Large regional long distance companies, some with national capabilities, such as Worldcom, Inc. (formerly LDDS Metromedia Communications, Inc.), Cable & Wireless Communications, Inc., Frontier Corp. and LCI International, constitute the second tier of the industry. The remainder of the U.S. long distance market share is comprised of several hundred smaller companies, including ACC U.S., known as third-tier carriers. In addition, recent U.S. legislation, which removes certain long-standing restrictions on the ability of the RBOCs to provide long distance services, will have a substantial impact on the long distance market.

  Since 1990, competition has existed in the Canadian long distance market. The Canadian long distance market is dominated by a consortium of facilities-based local and long distance telephone companies (e.g., Bell Canada, BC Tel, Maritime Tel) operating as the "Stentor" group of companies. A second group of long distance providers, consisting principally of Unitel, Sprint Canada and fONOROLA Inc., own and operate transmission lines through which they provide long distance voice and data services in the Canadian markets. Other long distance providers, including ACC Canada, generally lease transmission lines through which they resell long distance services in the Canadian market.

  The international, national and local markets for voice telephone services in the U.K. and Northern Ireland accounted for approximately (Pounds)1.4 billion, (Pounds)2.1 billion and (Pounds)2.2 billion, respectively, in revenues during the 12 months ended March 31, 1995, accordingly to Oftel estimates. In the U.K., British Telecom historically has dominated the telecommunications market. British Telecom was the largest carrier during such 12 month period, with approximately 69%, 83% and 94% of the revenues from international, national and local voice telephone services, respectively. Mercury, which owns and operates interexchange transmission facilities, is the second largest carrier of voice telecommunications in the U.K. The remainder of the U.K. long distance market is comprised of an emerging market of licensed public telephone operators, such as Energis Communications Ltd., ("Energis") and switched-based resellers such as ACC U.K., AT&T, IDB Worldcom Services Inc., Esprit Telecom of the U.K. Ltd. ("Esprit") and Sprint.

  Long distance carriers in the U.S., Canada and the U.K. can be categorized by several distinctions. One distinction is between transmission facilities-based companies and non-transmission facilities-based companies, or resellers. Transmission facilities-based carriers, such as AT&T, Bell Canada and British Telecom, own their own long distance interexchange or transmission facilities and originate and terminate calls through local exchange systems. Profitability for transmission facilities-based carriers is dependent not only upon their ability to generate revenues but also upon their ability to manage complex networking and transmission costs. All of the first- and most of the second-tier long distance companies in the U.S. markets are transmission facilities-based carriers and generally offer service nationwide. Most transmission facilities-based carriers in the third tier of the market offer their service only in a limited geographic area. Some transmission facilities-based carriers contract with other transmission facilities-based carriers to provide transmission where they have geographic gaps in their facilities. Switched-based resellers, such as the Company, carry their long distance traffic over transmission lines leased from transmission facilities-based carriers, originate and terminate calls through local exchange systems or "competitive access providers" ("CAPs") such as Teleport or MFS, and contract with transmission facilities-based carriers to provide transmission of long distance traffic either on a fixed rate lease basis or a call volume basis. Profitability for non-transmission facilities-based carriers is dependent largely on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more transmission facilities-based carriers.

  A second distinction among long distance companies is that of switch-based versus switchless resellers. Switch-based resellers, such as the Company, have one or more switches, which are computers that direct telecommunications traffic to form a transmission path between a caller and the recipient of a call. All transmission facilities-based carriers are switch-based carriers, as are many non-transmission facilities-based carriers, including ACC. Switchless resellers depend on one or more transmission facilities-based carriers or switch-based resellers for transmission and switching facilities. The Company believes that its ownership of switches reduces its reliance on other carriers and enables the Company to efficiently route telecommunications traffic over multiple leased transmission lines and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to the Company and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  Local Exchange Market. In the U.S., the existing structure of the telecommunications industry principally resulted from the AT&T divestiture. As part of the divestiture, seven RBOCs were created to offer services in specified geographic areas called LATAs. The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of distinct local exchange and long distance markets. Since the AT&T divestiture, several factors have served to promote competition in the local exchange market, including (i) the local exchange carriers' monopoly position, which provided little incentive for the local exchange companies to reduce prices, improve service or upgrade their networks, and related regulations which required the local exchange carriers to, among other things, lease transmission facilities to alternative carriers, such as the Company, (ii) customer desire for an alternative to the local exchange carriers, which developed in part as a result of competitive activities in the long distance market and increasing demand for lower cost, high quality, reliable services, and (iii) the advancement of fiber optic and digital electronic technology, which combined the ability to transmit voice, data and video at high speeds with increased capacity and reliability.

  During the past several years, regulators in some states and at the federal level issued rulings which favored competition and promoted the opening of markets to new entrants. These rulings allowed competitive access providers of telecommunications services to offer a number of new services, including, in certain states, a broad range of local exchange services. The Company believes the trend toward increased competition and deregulation of the telecommunications industry is continuing, and will be accelerated by the recently enacted U.S. legislation.

  In Canada, similar factors promoting competition in the local exchange market developed in response to regulatory developments in the Canadian long distance telecommunications market and to technological advances in the telecommunications industry. The CRTC has approved, in concept, the reduction of the remaining restrictions on local exchange services in Canada and a proceeding is being conducted to determine the appropriate timetable and terms for implementation of its decision.

BUSINESS STRATEGY

  The Company was an early entrant as an alternative carrier in the U.S., Canada and the U.K. The Company's objective is to grow its telecommunications customer base in its existing markets and to establish itself in other deregulating Western European markets with high density telecommunications traffic. The key elements of the Company's business strategy are to increase penetration of existing markets, enter new markets, improve operating efficiency, and pursue acquisitions, investments and strategic alliances.

  Increase Penetration of Existing Markets. ACC's consolidated revenue and customer accounts have grown from $105.9 million and 98,400 to $188.9 million and 310,815, respectively, over the three fiscal years ended December 31, 1995, although the Company expects its growth to decrease over time. The Company plans to increase further its revenue and customer base in the U.S., Canadian and U.K. markets by expanding its service offerings and geographic reach. The expansion of the Company's service offerings is designed to reduce the effects of price per minute decreases for long distance service and to decrease the likelihood that customers will change telecommunications carriers. Through this strategy, the Company will seek to build a broad base of recurring revenues in the U.S., Canada and the U.K. The Company also intends to offer local telephone services in selected additional U.S. and Canadian markets, initially in New York, Massachusetts and Ontario, as well as additional data communications services in the U.S. and Canada. The Company believes that offering local services will enhance its ability to attract and retain long distance customers and reduce the Company's access charges as a percentage of revenues. In addition, the Company is conducting feasibility studies to identify the market potential and regulatory environment for adding or expanding distribution of video conferencing, paging, domestic and international call back, Internet access, smart card, facsimile and frame relay services in certain of its targeted markets, and plans to introduce certain of those services in selected markets during 1996.

  Enter New Markets. The Company believes that its operating experience in deregulating markets in the U.S., Canada and the U.K. and its experience as an early entrant as an alternative carrier in those markets will assist ACC in identifying opportunities in other deregulating countries with high density telecommunications traffic. In particular, the Company believes that its position in the U.S., Canadian and U.K. telecommunications markets and its experience in providing international telecommunications service will assist it in establishing a presence in France and Germany and other countries when the Company believes that business and regulatory conditions warrant.

  Improve Operating Efficiency. The Company strives to achieve economies of scale and scope in the use of its network, which consists of leased transmission facilities, seven international and domestic switches, a local exchange switch and information systems. In order to enhance the efficiency of the fixed cost elements of its network, the Company seeks to increase its traffic volume and balance business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. The Company anticipates that competition among transmission facilities-based providers of telecommunications services in the U.S. and Canadian markets will afford ACC opportunities for reductions in the cost of leased line facilities. The Company seeks to reduce its network cost per billable minute of use by more than any reduction in revenue per billable minute. The Company also intends to acquire additional switches and upgrade its existing switches to enhance its network in anticipation of growth in the Company's customer base and provide additional telecommunications services. The Company believes that its network switches enable the Company to efficiently route telecommunications traffic over multiple transmission facilities to reduce costs, control access to customer information and grow network usage without a corresponding increase in support costs.

  Pursue Acquisitions, Investments and Strategic Alliances. As the Company expands its service offerings and its network, the Company anticipates that it will seek to develop strategic alliances both domestically and internationally and to acquire assets and businesses or make investments in companies that are complementary to the Company's current operations. The Company believes that the pursuit of an active acquisition strategy is an important means toward achieving growth and economies of scale and scope in its targeted markets. Through acquisitions, the Company believes that it can further increase its traffic volume to further improve the usage of the fixed cost elements of its network.

SERVICES

  Commercial Long Distance Services. The Company offers its commercial customers in the U.S. and Canada an array of customized services and has developed a similar range of service offerings for commercial customers in the U.K.

  In the U.S., although the Company historically has originated long distance voice services principally in New York and Massachusetts, ACC is currently authorized to originate long distance voice and data services in 44 states. The Company's U.S. services include "1+" inter-LATA long distance service, and private line service for which a customer is charged a fixed monthly rate for transmission capacity that is reserved for that customer's traffic. The Company's U.S. business services also include toll-free "800" or "888" services. In addition, the Company currently provides intra-LATA service in certain areas for customers who make a large number of intra-LATA calls. The Company installs automatic dialing equipment to enable customers to place such calls over the Company's network without having to dial an access code. However, various states, including New York, are moving to implement "equal access" for intra-LATA toll calls, such that the Company's customers in such jurisdictions will be able to use the Company's network on a "1 +" basis to complete intra-LATA toll calls. The Company's ability to compete in the intra-LATA toll market depends upon the margin which exists between the access charges it must pay to the local exchange company for originating and terminating intra-LATA calls, and the retail toll rates established by the local exchange carriers for the local exchange carriers' own intra-LATA toll service. The Company's commercial services generally are priced below the rates charged by the major carriers for similar services and are competitive with those of other carriers. See "Risk Factors--Increasing Domestic and International Competition."

  In Canada, ACC currently originates long distance voice and data services in the Montreal, Toronto and Vancouver metropolitan areas as well as throughout Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Quebec. The Company offers its Canadian commercial customers both voice and data telecommunications services. The Company's long distance voice services are offered to its business customers in a nine-level discount structure marketed under the name "Edge." Discounts are based on calling volume and call destination and typically result in savings ranging from 10% to 20% when compared to Stentor member rates. Calls to the U.S. are priced at a flat rate regardless of the destination and international calls are priced at a percentage discount to the rates charged by the Stentor group. The Company also offers toll-free "800" services within Canada, as well as to and from the U.S., and offers an ACC Travel Card providing substantial savings off Stentor member "Calling Card" rates. ACC Canada has introduced a frame relay network and Internet access services and now provides these services in all provinces except Saskatchewan and Newfoundland.

  ACC originates long distance voice services throughout the U.K. The Company presently offers its U.K. customers voice telecommunications services. These services include indirect access (known as "ACCess 1601") through the public switched telephone network ("PSTN") and the use of direct access lines to the Company's network (known as "ACCess Direct") for higher-volume business users. Because ACCess 1601 is a mass market service, the prices offered are built around a standard price list with volume discounts for high-volume users. ACCess Direct is generally cost effective only for customers making at least (Pounds)5,000 per month in calls.

  The Company's U.S. and Canadian commercial customers are offered customized services, such as comprehensive billing packages and its "Travel Service Elite" domestic calling cards, which allow the customer to place long distance calls at competitive rates from anywhere in the U.S. and Canada. The Company's standard monthly statement includes a management summary report, a call detail report recording every long distance call and facsimile call, and a pricing breakdown by call destination. Optional calling pattern reports, which are available at no extra cost, include call summaries by account code, area or city code, LATA (for U.S. bound calls), international destination and time-of-day. This information is available to customers in the form of hard copy, magnetic tape or disk.

  In the U.S., the Company is conducting feasibility studies to identify the market potential and regulatory environment for offering additional services, including video conferencing, paging, international call back, Internet access, facsimile and frame relay services, and expects to introduce Internet access, enhanced travel cards and video conferencing in 1996. In Canada, the Company plans to expand frame relay and Internet access services in 1996. In the U.K., the Company is also considering additional service offerings, including teleconferencing, voice mail, calling cards, call-back and smart card services and plans to introduce Internet access and prepaid calling cards in 1996.

  University Program. The Company's university program offers a variety of telecommunications services to educational institutions ranging from long distance service for administration and faculty, to integrated on-campus services, including local and long distance service, voice mail, intercom calling and operator services for students, administrators and faculty. The Company's sales, marketing and engineering professionals work directly with college and university administrators to design and implement integrated solutions for providing and managing telecommunications equipment and services to meet the current and prospective communications needs of their institutions. As part of its program, the Company often installs telecommunications equipment which, depending upon the circumstances, may include a switch or private branch exchange, voice mail, cabling and, in the U.K., pay telephones. Pay phone usage in the U.K., particularly at universities, is more prevalent than in the U.S. and Canada. To access this market directly, the Company has established a pay phone division in the U.K., which supplies pay phones that will automatically route calls from universities and other institutions over ACC U.K.'s network.

  As of December 31, 1995, the Company had entered into a total of approximately 130 contracts with colleges and universities in its three geographic regions, of which approximately 100 were long-term agreements with terms which generally range from three to 10 years in length. The Company provided services to approximately 129,000 student accounts in the U.S., Canada and the U.K., as of December 31, 1995. The Company's long distance rates in the U.S. for students generally are priced at a 10% discount from those charged by the largest long distance carriers. The contracts in the U.S. typically provide the Company with a right of first refusal to provide the institution with any desired additional telecommunications services or enhancements (based on market prices) during the term of the contract. The Company's university contracts in Canada generally provide it with the exclusive right, and in the U.K. the opportunity, to market to the school's students, faculty and administration. Most of the Company's contracts in Canada also provide for exclusive university support for marketing to alumni. These arrangements allow the Company to market its services to these groups through its affinity programs.

  The Company offers university customers in the U.S., Canada and the U.K. certain customized services. The Company offers academic institutions a comprehensive billing package to assist them in reviewing and controlling their telecommunications costs. For its university student customers in the U.S. and Canada, the Company provides a billing format that indicates during each statement period the savings per call (in terms of the discount from the largest long distance carrier's rates) realized during the billing period, and for all university customers the Company provides a call detail report recording every long distance call. In addition, for university student customers, the Company provides individual bills for each user of the same telephone in a dormitory room or suite so that each student in the dormitory room or suite can be billed for the calls he or she made.

  Many of the Company's university customers in the U.S. are offered operator services, which are available 24 hours per day, seven days per week. The Company also offers its U.S. university customers its "Travel Service Elite" domestic calling card. In addition, the Company sells a prepaid calling card in the U.S., which allows customers to prepay for a predetermined number of "units" representing long distance minutes. The rate at which the units are used is determined by the destination of the calls made by the customer.

  The Company's sales group targets university customers in the U.S., Canada and in the U.K. In the U.S. university market, the Company generally targets small to medium size universities and colleges with full time enrollments in the range of 1,000 to 5,000 students. In Canada, the Company has been able to establish relationships with several large universities. The Company believes that, while its marketing approach in Canada is similar to that in the U.S., its nationwide presence in Canada assists it in marketing to larger academic institutions. In the U.K., the Company has been able to establish long-term relationships with several large universities. The Company believes that, while its marketing approach in the U.K. is similar to that in the U.S., it is able to access larger educational institutions because of its nationwide presence and because transmission facilities-based carriers have not focused on this market. The Company believes that competition in the university market is based on price, as well as the marketing of unique programs and customizing of telecommunications services to the needs of the particular institution and that its ability to adapt to customer needs has enhanced its development of relationships with universities.

  Residential Long Distance Services. The Company offers its residential customers in the U.S. and Canada a variety of long distance service plans and is currently offering and developing similar plans for its residential customers in the U.K. In the U.S., the Company's "Save Plus" program provides customers with competitively priced long distance service. In addition, U.S. customers are provided with a "Phone Home" long distance service through which, by dialing an 800 number plus an access code, callers can call home at competitive rates. In general, the Company's residential services are priced below AT&T's premium rates for similar services. In Canada, the Company offers three different residential service plans. The basic offering is a discount plan, with call pricing discounted from the Stentor companies' tariffed rates for similar services depending on the time of day and day of the week. The Company also offers its "Sunset Savings Plan," which allows calling across Canada and to the continental U.S. at a flat rate per minute. In the Toronto metropolitan area, the Company offers "Extended Metro Toronto" calling, which provides flat rate calling within areas adjacent to Toronto that are long distance from each other. Customized billing services are also offered to the Company's U.S. and Canadian residential customers. In the U.K., all residential customers use the Company's ACCess 1601 service, which provides savings of as much as 28% off the standard rates charged for residential service by British Telecom or Mercury, but requires the customer to dial a four digit access code before dialing the area code and number.

  International Long Distance Services. The Company offers international products and services to both its existing customer base and to potential customers in the U.S., Canada and the U.K. The Company's international simple resale licenses (the "ISR Licenses") allow the Company to resell international long distance service on leased international circuits connected to the PSTN at both ends between the U.S. and Canada, the U.S. and the U.K., Canada and the U.K., and certain other countries. The Company believes it can compete effectively for international traffic due to the ISR Licenses it has obtained for traffic between the U.S., Canada and the U.K. which allow it to price its services at cost-based rates that are lower than the international settlement-based rates that would otherwise apply to such traffic. However, numerous other carriers also have international simple resale licenses. The Company has leased fixed cost facilities between these countries and is developing services for customers with high volumes of traffic between and among the U.S., Canada and the U.K.

  Local Exchange Services. Building on its experience in providing local telephone service to various university customers, the Company took advantage of recent regulatory developments in New York State and in 1994 began offering local telephone service to commercial customers in upstate New York. As a result of its August 1995 acquisition of Metrowide Communications, the Company provides local telephone service as a reseller in Ontario, Canada. The Company believes that it can strengthen its relationships with existing commercial, university and college and residential customers in New York State and in Ontario, Canada and can attract new customers by offering them local and long distance services, thereby providing a single source for comprehensive telecommunications services. Providing local telephone service will also enable the Company to serve new local exchange customers even if they are already under contract with a different interexchange carrier for long distance service. Commencing in 1996, the Company plans to expand its local telephone operations to selected other metropolitan areas in New York and Massachusetts.

  The Company has only limited experience in providing local telephone services, having commenced providing such services in 1994, and to date has experienced an operating cash flow deficit in that business. In order to attract local customers, the Company must offer substantial discounts from the prices charged by local exchange carriers and must compete with other alternative local companies that offer such discounts. Larger, better capitalized alternative local providers, including AT&T and Time Warner Cable, among others, will be better able to sustain losses associated with discount pricing and initial investments and expenses. The local telephone service business requires significant initial investments and expenses in capital equipment, as well as significant initial promotional and selling expenses. There can be no assurance that the Company will be able to lease transmission facilities from local exchange carriers at wholesale rates that will allow the Company to compete effectively with the local exchange carriers or other alternative providers or that the Company will generate positive operating margins or attain profitability in its local telephone service business.

SALES AND MARKETING

  The Company markets its services in the U.S., Canada and the U.K. through a variety of channels, including ACC's internal sales forces, independent sales agents, co-marketing arrangements and affinity programs, as described below. The Company has a total of approximately 130 internal sales personnel and approximately 200 independent sales agents serving its U.S., Canadian and U.K. markets. Although it has not experienced significant turnover in recent periods, a loss of a significant number of independent sales agents could have a significant adverse effect on the Company's ability to generate additional revenue. The Company maintains a number of sales offices in the Northeastern U.S., Canada, and in London, Manchester and Cambridge, England. In addition, with respect to its university and student customers in each country, the Company has designated representatives to assist in customer enrollment, dissemination of marketing information, complaint resolution and, in some cases, collection of customer payments, with representatives located on some campuses. The Company actively seeks new opportunities for business alliances in the form of affinity programs and co-marketing arrangements to provide access to alternative distribution channels.

  The following table indicates the approximate number of commercial, residential and student customer accounts maintained by the Company as of December 31, 1994 and 1995 in the U.S., Canada and the U.K., respectively:

                              CUSTOMER ACCOUNTS AS OF DECEMBER 31,
                 --------------------------------------------------------------
                              1994                           1995
                 ------------------------------ -------------------------------
                 UNITED         UNITED   1994   UNITED          UNITED   1995
                 STATES CANADA  KINGDOM  TOTAL  STATES  CANADA  KINGDOM  TOTAL
                 ------ ------- ------- ------- ------- ------- ------- -------
Commercial......  9,397  16,940    794   27,131  10,858  22,685 11,938   45,481
Residential..... 19,979  53,103    517   73,599  20,909 100,239 14,825  135,973
Student......... 59,213  33,492  9,556  102,261  81,950  29,580 17,831  129,361
                 ------ ------- ------  ------- ------- ------- ------  -------
  Total......... 88,589 103,535 10,867  202,991 113,717 152,504 44,594  310,815
                 ====== ======= ======  ======= ======= ======= ======  =======

  During each of the last three years, no customer accounted for 10% or more of the Company's total revenue.

  United States. The Company markets its services in the U.S. through ACC's internal sales personnel and independent sales agents as well as through attendance and representation at significant trade association meetings and industry conferences of target customer groups. The Company's sales and marketing efforts in the U.S. are targeted primarily at business customers with $500 to $15,000 of monthly usage, selected residential customers and universities and colleges. The Company also markets its services to other resellers and rebillers. The Company plans to leverage its market base in New York and Massachusetts into other New England states and Pennsylvania and to eventually extend its marketing focus in other states. ACC has obtained authorization to originate long distance voice services in 44 states. The Company plans to expand its local telephone service operations to selected other New York and Massachusetts metropolitan areas.

  Canada. The Company markets its long distance services in Canada through internal sales personnel and independent sales agents, co-marketing arrangements and affinity programs. The Company focuses its direct selling efforts on medium-sized and large business customers. The Company also markets its services to other resellers and rebillers. The Company uses independent sales agents to target small to medium-sized business and residential customers throughout Canada. These independent sales agents market the Company's services under contracts that generally provide for the payment of commissions based on the revenue generated from new customers obtained by the representative. The use of an independent agent network allows the Company to expand into additional markets without incurring the significant initial costs associated with a direct sales force.

  In addition to marketing its residential services in Canada through independent sales agents, the Company has developed several affinity programs designed to attract residential customers within specific target groups, such as clubs, alumni groups and buying groups. The use of affinity programs allows the Company to target groups with a nationwide presence without engaging in costly nationwide advertising campaigns. For example, ACC Canada has established affinity programs with such groups as the Home Service Club of Canada, the University of Toronto and the University of British Columbia. In addition, the Company has developed a co-marketing arrangement with Hudson's Bay Company (a large Canadian retailer) through which the Company's telecommunications services are marketed under the name "The Bay Long Distance Program."

  United Kingdom. In the U.K., the Company markets its services to business and residential customers, as well as other telecommunications resellers, through a multichannel distribution plan including its internal sales force, independent sales agents, co-marketing arrangements and affinity programs.

  The Company generally utilizes its internal sales force in the U.K. to target medium and large business customers, a number of which have enough volume to warrant a direct access line to the Company's switch, thereby bypassing the PSTN. The Company markets its services to small and medium-sized businesses through independent sales agents. Telemarketers also are used to market services to small business customers and residential customers and to generate leads for the other members of the Company's internal sales force and independent sales agents. ACC U.K. has established an internal marketing group that is focused on selling its service to other telecommunications resellers in the U.K. and certain European countries on a wholesale basis. In October 1995, the Company entered into a co-marketing arrangement with London Electric PLC through which the electric utility offers long distance telephone services to its London customers which are co-branded with ACC.

NETWORK

  In the U.S., Canada and the U.K., the Company utilizes a network of lines leased under volume discount contracts with transmission facilities-based carriers, much of which is fiber optic cable. To maximize efficient utilization, the Company's network in each country is configured with two-way transmission capability that combines over the same network the delivery of both incoming and outgoing calls to and from the Company's switches. The selection of any particular circuit for the transmission of a call is controlled by routing software, located in the switches, that is designed to cause the most efficient use of the Company's network. The Company evaluates opportunities to install switches in selected markets where the volume of its customer traffic makes such an investment economically viable. Utilization of the Company's switches allows ACC to route customer calls over multiple networks to reduce costs. As of December 31, 1995, the Company operated switches for its call traffic in eight locations and maintained 19 additional points of presence ("POPs") in the U.S., Canada and the U.K.

  Some of the Company's contracts with transmission facilities-based carriers contain under-utilization provisions. These provisions require the Company to pay fees to the transmission facilities-based carriers if the Company does not meet minimum periodic usage requirements. The Company has not been assessed with any underutilization charges in the past. However, there can be no assurance that such charges would not be assessed in the future. Other resellers generally contract with the Company on a month-to-month basis, select the Company almost exclusively on the basis of price and are likely to terminate their arrangements with the Company if they can obtain better pricing terms elsewhere. The Company uses projected sales to other resellers in evaluating the trade-offs between volume discounts and minimum utilization rates it negotiates with transmission facilities-based carriers. If sales to other resellers do not meet the Company's projected levels, the Company could incur underutilization charges and be placed at a disadvantage in negotiating future volume discounts.

  ACC generally utilizes redundant, highly automated advanced telecommunications equipment in its network and has diverse alternate routes available in cases of component or facility failure. Automatic traffic re-routing enables the Company to provide a high level of reliability for its customers. Computerized automatic network monitoring equipment facilitates fast and accurate analysis and resolution of network problems. The Company provides customer service and support, 24-hour network monitoring, trouble reporting and response, service implementation coordination, billing assistance and problem resolution.

  In the U.S., the Company maintains two long distance switches, one local exchange switch and nine additional points of presence. These switches and POPs provide an interface with the PSTN to service the Company's customers. Lines leased from transmission facilities-based carriers link the Company's U.S. POPs to its switches. ACC U.S. maintains a leased, direct trans-Atlantic link with ACC U.K. that it established in 1994 following the Company's receipt of its ISR License for U.K.-U.S. calls and international private line resale authority in the U.S.

  In Canada, the Company maintains switches in Toronto, Montreal and Vancouver, together with seven POPs to provide an interface with the Canadian PSTN. The Company also maintains frame relay nodes for switched data in Toronto, Montreal, Vancouver and Calgary. The Company uses transmission lines leased from transmission facilities-based carriers to link its Canadian POPs to its switches. This network is also linked with the Company's switches in the U.S. and the U.K. ACC Canada also maintains a leased, direct trans-Atlantic link with ACC U.K. that it established in 1993 following the grant to ACC U.K. of its ISR License. This transmission line enables ACC Canada to send traffic to the U.K. at rates below those charged by Teleglobe Canada ("Teleglobe Canada"), the exclusive Canadian transmission facilities-based carrier for international calls, other than those to and from the U.S. and Mexico.

  In the U.K., the Company maintains switches in London and Manchester, England. ACC U.K. maintains three additional POPs providing interfaces with the PSTN in the U.K., which are linked to its switches through transmission lines leased from the major transmission facilities-based carriers. This network is also linked with the Company's switches in the U.S. and Canada. Customers can access the Company's U.K. network through direct access lines or by dial-up access using auto dialing equipment, indirect access code dialing or least cost routing software integrated in the customer's telephone equipment.

  Network costs are the single largest expense incurred by the Company. The Company strives to control its network costs and its dependence on other carriers by leasing transmission lines on an economical basis. The Company also has negotiated leases of private line circuits with carriers that operate fiber optic transmission systems at rates independent of usage, particularly on routes over which ACC carries high volumes of calls such as between the U.S., Canada and the U.K. The Company attempts to maximize the efficient utilization of its network in the U.S., Canada and the U.K. by marketing to commercial and academic institution customers, who tend to use its services most frequently on weekdays during normal business hours, and residential and student customers, who use these services most often during night and weekend off-peak hours.

INFORMATION SYSTEMS

  The Company believes that maintaining sophisticated and reliable billing and customer services information systems that integrate billing, accounts receivables and customer support is a core capability necessary to record and process the data generated by a telecommunications service provider. While the Company believes its management information system is currently adequate, it has not grown as quickly as the Company's business and substantial investments are needed. In order to meet this challenge, ACC has made arrangements with a consultant and a vendor to develop new proprietary information systems which ACC has licensed to integrate customer services, management information, billing and financial reporting. The Company has budgeted approximately $6.0 million for these systems, which are expected to be installed during 1996. The systems are designed to (i) enhance the Company's ability to monitor and respond to the evolving needs of its customers by developing new and customized services, (ii) improve least-cost routing of traffic on ACC's international network, (iii) provide sophisticated billing information that can be tailored to meet the requirements of its customer base, (iv) provide high quality customer service, (v) detect and minimize fraud, (vi) verify payables to suppliers of telecommunications transmission facilities and (vii) integrate additions to its customer base. A variety of problems are often encountered in connection with the implementation of new information systems. There can be no assurance that the Company will not suffer adverse consequences or cost over-runs in the implementation of the new information systems or that the new systems will be appropriate for the Company. See "Risk Factors--Dependence on Effective Information Systems."

COMPETITION

  The telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. In each of its markets, the Company competes primarily on the basis of price and also on the basis of customer service and its ability to provide a broad array of telecommunications services. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Although many of the Company's customers are under multi-year contracts, several of the Company's largest customers (primarily other long distance carriers) are on month-to-month contracts and are particularly price sensitive. Revenues from other resellers accounted for approximately 22%, 8% and 9% of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, in 1995, and are expected to account for a higher percentage in the future. With respect to these customers, the Company competes almost exclusively on price and does not have long term contracts. The industry has experienced and will continue to experience rapid regulatory and technological change. Many competitors in each of the Company's markets are significantly larger than the Company, have substantially greater resources than the Company, control transmission lines and larger networks than the Company and have long-standing relationships with the Company's target customers. There can be no assurance that the Company will remain competitive in this environment. Regulatory trends have had, and may have in the future, significant effects on competition in the industry. As the Company expands its geographic coverage, it will encounter increased competition. Moreover, the Company believes that competition in non-U.S. markets is likely to increase and become more like competition in the U.S. markets over time as such non-U.S. markets continue to experience deregulatory influences. See "Risk Factors--Potential Adverse Effects of Regulation," "Risk Factors--Increasing Domestic and International Competition" and "--Regulation."

  Competition in the long distance industry is based upon pricing, customer service, network quality, value-added services and customer relationships. The success of a non-transmission facilities-based carrier such as the Company depends largely upon the amount of traffic that it can commit to the transmission facilities-based carrier and the resulting volume discount it can obtain. Subject to contract restrictions and customer brand loyalty, resellers like the Company may competitively bid their traffic among other national long distance carriers to gain improvement in the cost of service. The relationship between resellers and the larger transmission facilities-based carriers is twofold. First, a reseller is a customer of the services provided by the transmission facilities-based carriers, and that customer relationship is predicated primarily upon the pricing strategies of the first tier companies. The reseller and the transmission facilities-based carriers are also competitors. The reseller will attract customers to the extent that its pricing for customers is generally more favorable than the pricing offered the same size customers by larger transmission facilities-based carriers. However, transmission facilities-based carriers have been aggressive in developing discount plans which have had the effect of reducing the rates they charge to customers whose business is sought by the reseller. Thus, the business success of a reseller is significantly tied to the pricing policies established by the larger transmission facilities-based carriers. There can be no assurance that favorable pricing policies will be continued by those larger transmission facilities-based carriers.

  United States. In the U.S., the Company is authorized to originate long distance service in 44 states (although it currently derives most of its U.S. revenues principally from calls originated in New York and Massachusetts). The Company competes for customers, transmission facilities and capital resources with numerous long distance telecommunications carriers and/or resellers, some of which are substantially larger, have substantially greater financial, technical and marketing resources, and own or lease larger transmission systems than the Company. AT&T is the largest supplier of long distance services in the U.S. inter-LATA market. The Company also competes within its U.S. call origination areas with other national long distance telephone carriers, such as MCI, Sprint and regional companies which resell transmission services. In the intra-LATA market, the Company also competes with the local exchange carriers servicing those areas. In its local service areas in New York State, the Company presently competes or in the future will compete with New York Telephone, Frontier Corp., AT&T, Citizens Telephone Co., MFS, Time Warner Cable and with cellular and other wireless carriers. These local exchange carriers all have long-standing relationships with their customers and have financial, personnel and technical resources substantially greater than those of the Company. Furthermore, the recently announced joint venture between MCI and Microsoft, under which Microsoft will promote MCI's services, the recently announced joint venture among Sprint, Deutsche Telekom AG and France Telecom, to be called Global One, and other strategic alliances could increase competitive pressures upon the Company.

  In addition to these competitive factors, recent and pending deregulation in each of the Company's markets may encourage new entrants. For example, as a result of legislation recently enacted in the U.S., RBOCs will be allowed to enter the long distance market, AT&T, MCI and other long distance carriers and utilities will be allowed to enter the local telephone services market and cable television companies will be allowed to enter the telecommunications market. In addition, the FCC has, on several occasions since 1984, approved or required price reductions by AT&T and, in October 1995, the FCC reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T. The Company believes that the principal competitive factors affecting its market share in the U.S. are pricing, customer service and variety of services. By offering high quality telecommunications services at competitive prices and by offering a portfolio of value-added services including customized billing packages, call management and call reporting services, together with personalized customer service and support, the Company believes that it competes effectively with other local and long distance telephone carriers and resellers in its service areas. The Company's ability to continue to compete effectively will depend on its continued ability to maintain high quality, market-driven services at prices generally below those charged by its competitors.

  Canada. In Canada, the Company competes with facilities-based carriers, other resellers and rebillers. The Company's principal transmission facilities-based competitors are the Stentor group of companies, in particular, Bell Canada, the dominant suppliers of long distance services in Canada, Unitel, which provides certain facilities-based and long distance services to business and residential customers, and Sprint Canada and fONOROLA Inc., which provide certain transmission facilities-based services and also acts as reseller of telecommunications services. The Company also competes against CamNet, Inc., a reseller of telecommunications services. The Company believes that, for some of its customers and potential customers, it has a competitive advantage over other Canadian resellers as a result of its operations in the U.S. and the U.K. In particular, the trans-Atlantic link that it established in June 1993 between the U.K. and Canada allows ACC Canada to sell traffic to the U.K. with a significantly lower cost structure than many other resellers.

  United Kingdom. In the U.K. the Company competes with facilities-based carriers and other resellers. The Company's principal competitors in the U.K. are British Telecom, the dominant supplier of telecommunications services in the U.K., and Mercury. The Company also faces competition from emerging licensed public telephone operators (who are constructing their own facilities-based networks) such as Energis, and from other resellers including IDB WorldCom Services Inc., Esprit and Sprint. The Company believes its services are competitive, in terms of price and quality, with the service offerings of its U.K. competitors primarily because of its advanced network-related hardware and software systems and the network configuration and traffic management expertise employed by it in the U.K.

REGULATION

 United States

  The services which the Company's U.S. operating subsidiaries provide are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications. In addition, many regulations may be subject to judicial review, the result of which the Company is unable to predict.

  Telecommunications Act of 1996. In February 1996, the "Telecommunications Act of 1996" was enacted. The legislation is intended to introduce increased competition in U.S. telecommunication markets. The legislation opens the local services market by requiring local exchange carriers to permit interconnection to their networks and by establishing local exchange carrier obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, mutual compensation and other matters. In addition, the legislation codifies the local exchange carriers' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The legislation also contains special provisions that eliminate the AT&T Divestiture

Decree (and similar antitrust restrictions on the GTE Operating Companies) which restricts the RBOCs from providing long distance services. These new provisions permit an RBOC to enter the "out-of-region" long distance market immediately and the "in-region" long distance market if it satisfies several procedural and substantive requirements, including showing that facilities-based competition is present in its market and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. The Company is likely to face significant additional competition, including from NYNEX Corp., the regional RBOC in the Company's Northeastern U.S. service area, which may be among the first RBOCs permitted to offer in-region long distance services. The new legislation provides for certain safeguards to protect against anticompetitive abuse by the RBOCs, but whether these safeguards will provide adequate protection to alternative carriers, such as the Company, and the impact of anticompetitive conduct if such conduct occurs, is unknown.

  Under the legislation, any entity, including long distance carriers such as AT&T, cable television companies and utilities, may enter any telecommunications market, subject to reasonable state consumer protection regulations. The legislation also eliminates the statutory barrier which prevented local telephone companies from providing video programming services in their regions. The FCC may also forbear from regulating, in whole or in part, certain types of carriers upon compliance with certain procedural requirements. Such legislation, and the regulations that implement it will subject the Company to increased competition and may have other, as yet unknown, effects on the Company.

  Federal. The FCC has classified ACC U.S. as a non-dominant interexchange carrier. Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges or practices of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on the Company and to change its regulatory classification. The Company believes that, in the current regulatory environment, the FCC is unlikely to do so.

  Until October 1995, AT&T was classified as a dominant carrier but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate and interexchange market. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated, which could result in increased prices for services the Company purchases from AT&T and more competitive retail prices offered by AT&T to customers. However, to date, the Company has not found rate changes attributable to the price cap regulation of AT&T and the local exchange carriers to have substantially adversely affected its business. AT&T is, however, still classified as a dominant carrier for international services. AT&T's application for reclassification as non-dominant in the international market is currently pending.

  Both domestic and international non-dominant carriers must maintain tariffs on file with the FCC. Prior to a recent court decision which reversed the FCC's "forbearance policy" that had excused non-dominant interexchange carriers from filing tariffs with the FCC, domestic non-dominant carriers were permitted by the FCC to file tariffs with a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers. However, the Company must now file tariffs containing detailed actual rate schedules. In reliance on the FCC's past relaxed tariff filing requirements for non-dominant domestic carriers, the Company and most of its competitors did not maintain detailed rate schedules for domestic offerings in their tariffs. AT&T has filed suit against three of its major competitors for failing to file tariffs during the period preceding the court decision. Until the two year statute of limitations expires, the Company could be held liable for damages for its past failure to file tariffs containing actual rate schedules. Recent legislative changes may, however, result in the FCC's adopting a new forbearance policy, and the FCC is expected to institute a rule-making proceeding to consider the merits of reinstating a forbearance policy. There can be no assurance in this regard, however.

  In contrast to these recent developments affecting domestic long distance service, the Company's U.S. subsidiaries have long been subject to certification and tariff filing requirements for all international resale operations. The Company's U.S. subsidiaries' international rates are not subject to either rate-of-return or price cap regulation. The Company must seek separate certification authority from the FCC to provide private line service or to resell private line services between the U.S. and any foreign country. The Company's ACC Global Corp. subsidiary has received authority from the FCC to resell private lines on a switched service basis between the U.S. and Canada, and was the first entity to file to obtain such authority between the U.S. and the United Kingdom, which it received in September 1994.

  Among domestic local carriers, only the incumbent local exchange carriers are currently classified as dominant carriers. Thus, the FCC regulates many of the local exchange carriers' rates, charges and services to a greater degree than the Company's, although FCC regulation of the local exchange carriers is expected to decrease over time, particularly in light of recent U.S. legislation.

  To date, the FCC has exercised its regulatory authority to supervise closely the rates only of dominant carriers. However, the FCC has increasingly relaxed its control in this area. For example, the FCC is in the process of repricing local transport charges (the fee for the use of the local exchange carrier's transmission facility connecting the local exchange carrier's central offices and the interexchange carrier's access point). In addition, the local exchange carriers have been afforded a degree of pricing flexibility in setting access charges where adequate competition exists, and the FCC is considering certain proposals which would relax further local exchange carriers access regulation. Under interim rate structures adopted by the FCC, projected access charges for AT&T, and possibly other large interexchange carriers, would decrease while access charges for smaller interexchange carriers, including the Company, would increase. While the outcome of these proceedings is uncertain, should the FCC adopt permanent access charge rules along the lines of the interim structures it has allowed to take effect, it could place the smaller interexchange carriers, such as the Company, at a cost disadvantage, thereby adversely affecting their ability to compete with AT&T and larger interexchange carriers.

  The FCC had previously required local exchange carriers to allow "collocation" of CAPs in or near the central office switching areas of the local exchange carriers, to enable such CAPs to provide transport service between a local exchange carrier's central office switch and an interexchange carrier's point-of-presence or end user location. However, a 1995 decision of the Federal Court of Appeals struck down the FCC's Order as beyond its statutory authority. The FCC has replaced the requirement of "collocation" with a requirement of "virtual collocation", which similarly expands the authority and ability of CAPs to provide competing transport service. The recently enacted Telecommunications Act of 1996 provides the FCC with additional statutory authority to mandate collocation.

  In addition to its status as an access customer, the Company is now an access provider in connection with its provision of local telephone service in upstate New York. Under the Telecommunications Act of 1996, the Company may become subject to many of the same obligations to which the RBOCs and other telecommunications providers are subject in their provision of local exchange services, such as resale, dialing parity and reciprocal compensation.

 State

  The Company's intrastate long distance operations are subject to various state laws and regulations including, in most jurisdictions, certification and tariff filing requirements. The Company provides long distance service in all or some portion of 40 states and has received the necessary certificate and tariff approvals to provide intrastate long distance service in 44 states. All states today allow some form of intrastate telecommunications competition. However, some states restrict or condition the offering of intrastate/intra-LATA long distance services by the Company and other interexchange carriers. In the majority of those states that do permit interexchange carriers to offer intra-LATA services, customers desiring to access those services are generally required to dial special access codes, which puts the Company at a disadvantage relative to the local exchange carrier's intrastate long distance service, which generally requires no such access code dialing. Increasingly, states are reexamining this policy and some states, such as New York, have ordered that this disadvantage be removed. The Telecommunications Act of 1996 requires local exchange companies to adopt

"intra-LATA equal access" as a pre-condition for the local exchange carriers entering into the inter-LATA long distance business. Accordingly, it is expected that the dialing disparity for intra-LATA toll calls will be removed in the future. The Company expects to have "equal access", with respect to intra-LATA calls, for over 90% of its New York State subscribers by the end of 1996. Implementation in other states may take longer. PSCs also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility. This could adversely affect the Company in several ways. The regulated prices for intrastate access charges that the Company must pay could increase both relative to the charges paid by the largest interexchange carriers, such as AT&T, and in absolute terms as well. Additionally, the Company could face increased price competition from the RBOCs and other local exchange carriers for intra-LATA long distance services, which may also be increased by the removal of former restrictions on long distance service offerings by the RBOCs as a result of recently enacted legislation.

  New York State Regulation of Long Distance Service. Beginning in 1992, the New York Public Service Commission ("NYPSC") commenced several proceedings to investigate the manner in which local exchange carriers should be regulated. In July 1995, the NYPSC ordered the acceptance of a Performance Regulation Plan for New York Telephone. The terms of the plan, as ordered, included: (i) a limitation on increases in basic local rates for the 5-year term of the plan, (ii) implementation of intra-LATA equal access by no later than March 1996, (iii) reductions in the intrastate inter-LATA equal access charges which the Company and other interexchange carriers pay over the next five years totaling 33%, (iv) reductions in the intra-LATA toll rates charged to the end user customer over the next five years totaling 21%, and (v) an intercarrier compensation plan that reduced the rates paid by the competitive local exchange carriers (including the Company's subsidiaries) by one-half. New York Telephone does have some increased ability to restructure rates and to request rate reductions, but all rate changes are still subject to NYPSC approval. New York Telephone is also required to meet various service quality measurements, and will be subject to financial penalties for failure to meet these objectives.

  In a manner similar to the FCC, the NYPSC has adopted revised rules governing the manner in which intrastate local transport elements of access charges are to be priced. These revisions accompanied its decision ordering local exchange carriers to permit "collocation" for intrastate special access and switched access transport services. In general, where CAPs have established interconnections at the switches of individual local exchange carriers, the local exchange carriers will be given expanded authority to enter into individually negotiated contracts with interexchange carriers for transport service. At the same time, the access charges to other interexchange carriers located at the same switching facilities generally will be lowered. If insufficient competition is present at that switching facility, the pre-existing intrastate "equal price per unit of traffic" rule will remain in effect. While the presence of switch interconnections may actually lower the price the Company may pay for local transport services, the ability of carriers that handle large traffic volumes, such as AT&T, to negotiate flat rate direct transport charges may result in the Company paying more per unit of traffic than its competitors for local transport service.

  New York State Regulation of Local Telephone Service. The NYPSC has determined that it will allow competition in the provision of local telephone service in New York State, including "alternate access," private line services and local switched services. The Company applied to the NYPSC for authority to provide such services, and received certifications in early 1994 to offer these services. The NYPSC has also authorized resale of local exchange services, which may allow significant market entry by large toll carriers such as AT&T and MCI.

  The Company's ability to offer competing local services profitably will depend on a number of factors. For the Company to compete effectively against New York Telephone, Frontier Corp. and other local exchange carriers in the Company's upstate New York service areas, it must be able to interconnect with the network of local exchange carriers in the markets in which it plans to offer local services, obtain direct telephone number assignments and, in most cases, negotiate with those local exchange carriers for certain services such as leased lines, directory assistance and operator services on commercially acceptable terms. The order issued in the New York Telephone Performance Regulation Plan (described above) established prices for interconnection and required New York Telephone to tariff this service, making it generally available to all competitors, including the Company. The actual monies paid by the Company to New York Telephone for terminating the Company's traffic, and the monies received by the Company from New York Telephone for terminating New York Telephone traffic, are subject to NYPSC regulation and will depend upon the Company's compliance with certain service obligations imposed by the NYPSC, including the obligation to serve residential customers. The rates will also affect the Company's competitive position in the intra-LATA toll market relative to the local exchange carrier and major interexchange carriers such as AT&T and MCI, which may offer intra-LATA toll services. The NYPSC has also issued orders assuring local telephone service competitors access to number resources, listing in the local exchange carrier's directory and the right to reciprocal intercarrier compensation arrangements with the local exchange carriers, and also establishing interim rules under which competitive providers of local telephone service are entitled to comparable access to and inclusion in local telephone routing guides and access to the customer information of other carriers necessary for billing or other services. The Company has obtained number assignments in 12 upstate New York markets and has applications pending in 11 additional cities.

  The NYPSC has also adopted interim rules that would subject competitive providers of local telephone service to a number of rules, service standards and requirements not previously applicable to "nondominant" competitors such as the Company. These rules include requirements involving "open network architecture," provision of reasonable interconnection to competitors, and compliance with the NYPSC's service quality standards and consumer protection requirements. As part of its "open network architecture" obligations, the Company could be required to allow collocation with its local toll switch upon receipt of a bona fide request by an interexchange carrier or other carrier. Compliance with these rules in connection with the Company's provision of local telephone service may impose new and significant operating and administrative burdens on the Company. This proceeding will also determine the responsibilities of new local service providers with respect to subsidies inherent in existing local exchange carrier rates.

  Under the Telecommunications Act of 1996, incumbent local exchange companies such as New York Telephone and Frontier must allow the resale of both bundled local exchange services (known as "loops") as well as unbundled local exchange "elements" (known as "links" and "ports"). The NYPSC is currently conducting a proceeding to establish rates for those services under pricing formulas set forth in the new federal legislation. The Company generally intends to provide local service through the resale of unbundled links rather than through the resale of bundled loops. Accordingly, the outcome of the NYPSC proceeding, including decisions regarding the pricing of bundled loops and unbundled links, could affect the Company's competitive standing as a local service provider in relation to larger companies, such as AT&T and MCI, which may initially enter the local service market through resale of bundled loops.

  Local Telephone Service in Massachusetts. The Massachusetts Department of Public Utilities ("DPU") has initiated a docket (currently in its briefing stages) to determine the format for local competition in that state. The format appears to be similar to the structure developing in New York State. Pending the outcome of this proceeding, the DPU is allowing companies to apply for certification as local exchange carriers and to begin operations under interim agreements. The Company is in the process of applying for certification.

  The Company's ability to construct and operate competitive local service networks for both local private line and switched services will depend upon, among other things, implementation of the structural market reforms discussed above, favorable determinations with respect to obligations by the state and federal regulators, and the satisfactory implementation of interconnection with the local exchange carriers.

 Canada

  Long distance telecommunications services in Canada generally are subject to regulation by the CRTC. As a result of significant regulatory changes during the past several years, the historical monopolies for long distance service granted to regional telephone companies in Canada have been terminated. This has resulted in a significant increase in competition in the Canadian long distance telecommunications industry. In addition to the proceedings referred to below, the CRTC continues to take steps toward increased competition, including proceedings relating to the convergence between telecommunications and broadcasting.

  CRTC Decisions. In March 1990, the CRTC for the first time permitted non-facilities-based carriers, such as ACC Canada, to aggregate the traffic of customers on the same leased interexchange circuits in order to provide discounted long distance voice services in the provinces of Ontario, Quebec and British Columbia. In September 1990, the CRTC also authorized carriers in addition to members of the Stentor consortium to interconnect their transmission facilities with the Message Toll Service ("MTS") facilities of Teleglobe Canada, for the purpose of allowing resellers, such as ACC Canada, to resell international long distance MTS service. Prior to this decision, Bell Canada and other members of Stentor were the exclusive long distance carriers interconnected to Teleglobe Canada's MTS facilities.

  In December 1991, the CRTC permitted the resale on a joint-use basis of the international private line services of Teleglobe Canada to provide interconnected voice services. Resellers are subject to charges levied by Teleglobe Canada for the use of its facilities and contribution charges payable to Teleglobe Canada and remitted to the telephone companies. In September 1993, the CRTC allowed Teleglobe Canada to restructure its overseas MTS to allow domestic service providers (including resellers) who commit to a minimum level of usage to interconnect with Teleglobe Canada's international network at its gateways for the purpose of providing outbound direct-dial telephone service. Overseas inbound traffic would be allocated to Stentor and other domestic service providers (including resellers) in proportion to their outbound market shares.

  In February 1996, the CRTC introduced a regime of price regulation of Teleglobe Canada's services, to be in effect from April 1996 to December 1999, barring any exceptional changes to Teleglobe Canada's operating environment. Under this regime, Teleglobe Canada must reduce prices on an annual basis for its Telephone and Globeaccess VPN Services, and adhere to a price ceiling for most of its Regulated Non-Telephone Services. These rate reductions will have the effect of reducing the price the Company can charge its customers. The Canadian federal government is currently conducting a review to determine whether to extend Teleglobe Canada's status as the monopoly transmission facilities-based provider of Canada-overseas telecommunications services beyond March 1997.

  In June 1992, the CRTC effectively removed the monopoly rights of certain Stentor member companies with respect to the provision of transmission facilities-based long distance voice services in the territories in which they operate and opened the provision of these services to substantial competition in all provinces of Canada other than Alberta, Saskatchewan and Manitoba. Competition has subsequently been introduced in Alberta and Manitoba, which are subject to CRTC regulation, and Saskatchewan, which has not yet become subject to CRTC regulation. Among other things, the CRTC also directed the telephone companies that were subject to this decision to provide Unitel with "equal ease of access" i.e., to allow Unitel to directly connect its network to the telephone companies' toll and end office switches to allow Unitel's customers to make long distance calls without dialing extra digits. In July 1993, the CRTC ordered the same telephone companies to provide resellers with equal ease of access upon payment of contribution, network modification and ongoing access charges on the same general basis as for transmission facilities-based carriers.

  At the same time, the CRTC also required telephone company competitors to assume certain financial obligations, including the payment of "contribution charges" designed to ensure that each long distance carrier bears a fair proportion of the subsidy that long distance services have traditionally contributed to the provision of local telephone service. As a result, contribution charges payable by resellers were increased. These charges are levied on resellers as a monthly charge on leased access lines. The charges vary for each telephone company based on that company's estimated loss on local services. Contribution charges were reduced by a discount which was initially 25%, and which declines over time to zero in 1998. Resellers whose access lines were connected only to end offices on a non-equal access basis, initially paid contribution charges of 65% of the equal access contribution rates, rising over a five-year period to an 85% rate thereafter. The CRTC also established a mechanism under which contribution rates will be re-examined on a yearly basis. In March 1995, the CRTC decreased the contribution charges required to be paid by alternate long distance service providers to the local telephone companies, and made such decreases retroactive to January 1, 1994. Contribution charges payable to Bell Canada were reduced by 23%, and those payable to BC Tel by 13%.

  Transmission facilities-based competitors and resellers that obtained equal ease of access also assumed approximately 30% of the estimated Cdn. $240 million cost required to modify the telephone companies' networks to accommodate interconnection with competitors as well as a portion of the ongoing costs of the telephone companies to provide such interconnection. Initial modification charges are spread over a period of 10 years. These charges and costs are payable on the basis of a specified charge per minute.

  In December 1993, the CRTC gave permission to Bell Canada to file proposed tariffs for local rates for business customers--including resellers--which would make rates dependent on the number of outgoing calls made. Outgoing calls exceeding a threshold would be charged on a per-minute basis. The threshold would not apply to the customer's incoming traffic. The threshold would vary by rate group bands to take into account usage differences. Bell Canada has recently filed proposed tariffs which would give business customers the option of choosing local measured service or flat rate service.

  As contemplated in the CRTC's June 1992 decision, initial implementation of single carrier 800 number portability occurred in Canada in January 1994 and 800 number multi-carrier selection capability has recently been approved on an interim basis.

  In April 1994, the CRTC initiated a proceeding to consider whether there should be a balloting process to permit customers to select a long distance service provider. In June 1995, the CRTC rejected the proposal for a balloting process. However, in August 1994, it directed the major telephone companies to include a customer bill insert from the CRTC during the fall of 1994 providing a message about equal access and the customer's ability to select an alternate toll service provider.

  In July 1994, the CRTC modified the rules governing the consideration of new toll services to be offered by telephone companies and of rate reductions for their existing services to require the telephone companies to show that the revenues (or the average revenue per minute) for each service equal or exceed the sum of causal costs and contribution payments for the service.

  In November 1994, the CRTC varied certain elements of its Phase III costing procedures. These procedures are used to enable the CRTC to identify the costs and revenues of the dominant telephone companies associated with various categories of their services in order, among other things, to identify the extent and nature of any cross-subsidies which may exist among those categories. The net effect of these Phase III changes was to lower contribution payments.

  In September 1994, the CRTC established substantial changes to Canadian telecommunications regulation, including: (i) initiation of a program of rate rebalancing, which would entail three annual increases of Cdn. $2 per month in rates for local service, with corresponding decreases in rates for basic toll service, and an indication from the CRTC that there would be no price changes which would result in an overall price increase for North American basic toll schedules combined; (ii) the telephone companies' monopoly local and access services, including charges for bottleneck services (i.e., essential services which competitors are required to obtain from Stentor members) provided to competitors (the Utility segment), would remain in the regulated rate base, and the CRTC would replace earnings regulation for the Utility segment with price caps effective January 1, 1998; (iii) other services (the Competitive segment) would not be subject to earnings regulation after January 1, 1995, after which a Carrier Access Tariff would become effective, which would include charges for contribution, start-up cost recovery and charges for bottleneck services and would be applicable to the telephone companies' and competitors' traffic based on a per minute calculation, rather than the per trunk basis previously used to calculate contribution charges; (iv) while the CRTC considered it premature to forbear from regulating interexchange services, it considered that the framework set forth in the decision may allow forbearance in the future (such forbearance has subsequently occurred in the case of certain non-dominant transmission facilities-based carriers and certain telephone company services); (v) the CRTC concluded that barriers to entry should be reduced for the local service market, including basic local telephone service and switched network alternatives, and has subsequently initiated proceedings to implement unbundled tariffs, co-location of facilities and local number portability; and (vi) the intention to consider applying contribution charges to other services using switched access, not only to long distance voice services.

  Changes to these matters that were announced in October 1995 were the following: (i) rate rebalancing, with Cdn. $2 per month local rate increases commencing in each of January 1996 and January 1997 and another unspecified increase in 1998 (the contribution component of the Carrier Access Tariff is to be reduced correspondingly, but a corresponding reduction of basic North American long distance rates ordered by the CRTC was reversed by the Federal Cabinet in December 1995); (ii) reductions in contribution charges effective January 1, 1995, with contribution charges payable to Bell Canada reduced from 1994 levels by 16%, and those payable to BC Tel by 27%; (iii) changes to the costing methodology of the telephone companies including (a) the establishment of strict rules governing telephone company investments in competitive services involving broadband technology, (b) the requirement that the Competitive segment pay its fair share of joint costs incurred by both the Utility and Competitive segments, and (c) a directive specifying that revenues for many unbundled items must be allocated to the Utility segment thereby reducing the local shortfall and therefore contribution charges; (iv) directory operations of the telephone companies will continue to remain integral to the Utility segment, meaning that revenues from directory operations will continue to be assigned to the Utility segment to help reduce the local shortfall and therefore contribution payments; and (v) Stentor's request to increase the allowed rate of return of the Utility segment was denied and the CRTC restated its intention to retain the fifty basis point downward adjustment to the total company rate of return used to derive the Utility segment rates of return for the telephone companies.

  In December 1995, the CRTC announced that the per trunk basis for calculating contribution charges would be replaced by a per minute basis for calculating contribution charges starting June 1, 1996. The off-peak contribution rate will be one-half the peak rate, with the peak rate applicable between 8 a.m. and 5 p.m., Monday through Friday. The Company expects that the net effect of this change together with anticipated contribution rate reductions will be minimal in 1996, and will cause an increase of approximately Cdn. $1.5 million in the Company's 1997 network costs. However, additional reductions in contribution rates may offset this increase.

  The Company cannot predict the timing or the outcome of any of the pending and ongoing proceedings described above, or the impact they may have on the competitive position of ACC Canada.

  Telecommunications Act. In October 1993, the Telecommunications Act replaced the Railway Act (Canada) as the principal telecommunications regulatory statute in Canada. This Act provides that all federally-regulated telecommunications common carriers as defined therein (essentially all transmission facilities-based carriers) are under the regulatory jurisdiction of the CRTC. It also gives the federal government the power to issue directions to the CRTC on broad policy matters. The Act does not subject non-facilities-based carriers, such as ACC Canada, to foreign ownership restrictions, tariff filing requirements or other regulatory provisions applicable to facilities-based carriers. However, to the extent that resellers acquire their own facilities in order to better control the carriage and routing of their traffic, certain provisions of this Act may be applicable to them.

 United Kingdom

  Until 1981, British Telecom was the sole provider of public telecommunications services throughout the U.K. This monopoly ended when, in 1981, the British government granted Mercury a license to run its own telecommunications system under the British Telecommunications Act 1981. Both British Telecom and Mercury are licensed under the subsequent Telecommunications Act 1984 to run transmission facilities-based telecommunications systems and provide telecommunications services. See "Risk Factors--Dependence on Transmission Facilities-Based Carriers and Suppliers."

  In 1991, the British government established a "multi-operator" policy to replace the duopoly that had existed between British Telecom and Mercury. Under the multi-operator policy, the U.K. Department of Trade and Industry (the "DTI") will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the Telecommunications Act 1984. Any telecommunications system with compatible equipment that is authorized to be run under an individual license granted under this Act is permitted to interconnect to British Telecom's network. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment).

  Oftel has imposed mandatory price reductions on British Telecom which are expected to continue through at least 1997 and this has had, and may have, the effect of reducing the prices the Company can charge its customers in order to remain competitive.

  ACC U.K. was granted an ISR License in September 1992 by the DTI and, for a period of approximately 18 months thereafter, was involved in protracted negotiations with British Telecom concerning the terms and conditions under which it could interconnect its leased line network and switching equipment with British Telecom's network. The ISR License allows the Company to offer domestic and international long distance services via connections to the PSTN of certain originating and terminating countries at favorable leased-line rates, rather than per call international settlement rates. Over time, larger carriers will be able to match the Company's rates because they also have, or are expected to obtain, international simple resale licenses. The DTI has, to date, designated the U.K., the U.S., Canada, Australia, Sweden, New Zealand and Finland for international simple resale traffic. The designation of a country by DTI implies that DTI has determined that the designated country has an equivalent regulatory framework that would permit the receipt of terminating traffic. In some cases, legislative approval of the extension of the ISR License by the designated country may be required. The Company presently utilizes the license primarily for traffic between the U.K., the U.S. and Canada.

ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  As the Company expands its service offerings, geographic focus and its network, the Company anticipates that it will seek to acquire assets and businesses of, make investments in or enter into strategic alliances with, companies providing services complementary to ACC's existing business. The Company believes that, as the global telecommunications marketplace becomes increasingly competitive, expands and matures, such transactions will be critical to maintaining a competitive position in the industry.

  The Company's ability to effect acquisitions and strategic alliances and make investments may be dependent upon its ability to obtain additional financing and, to the extent applicable, consents from the holders of debt and preferred stock of the Company. While the Company may in the future pursue an active strategic alliance, acquisition or investment policy, no specific strategic alliances, acquisitions or investments are currently in negotiation and the Company has no immediate plans to commence such negotiations. If the Company were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, a substantial portion of the Company's available cash (including proceeds of this offering) could be used to consummate the acquisitions or investments. If the Company were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration consists of stock, shareholders of the Company could suffer a significant dilution of their interests in the Company.

  Many business acquisitions must be accounted for as purchases. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant goodwill and intangible assets, and the acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. In the event the Company consummates additional acquisitions in the future that must be accounted for as purchases, such acquisitions would likely increase the Company's amortization expenses. In connection with acquisitions, investments or strategic alliances, the Company could incur substantial expenses, including the fees of financial advisors, attorneys and accountants, the expenses of integrating the business of the acquired company or the strategic alliance with the Company's business and any expenses associated with registering shares of the Company's capital stock, if such shares are issued. The financial impact of such acquisitions, investments or strategic alliances could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's quarterly and yearly operating results. See "Risk Factors-- Substantial Indebtedness; Need for Additional Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMPLOYEES

  As of December 31, 1995, the Company had 631 full-time employees worldwide. Of this total, 222 employees were in the U.S., 266 were in Canada and 143 were in the U.K. The Company has never experienced a work stoppage and its employees are not represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good.

                                  MANAGEMENT

  The following sets forth information concerning the directors and executive officers of the Company and its principal operating subsidiaries as of March 1, 1996:

                 NAME                 AGE              POSITION(S)
                 ----                 ---              ----------
 Richard T. Aab......................  46 Chairman of the Board of Directors
 David K. Laniak.....................  60 Chief Executive Officer, Director
 Arunas A. Chesonis..................  33 President and Chief Operating
                                           Officer, Director
 Michael R. Daley....................  34 Executive Vice President, Chief
                                           Financial Officer and Treasurer
 Steve M. Dubnik.....................  33 Chairman of the Board of Directors,
                                           President and Chief Executive
                                           Officer, ACC TelEnterprises Ltd.
 Michael L. LaFrance.................  36 President, ACC Long Distance Corp.
 Christopher Bantoft.................  48 Managing Director, ACC Long Distance
                                           UK Ltd.
 John J. Zimmer......................  37 Vice President--Finance
 George H. Murray....................  49 Vice President--Human Resources and
                                           Corporate Communications
 Sharon L. Barnes....................  29 Controller
 Hugh F. Bennett.....................  39 Director
 Willard Z. Estey....................  76 Director
 Daniel D. Tessoni...................  48 Director
 Robert M. Van Degna.................  51 Director

  Richard T. Aab is a co-founder of the Company who has served as Chairman of the Board of Directors since March 1983 and as a director since October 1982. Mr. Aab also served as Chief Executive Officer from August 1983 through October 1995, and as Chairman of the Board of Directors of ACC TelEnterprises Ltd. from April 1993 through February 1994.

  David K. Laniak was elected the Company's Chief Executive Officer in October 1995. Mr. Laniak has been a director of the Company since February 1989. Prior to joining the Company, Mr. Laniak was Executive Vice President and Chief Operating Officer of Rochester Gas and Electric Corporation, Rochester, New York, where he worked in a variety of positions for more than 30 years. Mr. Laniak also has served since October 1995 and from May 1993 through July 1994 served as a director of ACC TelEnterprises Ltd.

  Arunas A. Chesonis was elected President and Chief Operating Officer of the Company in April 1994. He previously served as President of the Company and of its North American operations since April 1994, and as President of ACC Long Distance Corp. from January 1989 through April 1994. From August 1990 through March 1991, he also served as President of ACC TelEnterprises Ltd., and from May 1987 through January 1989, Mr. Chesonis served as Senior Vice President of Operations for ACC Long Distance Corp. Mr. Chesonis was elected a Director of the Company in October 1994.

  Michael R. Daley was elected the Company's Executive Vice President and Chief Financial Officer in February 1994, and has served as Treasurer of the Company since March 1991. He previously served as the Company's Vice President-Finance from August 1990 through February 1994, as Treasurer and Controller from August 1990 through March 1991, as Controller from January 1989 through August 1990, and various other positions with the Company from July 1985 through January 1989. Mr. Daley has served as a director of ACC TelEnterprises Ltd. since October 1994.

  Steve M. Dubnik was elected the Chairman of the Board of Directors, President and Chief Executive Officer of ACC TelEnterprises Ltd. in July 1994. Previously, he served from 1992 through June 1994 as President, Mid-Atlantic Region, of RCI Long Distance. For more than five years prior thereto, he served in progressively senior positions with Rochester Telephone Corporation (now Frontier Corp.) including assignments in engineering, operations, information technology and sales.

  Michael L. LaFrance was elected the President of ACC Long Distance Corp. in April 1994. From May 1992 through May 1994, he served as Executive Vice President and General Manager of Axcess USA Communications Corp., from June 1990 through May 1992, as Director of Regulatory Affairs and Administration of LDDS Communications, Inc. and from February 1987 through June 1990, as Vice President of Comtel-TMC Telecommunications. Since April 1994, Mr. LaFrance has served as the President of ACC National Telecom Corp., the Company's local service subsidiary.

  Christopher Bantoft was elected Managing Director of ACC Long Distance UK Ltd. in February 1994. From 1986 through 1993, he served as Sales and Marketing Director, Deputy Managing Director, and most recently as Managing Director of Alcatel Business Systems Ltd., the U.K. affiliate of Alcatel, N.V.

  John J. Zimmer, a certified public accountant, was elected the Company's Vice President-Finance in September 1994. He previously served as the Company's Controller from March 1991 through September 1994. Prior to March 1991, he served as a staff accountant and then as a manager of accounting with Arthur Andersen LLP.

  George H. Murray was elected the Company's Vice President-Human Resources and Corporate Communications in August 1994. For more than five years prior to his joining the Company, he served in various senior management positions with First Federal Savings and Loan of Rochester, New York.

  Sharon L. Barnes, a certified public accountant, was elected the Company's Controller in September 1994. Previously, she served as Accounting Manager from April 1993 through September 1994. Prior to joining the Company in 1993, she served for more than four years as a staff and senior accountant with Arthur Andersen LLP.

  Hugh F. Bennett has been a director of the Company since June 1988. Since March 1990, Mr. Bennett has been a Vice President, Director and Secretary-Treasurer of Gagan, Bennett & Co., Inc., an investment banking firm.

  The Hon. Willard Z. Estey, C.C., Q.C., was elected a director of the Company at its 1994 Annual Meeting. Mr. Estey is Counsel to the Toronto, Ontario law firm of McCarthy, Tetrault. After serving as Chief Justice of Ontario, Mr. Estey was a Justice of the Supreme Court of Canada from 1977 through 1988. From 1988 through 1990, Mr. Estey was Deputy Chairman of Central Capital Corporation, Toronto, Ontario. Since May 1993, Mr. Estey has also served as a director of ACC TelEnterprises Ltd.

  Daniel D. Tessoni has been a director of the Company since May 1987. Mr. Tessoni is an Associate Professor of Accounting at the College of Business of the Rochester Institute of Technology, where he has taught since 1977. He holds a Ph.D. degree, is a certified public accountant and is Treasurer of several privately-held business concerns.

  Robert M. Van Degna has been a director of the Company since May 1995. Mr. Van Degna is Managing Partner of Fleet Equity Partners, an investment firm affiliated with Fleet Financial Group, Inc. and based in Providence, Rhode Island. Mr Van Degna joined Fleet Financial Group in 1971 and held a variety of lending and management positions until he organized Fleet Equity Partners in 1982 and became its general partner. Mr. Van Degna currently serves on the Board of Directors of Orion Network Systems, Inc. and Preferred Networks, Inc., as well as several privately-held companies. Mr.Van Degna was initially elected to the Company's Board of Directors pursuant to the terms of the investment in the Company by Fleet Venture Resources, Inc. and affiliated entities described under "Principal Shareholders" and "Description of Capital Stock--Series A Preferred Stock."

  For a description of certain employment arrangements which may have anti-takeover effects, see "Description of Capital Stock--Certain Charter, By-law and Statutory Provisions and Other Anti-takeover Considerations."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Class A Common Stock as of March 1, 1996 and as adjusted to reflect the sale of Class A Common Stock being offered hereby (i) by each person known by the Company to beneficially own more than five percent of the Class A Common Stock, (ii) by each director, (iii) by each executive officer of the Company named in the Summary Compensation Table contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference herein, and (iv) by all directors and executive officers as a group.

                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                         OWNED PRIOR             OWNED AFTER
                                       TO OFFERING (1)          OFFERING (1)
                                     ----------------------- -----------------------
         BENEFICIAL OWNER              NUMBER     PERCENT      NUMBER     PERCENT
         ----------------            ------------ ---------- ------------ ----------
Richard T. Aab (2).................       927,554     11.5%       927,554      9.5%
  400 West Avenue
  Rochester, New York 14611
Robert M. Van Degna (3)............       725,000      9.0        725,000      7.4
  c/o Fleet Venture Resources, Inc.
  111 Westminster Street
  Providence, RI 02903
Fleet Venture Resources, Inc (4)...       456,750      5.7        456,750      4.7
  111 Westminster Street
Montgomery Asset Management, L.P. .       445,760      5.5        445,760      4.6
  660 Montgomery Street
  San Francisco, California 94111
  (5)
Arunas A. Chesonis (6).............        86,508      1.1         86,508        *
David K. Laniak (7)................        62,406        *         62,406        *
Christopher Bantoft (8)............        20,100        *         20,100        *
Daniel D. Tessoni (9)..............        22,500        *         22,500        *
Hugh F. Bennett (10)...............         3,000        *          3,000        *
Willard Z. Estey (11)..............           --        --            --      --
Steve M. Dubnik (12)...............        20,100        *         20,100        *
All Directors and Executive
 Officers as a Group (14 persons,
 including those named above)(13)..     1,955,917     21.7      1,955,917    18.2

-------
  *Less than one percent.

 (1) Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Class A Common Stock shown as owned by them.

 (2) Includes 139,500 shares that are owned by Melrich Associates, L.P., a family partnership in which Mr. Aab is a general partner, and options to purchase 12,322 shares of Class A Common Stock that are or will become exercisable within the next 60 days. Does not include 29,722 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

 (3) Includes (i) 456,750 shares of Class A Common Stock beneficially owned by Fleet Venture Resources, of which 393,750 shares are issuable upon the conversion of Series A Preferred Stock and 63,000 shares are issuable upon the exercise of warrants; (ii) 195,750 shares of Class A Common Stock beneficially owned by Fleet Equity Partners, of which 168,750 shares are issuable upon the conversion of Series A Preferred Stock and 27,000 shares are issuable upon the exercise of warrants; and (iii) 72,500 shares of Class A Common Stock beneficially owned by Chisholm, of which 62,500 shares are issuable upon the conversion of Series A Preferred Stock and 10,000 shares are issuable upon the exercise of warrants. As of March 1, 1996, the conversion price for the Series A Preferred Stock and the exercise price of such warrants was

    $16.00 per share. Does not include a total of 625,000 shares of Class A Common Stock issuable to Fleet Venture Resources, Fleet Equity Partners and Chisholm upon the exercise of warrants, which warrants would become exercisable upon an optional redemption of the Series A Preferred Stock by the Company or an option to purchase 5,000 shares of Class A Common Stock granted to him, subject to shareholder approval, under the non-employee directors' stock option plan. See "Description of Capital Stock--Warrants." Mr. Van Degna is the Chairman and Chief Executive Officer of Fleet Venture Resources and the Chairman and Chief Executive Officer or President of each general partner of Fleet Equity Partners and Chisholm. Mr. Van Degna disclaims beneficial ownership of the shares held by these entities, except for his limited partnership interest in Fleet Equity Partners and in the general partner of Chisholm.

 (4) Does not include shares beneficially owned by Fleet Equity Partners or Chisholm (see note (3) above).

 (5) These shares are held for investment purposes by Montgomery Asset Management, L.P., a registered Investment Advisor, as reported in a
     Schedule 13G that was filed with the Commission in January 1996, a copy of which was received by the Company.

 (6) Includes 488 shares owned by Mr. Chesonis's spouse, options to purchase 76,350 shares that are or will become exercisable by Mr. Chesonis within the next 60 days and options to purchase 6,950 shares that are currently exercisable by Mr. Chesonis's spouse. Does not include 80,850 shares issuable upon the exercise of options by Mr. Chesonis nor 3,050 shares issuable upon the exercise of options held by Mr. Chesonis's spouse, which are not deemed to be presently exercisable.

 (7) Includes options to purchase 56,406 shares that are or will become exercisable within the next 60 days. Does not include 37,694 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

 (8) Includes options to purchase 20,100 shares that are or will become exercisable within the next 60 days. Does not include 49,900 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

 (9) Mr. Tessoni and his spouse share investment and voting power with respect to all shares which he beneficially owns. Does not include an option to purchase 5,000 shares of Class A Common Stock granted to him, subject to shareholder approval, under the non-employee directors' stock option plan.

(10) Mr. Bennett shares investment and voting power with his spouse with respect to 1,500 of these shares. Does not include an option to purchase 5,000 shares of Class A Common Stock granted to him, subject to shareholder approval, under the non-employee directors' stock option plan.

(11) Does not include an option to purchase 5,000 shares of Class A Common Stock granted to Mr. Estey, subject to shareholder approval, under the non-employee directors' stock option plan.

(12) Includes options to purchase 18,100 shares that are or will become exercisable in the next 60 days. Does not include 53,700 shares issuable upon the exercise of options that are not deemed to be presently exercisable.

(13) See notes (2), (3), (5), (6), (7), (8), (9), (10), (11) and (12) above.
     Includes options to purchase a total of 39,400 shares that are currently or will become exercisable within the next 60 days by five executive officers of the Company, in addition to those named above.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, par value $0.015 per share, 25,000,000 shares of Class B Common Stock, par value $0.015 per share, and 2,000,000 shares of Preferred Stock, par value $1.00 per share. As of March 1, 1996, 8,039,401 shares of Class A Common Stock were issued and outstanding and held by approximately 456 shareholders of record and 10,000 shares of Series A Preferred Stock were issued and outstanding. No shares of Class B Common Stock have been issued by the Company. In addition, as of March 1, 1996, there were outstanding options to purchase an aggregate of up to approximately 1,232,969 shares of Class A Common Stock, of which options with respect to 380,769 shares were exercisable at a weighted average exercise price of approximately $14.90 per share, and, exclusive of the 625,000 Springing Warrants (defined below), warrants to purchase an aggregate of up to 137,500 shares of Class A Common Stock also were outstanding and exercisable as of such date. Subject to obtaining shareholder approval, the Company has adopted a stock option plan for non-employee directors and has granted options to purchase 20,000 shares thereunder at an exercise price of $23.00 per share.

CLASS A COMMON STOCK

  The holders of shares of Class A Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. Except as described below, the Series A Preferred Stock votes together with the Class A Common Stock. The holders of shares of Class A Common Stock are not entitled to cumulate their votes in the election of directors and, as a consequence, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to the dividend preferences of the Series A Preferred Stock and any dividend preferences that may be applicable to any shares of Preferred Stock or Class B Common Stock issued in the future, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor. The Credit Facility and the Series A Preferred Stock prohibit the payment of dividends and the Company does not intend to pay dividends on the Class A Common Stock for the foreseeable future. See "Price Range of Class A Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of the Series A Preferred Stock and any liquidation preferences that may be applicable to any shares of Preferred Stock or Class B Common Stock issued in the future. The holders of Class A Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Class A Common Stock. The holders of Class A Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Class A Common Stock are validly issued, fully paid and non-assessable.

  The Class A Common Stock is quoted on the Nasdaq Stock Market under the symbol "ACCC." The Company's transfer agent and registrar for its Class A Common Stock is Society National Bank, Cleveland, Ohio.

CLASS B COMMON STOCK

  The Board of Directors has the authority to fix the rights, preferences, privileges and restrictions of Class B Common Stock, including dividend rights, conversion rights, terms of redemption, liquidation preferences and sinking fund provisions, without any further vote or action by shareholders; provided, however, that holders of Class B Common Stock shall not be entitled to vote on any matters brought before the shareholders of the Company, shall not be entitled to vote as a class upon any proposed increase or decrease in the aggregate number of authorized shares of Class B Common Stock and shall be subject to the rights, preferences and privileges of the Series A Preferred Stock with respect to liquidation, dividends and redemptions and the rights, preferences and privileges of any other series of Preferred Stock. The Class B Common Stock was originally authorized for possible issuance to foreign investors due to FCC limitations on foreign control of wireless communications facilities.

PREFERRED STOCK

  The Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation provisions, redemption provisions, sinking fund provisions and conversion privileges, without any further vote or action by the shareholders. As a result, the Board of Directors could, without shareholder approval, issue shares of Preferred Stock with voting, dividend, liquidation, conversion or other rights that could adversely affect the holders of Class A Common Stock and that may have the effect of delaying, deferring or preventing a change of control of the Company. In addition, because the terms of such Preferred Stock may be fixed by the Board of

Directors without shareholder action, the Preferred Stock could be designated and issued quickly in the event the Company requires additional equity capital. Under certain circumstances, this could have the effect of decreasing the market price of the Class A Common Stock.

SERIES A PREFERRED STOCK

  General. The Board has designated 10,000 shares of Preferred Stock as Series A Preferred Stock. The holders of Series A Preferred Stock have the right to vote, on all matters to be voted on by the Company's shareholders, on an as-converted basis with the shares of Class A Common Stock and also have the right to vote as a separate class to elect one director so long as at least 3,300 shares of Series A Preferred Stock remain outstanding. The holders of Series A Preferred Stock are entitled to receive a dividend payable at the rate of 12% per annum, which shall be cumulative and compounded if not paid. No dividends have been paid to date on the Series A Preferred Stock. The Company is not permitted to pay any dividends on the Class A or Class B Common Stock, and no shares of Class A or Class B Common Stock may be redeemed or repurchased by the Company without the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock. Upon the liquidation, distribution of assets, dissolution or winding up of the Company, a holder of Series A Preferred Stock shall be entitled to receive, prior to the holders of Class A and Class B Common Stock, $1,000 per share plus all accrued and unpaid dividends thereon.

  Conversion. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Class A Common Stock of the Company. As of March 1, 1996, the shares of Series A Preferred Stock outstanding were convertible into 625,000 shares of Class A Common Stock based on the conversion price as of such date of $16.00 per share. The conversion price is subject to certain antidilution adjustments, including (i) a ratchet antidilution adjustment of the conversion price (a) if shares of Class A or Class B Common Stock, or securities convertible into or exchangeable for Class A or Class B Common Stock, are issued or sold (including, without limitation, by way of consolidation, merger or sale of all or substantially all of the Company's assets) for consideration which is less than the conversion price then in effect, down to the aggregate consideration per share of Class A or Class B Common Stock issued or sold pursuant to such transaction or issuable upon the conversion or exchange of convertible or exchangeable securities issued or sold pursuant to such transaction or (b) if options (other than options or similar rights granted to employees or directors of the Company to purchase an aggregate of up to 1,596,702 shares of Class A or Class B Common Stock, subject to adjustment for stock splits, stock dividends, recapitalizations and the like), warrants or similar rights to purchase Class A or Class B Common Stock are issued having an exercise price less than the conversion price then in effect, down to the aggregate consideration per share of Class A or Class B Common Stock which would be paid upon the sale or grant and exercise of such options, warrants or rights and (ii) upon stock splits, stock dividends, recapitalizations and the like. The Series A Preferred Stock will convert automatically into Class A Common Stock at any time after May 19, 1997 if (i) the daily trading volume of the Class A Common Stock in the public market exceeds 5% of the number of shares of Class A Common Stock issuable upon conversion of all shares of Series A Preferred Stock for a period of 45 consecutive trading days; (ii) the market price per share of Class A Common Stock equals or exceeds the following levels (the "Target Prices"), subject to adjustment for stock splits, stock dividends and the like, on any of the following dates: $32.00 on May 22, 1997, $32.00 on May 22, 1998, $39.06 on May
22, 1999, $39.81 on May 22, 2000, $47.78 on May 22, 2001 and $57.33 on May 22,
2002, provided that, in the event that any measurement of the market price of Class A Common Stock is to occur between any of the foregoing dates, the Target Prices shall be prorated based upon the number of days elapsed from the earlier date; and (iii) no holder of Series A Preferred Stock is subject to any underwriters' lockup agreement with respect to the shares of Class A Common Stock issuable upon the conversion thereof. Upon any conversion, the accrued and unpaid dividends on the Series A Preferred Stock being converted will be extinguished and no longer deemed payable. The dividend rate on the Series A Preferred Stock will increase to 15%, and the conversion price then in effect will be reduced by one-third, if certain defaults by the Company occur, including the failure to make any redemption payment when due and the Company's breach or failure to perform certain representations, warranties or covenants set forth in the Certificate of Designations or the purchase agreement under which the Series A Preferred Stock was issued ("Events of Noncompliance").

  Redemption. The Company has the option to redeem the Series A Preferred Stock at any time for $1,000 per share plus all accrued and unpaid dividends thereon, and is required to redeem the Series A Preferred Stock on May 19, 2002 at a price per share equal to the greater of $1,000 or the market price of the Class A Common into which such shares of Series A Preferred Stock are convertible as of 4 p.m., New York time, on May 14, 2002. Any holder of Series A Preferred Stock has the option to cause the Company to redeem his shares in the case of a change of control, certain merger or consolidation transactions, a sale of more than 50% of the Company's assets, an Event of Noncompliance or the entry of a judgment against the Company or default by the Company under any obligation or agreement for which the amount involved exceeds $500,000. The Series A Preferred Stock is subject to immediate redemption upon an assignment by the Company for the benefit of creditors or voluntary or involuntary bankruptcy. Holders of Series A Preferred Stock have preemptive rights to purchase on an as-converted basis a pro rata portion of any Company issuance of Class A Common Stock or rights to purchase Class A Common Stock, subject to certain exceptions, including the issuance of Class A or Class B Common Stock pursuant to a public offering registered under the Securities Act (which includes this offering), an acquisition of another company or business, a strategic investment in the Company by other entities in the telecommunications or other utilities business, stock options granted to Company employees and stock issued in connection with the provision or extension of senior debt financing to the Company or any of its subsidiaries.

WARRANTS

  As of March 1, 1996, warrants to purchase an aggregate of 100,000 shares of Class A Common Stock at an exercise price of $16.00 per share (subject to adjustment for stock splits, stock dividends and the like and other antidilution adjustments, including a ratchet antidilution adjustment similar to that described in the preceding section with respect to the Series A Preferred Stock), a warrant to purchase 30,000 shares of Class A Common Stock at an exercise price of $16.00 per share (subject to adjustment for stock splits, stock dividends and the like), and a warrant to purchase 7,500 shares of Class A Common Stock at an exercise price of $18.75 per share (subject to adjustment for stock splits, stock dividends and the like), were outstanding and exercisable. As of March 1, 1996, the Company also had outstanding springing warrants (the "Springing Warrants") to purchase an aggregate of up to 625,000 additional shares of Class A Common Stock at an exercise price of $16.00 per share (assuming a conversion price of $16.00 per share as of the redemption date), which warrants become exercisable upon and to the extent of an optional redemption of the Series A Preferred Stock by the Company. The exercise price and number of shares issuable under the Springing Warrants are subject to adjustment for stock splits, stock dividends and the like and other antidilution adjustments, including a ratchet antidilution adjustment similar to that described in the preceding section with respect to the Series A Preferred Stock.

REGISTRATION RIGHTS

  The holders of the Series A Preferred Stock (collectively, the "Holders") are entitled to certain registration rights with respect to the shares of Class A Common Stock issuable upon a conversion of the Series A Preferred Stock, the exercise of the Springing Warrants and warrants to purchase up to 100,000 shares of Class A Common Stock (all such shares of Class A Common Stock and certain other securities, the "Registrable Shares"). If the Company proposes to register any of its securities under the Securities Act, the Holders will be entitled to notice thereof and, subject to certain restrictions, to include their Registrable Shares in such registration. Holders of Registrable Shares may make up to two demands of the Company to file a registration statement under the Securities Act, subject to certain conditions and limitations and provided that any demand must be at an aggregate offering price to the public of at least $7.5 million and no demand may be made within 180 days after the effective date of a prior demand registration. Furthermore, one or more Holders of Registrable Shares may require the Company on up to five occasions to register their shares on Form S-3 or similar short-form registration forms, subject to certain conditions and limitations and provided that any such demand must be at an aggregate offering price to the public of at least $5.0 million. A Holder's right to include shares in an underwritten registration is subject to the right of the underwriters to limit the number of shares included in the offering. Subject to certain limitations, the Company is required to bear all registration, legal (for no more than one independent legal counsel for all selling Holders) and other expenses in connection with these registrations (other than underwriting discounts and commissions) and must provide appropriate indemnification.

  The holders of warrants for the purchase of up to 30,000 shares of Class A Common Stock are entitled to make one demand of the Company to file a registration statement under the Securities Act with respect to all of such 30,000 shares of Class A Common Stock, subject to certain conditions and limitations, including the Company's right to defer commencement of registration for up to 90 days if such deferral is deemed necessary or appropriate by counsel to the Company. The Company is required to bear all registration, legal and other expenses in connection with the demand registration (other than underwriting discounts and commissions and all legal and accounting fees of advisors for the selling shareholders) and must provide appropriate indemnification.

CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS AND OTHER ANTI-TAKEOVER CONSIDERATIONS

  The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of all outstanding shares of Class A Common Stock to alter, amend, adopt any provision inconsistent with or repeal certain provisions of the Certificate of Incorporation, including the ability of the shareholders to amend the Company's By-laws, the prohibition on shareholder action by written consent, the prohibition on the calling of special meetings by shareholders, and limitations on the personal liability of the Company's directors for breach of their fiduciary duty as directors. The Company's By-laws also provide that the Company's shareholders can only alter, amend, adopt or repeal any provision of the Company's By-laws by the affirmative vote of the holders of at least 80% of all outstanding shares of Class A Common Stock. So long as any shares of the Series A Preferred Stock remain outstanding, the Company will not be able to take any of the following actions without obtaining the prior written consent of the holders of a majority of the Series A Preferred Stock: (i) declare dividends on any class of capital stock other than the Series A Preferred Stock; (ii) redeem any capital stock other than Series A Preferred Stock; (iii) make any amendment to the Company's Certificate of Incorporation or By-laws that would include or make any changes to any anti-takeover provisions in the Company's Certificate of Incorporation or By-laws; (iv) make any amendment to the Company's Certificate of Incorporation or By-laws that would have an adverse effect on or impair the rights or relative priority of the Series A Preferred Stock; (v) make any changes in the nature of the Company's business beyond the telecommunications field; or (vi) engage in any transactions with affiliates (except for transactions with subsidiaries and compensation and benefit matters approved by the Executive Compensation Committee of the Company's Board or other transactions approved by an independent committee of the Board).

  Under the Credit Facility, the lenders have the right to demand payment of all loans outstanding upon a change in control of the Company, unless the person or group of persons acquiring control are members of the Company's current management. The Credit Facility also prohibits the Company from engaging in certain merger or consolidation transactions, selling, leasing or otherwise disposing of its property, business or assets other than the sale of inventory in the ordinary course of business and certain other permitted dispositions, or dissolving or liquidating the Company. In addition, any holder of Series A Preferred Stock has the right, upon a change in control of the Company, a sale of more than 50% of the assets of the Company or certain mergers or consolidations, to require the Company to redeem all or any portion of the Series A Preferred Stock owned by such holder at a price equal to the greater of $1,000 per share or the market price or value (as of the consummation of the transaction) of the Class A Common Stock into which such shares of Series A Preferred Stock are convertible. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company. The Company's Employee Long Term Incentive Plan provides that in the event of a change in control, as may be determined at the discretion of the Compensation Committee of the Company, all options then outstanding under such Plan shall automatically become exercisable in full.

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless prior to the date the stockholder became an interested stockholder the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of two exceptions to the prohibitions are satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

  The Company has entered into a salary continuation and deferred compensation agreement dated October 6, 1995 with Mr. Aab which provides for a severance payment of $1 million if, as a result of or within one year following a change in control of the Company, Mr. Aab's employment is terminated with or without cause by the Company or the acquiror, or Mr. Aab voluntarily terminates his employment. The terms of the agreement were negotiated by Mr. Aab in connection with his resignation as Chief Executive Officer and were not required by any existing agreement. The severance payment is payable in full within 30 days following the change in control and is conditioned on Mr. Aab's agreement not to compete with the Company during and for three years following termination of his employment and to maintain confidentiality of trade secrets. The Company is obligated to pay Mr. Aab the severance payment if his employment or his position as Chairman of the Board of ACC Corp. terminates for any reason (including his voluntary resignation) other than a termination by the Company for cause, except that, if no change in control has occurred, the amount is payable in three equal annual installments.

  The Company has entered into an employment agreement dated October 6, 1995 with Mr. Laniak for a term of two years. The agreement with Mr. Laniak provides for payment of his then current compensation and benefits for the remainder of the term of the agreement and vesting of all outstanding stock options if, as a result of or within one year following a change in control of the Company, Mr. Laniak's employment is terminated without cause by the Company or the acquiror or Mr. Laniak voluntarily terminates his employment as a result of certain events, including a significant change in the nature or scope of his duties, relocation outside of the Rochester, New York area or a reduction in his compensation or benefits. The severance payment to Mr. Laniak is conditioned on his agreement not to compete with the Company during and for one year following termination of his employment and to maintain confidentiality of trade secrets.

  The Company has also entered into employment continuation and incentive agreements with 27 officers and managers, which provide for continuation of the employee's then current salary and benefits for up to 12 months following termination if, as a result of or within one year following a change in control of the Company, the Company or the acquiror terminates his employment or the employee resigns due to a significant change in the nature or scope of his duties or authority or a reduction in compensation. The agreements provide for each employee's agreement not to compete with the Company so long as the employee is receiving payments thereunder. It is possible that the agreements described above may have the effect of delaying, deterring or preventing a change in control or management of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have approximately 9,800,000 outstanding shares of Class A Common Stock, assuming (i) no exercise of the Underwriters' over-allotment option, and (ii) no exercise of options or warrants outstanding. Upon the consummation of this offering, assuming no exercise of options or warrants outstanding as of March 1, 1996 except as stated above, the Company will have outstanding options exercisable for an aggregate of approximately 1,232,969 shares of Class A Common Stock, of which options with respect to 380,769 shares will then be exercisable at a weighted average exercise price of $14.90 per share, warrants to purchase up to 762,500 shares of Class A Common Stock, of which warrants to purchase 137,500 shares will then be exercisable, and 625,000 shares of Class A Common Stock which will be issuable upon conversion of the Series A Preferred Stock.

  Of the Class A Common Stock outstanding upon completion of this offering, the 1,750,000 shares of Class A Common Stock sold in this offering as well as approximately 4,350,000 shares previously issued by the Company will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "Affiliate"), or persons who have been Affiliates within the preceding three months. The remaining approximately 3,700,000 outstanding shares of Class A Common Stock are currently eligible for sale under Rule 144 or Rule 144(k). Approximately 1,956,000 shares of Class A Common Stock or securities exercisable for or convertible into Class A Common Stock are subject to 120-day lock-up agreements with the Underwriters. For a description of certain 120-day lock-up agreements, see "Underwriters."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned "restricted securities" (defined generally in Rule 144 as unregistered securities) for a period of at least two years from the later of the date such restricted securities were acquired from the Company and the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock (approximately 97,900 shares immediately after this offering) and the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the number and notice of sale and the availability of current public information about the Company.

  Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume and manner of sale limitations described above.

  The Commission has recently proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted securities under Rule 144 after a one-year, rather than a two-year holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted securities by non-Affiliates under Rule 144(k) after two-year, rather than a three-year holding period. Adoption of such amendments could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.

  In addition, the Company registered on Form S-8 under the Securities Act approximately 2,663,000 shares of Class A Common Stock issuable under certain options issued to employees as well as shares of Class A Common Stock issued or reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. Shares issued under the plans (other than shares issued to Affiliates) generally may be sold immediately in the public market, subject to vesting requirements and the lock-up agreements described above. Subject to obtaining shareholder approval, the Company has adopted a stock option plan for non-employee directors and has granted vested options to purchase 20,000 shares of Class A Common Stock thereunder. The Company intends to register on Form S-8 the 250,000 shares of Class A Common Stock issuable under such plan.

  The holders of the Series A Preferred Stock (which is convertible into 625,000 shares of Class A Common Stock based on the conversion price in effect on March 1, 1996) and warrants to purchase 130,000 shares of Class A Common Stock are entitled to certain registration rights with respect to their shares. See "Description of Capital Stock--Registration Rights."

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                 FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

  The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock applicable to Non-U.S. Holders of such shares of Class A Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Class A Common Stock.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, and (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but will generally be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. Treasury Regulations proposed in 1984, if finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would be required to contain the holder's name and address and, subject to a de minimis payment exception, an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof. Under current regulations, the Company must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  Sale of Class A Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Class A Common Stock unless
(i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Class A Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States;
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Class A Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Class A Common Stock.

  Estate Tax. Shares of Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. Under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to payments of dividends (actual and constructive) made to certain non-corporate United States persons. The United States back-up withholding tax and information reporting requirements generally will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding, unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Class A Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  The payment of the proceeds from the disposition of shares of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Class A Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Class A Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the shares of Class A Common Stock is subject to change. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

  Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Wheat, First Securities, Inc. .....................................
                                                                        -------
         Total........................................................
                                                                        =======

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $.   per share under the Price to Public. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $.   per share to other Underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Class A Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock offered by the Underwriters hereby.

  The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not for a period of 120 days after the date of this Prospectus (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class
A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, other than (i) the shares to be sold hereunder, (ii) any shares of Class A Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and described in this Prospectus and (iii) any options or similar securities issued pursuant to the Company's Employee Long-Term Incentive Plan, Employee Stock Purchase Plan and, with respect to any new directors, stock option plan for non-employee directors, as such plans are in effect on the date hereof. In addition, certain executive officers, directors, Fleet Venture Resources, Fleet Equity Partners and Chisholm have agreed to the same restrictions (subject to certain additional exceptions) with respect to an aggregate of 1,956,000 shares of Class A Common Stock or securities exercisable for or convertible into Class A Common Stock held by them for 120 days after the date hereof without the prior written consent of Morgan Stanley & Co. Incorporated. See "Shares Eligible For Future Sale."

  Each of the Underwriters (i) has not offered or sold and will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  In connection with the offering of Class A Common Stock hereby, the Underwriters and selling group members may engage in passive market making transactions in the Company's Class A Common Stock on the Nasdaq Stock Market immediately prior to the commencement of the sale of shares in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices of market makers not connected with this offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Class A Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP, New York, New York. Certain legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                           ACC CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

                                                                            PAGE
                                                                            ----
   Report of Independent Public Accountants................................ F-2
   Consolidated Balance Sheets............................................. F-3
   Consolidated Statements of Operations................................... F-5
   Consolidated Statements of Changes in Shareholders' Equity.............. F-6
   Consolidated Statements of Cash Flows................................... F-7
   Notes to Consolidated Financial Statements.............................. F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ACC Corp.:

  We have audited the accompanying consolidated balance sheets of ACC Corp. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACC Corp. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Rochester, New York
February 6, 1996

(Except with respect to the
matters discussed in Notes 10 and 11.A., as to which the dates are February 20, 1996 and February 8, 1996, respectively)

                           ACC CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                      DECEMBER 31, DECEMBER 31,
                                                          1994         1995
                                                      ------------ ------------
Current assets:
  Cash and cash equivalents..........................   $  1,021     $    518
  Restricted cash....................................        272           --
  Accounts receivable, net of allowance for doubtful
   accounts of $1,035 in 1994 and $2,085 in 1995.....     20,499       38,978
  Other receivables..................................      5,433        3,965
  Prepaid expenses and other assets..................        820        2,265
                                                        --------     --------
    Total current assets.............................     28,045       45,726
                                                        --------     --------
Property, plant and equipment:
  At cost............................................     62,618       83,623
  Less-accumulated depreciation and amortization.....    (18,537)     (26,932)
                                                        --------     --------
                                                          44,081       56,691
                                                        --------     --------
Other assets:
  Restricted cash....................................        157           --
  Goodwill and customer base, net....................      6,884       14,072
  Deferred installation costs, net...................      1,639        3,310
  Other..............................................      3,642        4,185
                                                        --------     --------
                                                          12,322       21,567
                                                        --------     --------
    Total assets.....................................   $ 84,448     $123,984
                                                        ========     ========



  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                           ACC CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
Current liabilities:
  Notes payable......................................    $    --      $  1,966
  Current maturities of long-term debt...............      1,613         2,919
  Accounts payable...................................     10,498         7,340
  Accrued network costs..............................     10,443        28,192
  Other accrued expenses.............................      9,254        15,657
  Dividends payable..................................        208            --
                                                         -------      --------
    Total current liabilities........................     32,016        56,074
                                                         -------      --------
Deferred income taxes................................      2,170         2,577
                                                         -------      --------
Long-term debt.......................................     29,914        28,050
                                                         -------      --------
Redeemable Series A Preferred Stock, $1.00 par value,
 $1,000 liquidation value, cumulative, convertible;
 Authorized--10,000 shares; Issued--10,000 shares....         --         9,448
                                                         -------      --------
Minority interest....................................      1,262         1,428
                                                         -------      --------
Shareholders' equity:
  Preferred Stock, $1.00 par value, Authorized--
   1,990,000 shares;
   Issued--no shares.................................        --            --
  Class A Common Stock, $.015 par value, Authorized--
   50,000,000 shares; Issued-- 7,652,601 shares in
   1994 and 8,617,259 shares in 1995.................        115           129
  Class B Common Stock, $.015 par value, Authorized--
   25,000,000 shares; Issued--no shares..............         --            --
  Capital in excess of par value.....................     20,070        32,911
  Cumulative translation adjustment..................     (1,013)         (950)
  Retained earnings (deficit)........................      1,524        (4,073)
                                                         -------      --------
                                                          20,696        28,017
Less--
  Treasury stock, at cost (726,589 shares)...........     (1,610)       (1,610)
                                                         -------      --------
    Total shareholders' equity.......................     19,086        26,407
                                                         -------      --------
      Total liabilities and shareholders' equity.....    $84,448      $123,984
                                                         =======      ========


  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                           ACC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                    ----------------------------
                                                      1993      1994      1995
                                                    --------  --------  --------
Revenue:
  Toll revenue....................................  $100,646  $118,331  $175,269
  Leased lines and other..........................     5,300     8,113    13,597
                                                    --------  --------  --------
Total revenue.....................................   105,946   126,444   188,866
Network costs.....................................    70,286    79,438   114,841
                                                    --------  --------  --------
Gross profit......................................    35,660    47,006    74,025
Other Operating Expenses:
  Depreciation and amortization...................     5,832     8,932    11,614
  Selling expenses................................     8,726    14,497    21,617
  General and administrative......................    20,081    29,731    39,248
  Management restructuring........................        --        --     1,328
  Equal access costs..............................        --     2,160        --
  Asset write-down................................    12,807        --        --
                                                    --------  --------  --------
Total other operating expenses....................    47,446    55,320    73,807
                                                    --------  --------  --------
Income (loss) from operations.....................   (11,786)   (8,314)      218
Other Income (Expense):
  Interest income.................................       205       124       198
  Interest expense................................      (420)   (2,023)   (5,131)
  Terminated merger costs.........................        --      (200)       --
  Gain on sale of subsidiary stock................     9,344        --        --
  Foreign exchange gain (loss)....................    (1,094)      169      (110)
                                                    --------  --------  --------
Total other income (expense)......................     8,035    (1,930)   (5,043)
                                                    --------  --------  --------
Loss from continuing operations before provision
 for (benefit from) income taxes and minority
 interest.........................................    (3,751)  (10,244)   (4,825)
Provision for (benefit from) income taxes.........    (3,743)    3,456       396
Minority interest in (earnings) loss of
 consolidated subsidiary..........................     1,661     2,371      (133)
                                                    --------  --------  --------
Income (loss) from continuing operations..........     1,653   (11,329)   (5,354)
Loss from discontinued operations (net of income
 tax benefit of $667 in 1993).....................    (1,309)       --        --
Gain on disposal of discontinued operations (net
 of income tax provision of $8,350 in 1993).......    11,531        --        --
                                                    --------  --------  --------
Net Income (Loss).................................    11,875   (11,329)   (5,354)
Less Series A Preferred Stock dividend............        --        --      (401)
Less Series A Preferred Stock accretion...........        --        --      (139)
                                                    --------  --------  --------
Income (loss) applicable to Common Stock..........  $ 11,875  $(11,329) $ (5,894)
                                                    ========  ========  ========
Net income (loss) per common and common equivalent
 share applicable to common stock from continuing
 operations.......................................  $   0.24  $  (1.60) $   (.76)
  Discontinued operations.........................      (.18)       --        --
  Gain on disposal of discontinued operations.....      1.64        --        --
                                                    --------  --------  --------
    Net Income (Loss) per Common and Common
     Equivalent Share.............................  $   1.70  $  (1.60) $  (0.76)
                                                    ========  ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           ACC CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                           CAPITAL
                                             IN
                            COMMON STOCK   EXCESS   CUMULATIVE  RETAINED
                          ---------------- OF PAR   TRANSLATION EARNINGS  TREASURY
                           SHARES   AMOUNT  VALUE   ADJUSTMENT  (DEFICIT)  STOCK     TOTAL
                          --------- ------ -------  ----------- --------  --------  -------
Balance, December 31,
 1992...................  7,450,120  $112  $18,798    $  (957)  $ 6,042   $(1,283)  $22,712
Stock options exercised.     87,352     1      759         --        --        --       760
Dividends ($.62 per
 common share)..........         --    --       --         --    (4,233)       --    (4,233)
Cumulative translation
 adjustment.............         --    --       --        392        --        --       392
  Net income............         --    --       --         --    11,875        --    11,875
                          ---------  ----  -------    -------   -------   -------   -------
Balance, December 31,
 1993...................  7,537,472  $113  $19,557    $  (565)  $13,684   $(1,283)  $31,506
Stock options exercised.    102,375     2      363         --        --        --       365
Employee stock purchase
 plan shares issued.....     12,754    --      150         --        --        --       150
Repurchase of shares to
 exercise options.......         --    --       --         --        --      (327)     (327)
Dividends ($.12 per
 common share)..........         --    --       --         --      (831)       --      (831)
Cumulative translation
 adjustment.............         --    --       --       (448)       --        --      (448)
  Net loss..............         --    --       --         --   (11,329)       --   (11,329)
                          ---------  ----  -------    -------   -------   -------   -------
Balance, December 31,
 1994...................  7,652,601  $115  $20,070    $(1,013)  $ 1,524   $(1,610)  $19,086
Stock options exercised.     33,525     1      479         --        --        --       480
Sale of stock...........    825,000    12   11,084         --        --        --    11,096
Employee stock purchase
 plan shares issued.....     23,633    --      297         --        --        --       297
Stock warrants
 exercised..............     82,500     1    1,187         --        --        --     1,188
Stock warrants issued...         --    --      200         --        --        --       200
Accretion of Series A
 Preferred Stock........         --    --     (139)        --        --        --      (139)
Series A Preferred Stock
 dividends..............         --    --     (401)        --        --        --      (401)
Acceleration of stock
 option vesting due to
 termination............         --    --      134         --        --        --       134
Dividends ($.03 per
 common share)..........         --    --       --         --      (243)       --      (243)
Cumulative translation
 adjustment.............         --    --       --         63        --        --        63
  Net loss..............         --    --       --         --    (5,354)       --    (5,354)
                          ---------  ----  -------    -------   -------   -------   -------
Balance, December 31,
 1995...................  8,617,259  $129  $32,911    $  (950)  $(4,073)  $(1,610)  $26,407
                          =========  ====  =======    =======   =======   =======   =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           ACC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               1993        1994         1995
                                            ----------  -----------  ----------
Cash flows from operating activities:
  Net income (loss).......................  $   11,875  $   (11,329) $   (5,354)
                                            ----------  -----------  ----------
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
  Depreciation and amortization...........       5,832        8,932      11,614
  Deferred income taxes...................      (3,826)       3,906         609
  Minority interest in earnings (loss) of
   consolidated subsidiary................      (1,661)      (2,371)        133
  Gain on sale of subsidiary stock........      (9,344)          --          --
  Unrealized foreign exchange loss........         109          150         180
  Amortization of deferred financing
   costs..................................          --           --         263
  Foreign exchange loss on repayment of
   intercompany debt......................         760           --          --
  Gain on disposal of discontinued
   operations.............................     (11,531)          --          --
  Current income taxes on gain............      (7,575)          --          --
  Asset write-down........................      12,807           --          --
  (Increase) decrease in assets:
    Accounts receivable, net..............      (3,184)      (5,019)    (17,437)
    Other receivables.....................        (666)      (3,621)      1,782
    Prepaid expenses and other assets.....      (1,798)       1,030      (1,057)
    Deferred installation costs...........      (1,037)      (1,147)     (2,983)
    Other.................................        (961)      (2,206)        846
  Increase (decrease) in liabilities:
    Accounts payable......................        (607)       7,784      (7,013)
    Accrued network costs.................         738        1,754      17,824
    Other accrued expenses................      (3,068)       3,230       4,560
                                            ----------  -----------  ----------
Net cash provided by (used in) operating
 activities of:
  Continuing operations...................     (13,137)       1,093       3,967
  Discontinued operations.................       1,309           --          --
                                            ----------  -----------  ----------
Net cash provided by (used in) operating
 activities...............................     (11,828)       1,093       3,967
                                            ----------  -----------  ----------
Cash flows from investing activities:
  Cash received from sale of discontinued
   operations.............................      41,000        2,538          --
  Capital expenditures, net...............     (17,594)     (20,682)    (12,424)
  Payments on notes receivable............         244           --          --
  Payment for purchase of subsidiary, net
   of cash acquired.......................          --           --      (2,313)
  Acquisition of customer base............      (2,786)      (2,861)       (557)
                                            ----------  -----------  ----------
      Net cash provided by (used in)
       investing activities...............      20,864      (21,005)    (15,294)
                                            ----------  -----------  ----------

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           ACC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                               1993        1994        1995
                                            ----------  ----------  -----------
Cash flows from financing activities:
  Borrowings under lines of credit........      34,658      72,156      113,602
  Repayments under lines of credit........     (43,194)    (47,054)    (119,204)
  Repayment of long-term debt, other than
   lines of credit........................     (10,286)     (1,591)      (3,078)
  Repurchase of minority interest.........          --        (226)          --
  Proceeds from issuance of common stock..      15,815         189       13,261
  Proceeds from issuance of convertible
   debt...................................          --          --       10,000
  Financing costs.........................          --          --       (2,876)
  Dividends paid..........................        (816)     (4,241)        (451)
                                            ----------  ----------  -----------
      Net cash provided by (used in)
       financing activities...............      (3,823)     19,233       11,254
                                            ----------  ----------  -----------
Effect of exchange rate changes on cash...         (20)        233         (430)
                                            ----------  ----------  -----------
Net increase (decrease) in cash from
 continuing operations....................       5,193        (446)        (503)
Cash used in discontinued operations......      (4,080)         --           --
Cash and cash equivalents at beginning of
 year.....................................         354       1,467        1,021
                                            ----------  ----------  -----------
Cash and cash equivalents at end of year..  $    1,467  $    1,021  $       518
                                            ==========  ==========  ===========
Supplemental disclosures of cash flow
 information:
Cash paid during the year for:
  Interest................................  $    1,847  $    1,656  $     4,146
                                            ==========  ==========  ===========
  Income taxes............................  $    8,633  $      280  $       203
                                            ==========  ==========  ===========
Supplemental schedule of noncash investing
 and financing activities:
  Equipment purchased through capital
   leases.................................  $      390  $    3,077  $     7,389
                                            ==========  ==========  ===========
  Fair value of Metrowide assets acquired.          --          --  $    10,800
    Less-- cash paid at acquisition date..          --          --       (1,500)
    Less --short term notes payable.......          --          --       (2,966)
                                            ----------  ----------  -----------
  Metrowide liabilities assumed...........          --          --  $     6,334
                                            ==========  ==========  ===========
  Other assets purchased with long-term
   debt...................................          --  $      540           --
                                            ==========  ==========  ===========
  Purchase of customer base with long-term
   debt...................................  $      942          --           --
                                            ==========  ==========  ===========
  Conversion of convertible debt to
   preferred stock........................          --          --      $10,000
                                            ==========  ==========  ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          ACC CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include all accounts of ACC Corp. (a Delaware Corporation) and its direct and indirect subsidiaries (the "Company" or "ACC"). Principal operating subsidiaries include: ACC Long Distance Corp. (U.S.), ACC TelEnterprises Ltd. (Canada), ACC Long Distance UK Ltd., and ACC National Telecom Corp. All operating subsidiaries are wholly-owned, with the exception of ACC TelEnterprises Ltd. (See B. below). All significant intercompany accounts and transactions have been eliminated.

  The accompanying consolidated financial statements reflect the results of operations of acquired companies since their respective acquisition dates.
 B. SALE OF SUBSIDIARY STOCK:


  On July 6, 1993, the Company's then wholly-owned Canadian subsidiary, ACC TelEnterprises Ltd., completed an initial public offering of 2 million common shares for Cdn. $11.00 per share. The Company received net proceeds of approximately Cdn. $20.7 million after underwriters' fees and before other direct costs of the offering of Cdn. $1.3 million. As a result of the offering, ACC Corp.'s ownership was reduced to approximately 70 percent.

  The Company recognized a gain of $9.3 million after related expenses on this transaction due to the increase in the carrying amount of the Company's investment in ACC TelEnterprises Ltd. No deferred taxes have been provided for on this gain as the Company has the ability to defer the recognition of taxable income related to this transaction indefinitely.

  Minority interest represents the approximately 30 percent non-Company owned shareholder interest in ACC TelEnterprises Ltd.'s equity primarily resulting from the 1993 public offering. Assuming the sale of subsidiary stock occurred on January 1, 1993, then, on a pro forma basis, the minority interest in loss of the consolidated subsidiary would have been approximately $1.6 million for the year ended December 31, 1993. This pro forma information has been prepared for comparative purposes only. During 1994, the Company repurchased 58,300 shares of ACC TelEnterprises Ltd. stock for approximately $3.69 per share.

 C. TOLL REVENUE:

  The Company records as revenue the amount of communications services rendered, as measured by the related minutes of toll traffic processed or flat-rate services billed, after deducting an estimate of the traffic or services which will neither be billed nor collected.

 D. OTHER RECEIVABLES:

  Other receivables consist of operating receivables primarily related to financing of university projects (approximating $3,039,000 and $2,920,000 at December 31, 1995 and 1994, respectively). Other components include taxes receivable (approximating $650,000 at December 31, 1995 and $1,791,000 at December 31, 1994) and other nominal, miscellaneous receivables (approximating $276,000 and $722,000 at December 31, 1995 and 1994, respectively).

 E. PROPERTY, PLANT AND EQUIPMENT:


  The Company's property, plant and equipment consisted of the following at December 31, 1994 and 1995 (dollars in thousands):

                                                                 1994    1995
                                                                ------- -------
   Equipment................................................... $53,700 $69,174
   Computer software and software licenses.....................   4,648   6,869
   Other.......................................................   4,270   7,580
                                                                ------- -------
   TOTAL....................................................... $62,618 $83,623
                                                                ======= =======

                          ACC CORP. AND SUBSIDIARIES

  Depreciation and amortization of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

   Leasehold improvements......................................... Life of lease
   Equipment, including assets under capital leases............... 2 to 15 years
   Computer software and software licenses........................ 5 to 7 years
   Office equipment and fixtures.................................. 3 to 10 years
   Vehicles....................................................... 3 years

  Equipment and computer software include assets financed under capital lease obligations. A summary of these assets at December 31, 1994 and 1995 is as follows (dollars in thousands):

                                                                 1994    1995
                                                                ------  -------
   Cost........................................................ $7,360  $13,935
   Less--accumulated amortization.............................. (3,482)  (4,538)
                                                                ------  -------
   Total, net.................................................. $3,878  $ 9,397
                                                                ======  =======

  Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

 F. DEFERRED INSTALLATION COSTS:

  Costs incurred for the installation of local access lines are amortized on a straight-line basis over a three-year period which represents the average estimated useful life of these lines. Accumulated amortization of deferred installation costs totaled approximately $3.3 million and $4.5 million at December 31, 1994 and 1995, respectively.

 G. GOODWILL AND CUSTOMER BASE:

  All of the Company's acquisitions have been accounted for as purchases and, accordingly, the purchase prices were allocated to the assets and liabilities of the acquired companies based on their fair values at the acquisition date.

  As of August 1, 1995, ACC TelEnterprises Ltd. acquired Metrowide Communications ("Metrowide") in a business combination accounted for as a purchase. Metrowide is based in Toronto, Canada, and provides local and long distance services to Ontario, Canada based customers. The results of operations of Metrowide are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was Cdn. $14.7 million (U.S. $10.8 million) including Cdn. $8.7 million (U.S. $6.3 million) of liabilities assumed, of which Cdn. $2.0 million (U.S. $1.5 million) was paid at the date of purchase, with the remaining Cdn. $4.0 million (U.S. $3.0 million) due in installments through August 1, 1996.

  Goodwill associated with the Metrowide purchase of Cdn. $7.0 million (U.S. $5.0 million) is being amortized over 20 years, and customer base of Cdn. $4.2 million (U.S. $3.1 million) is being amortized over five years. Accumulated amortization of goodwill approximated U.S. $108,000 at December 31, 1995.

  The Company amortizes acquired customer bases on a straight-line basis over five to seven years. Accumulated amortization of customer base totaled $1.7 million and $3.1 million at December 31, 1994 and 1995, respectively.

                          ACC CORP. AND SUBSIDIARIES

  During 1995, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires that an impairment loss be recognized based on the existence of certain conditions. This Statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of their carrying amount or fair value less cost to sell.

  The effect of adopting SFAS No. 121 was immaterial to the consolidated financial statements. The Company continually evaluates its intangible assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flow over the remaining life of the intangible asset in measuring whether that asset is recoverable.

 H. COMMON AND COMMON EQUIVALENT SHARES:

  Primary earnings per common share are based on the weighted average number of common shares outstanding during the year and the assumed exercise of dilutive stock options and warrants, less the number of treasury shares assumed to be purchased from the proceeds using the average market prices of the Company's Class A Common Stock.

  The weighted average number of common shares outstanding for the fiscal years ended December 31, 1993, 1994, and 1995 were approximately 7.025 million shares, 7.068 million shares and 7.789 million shares, respectively.

  Primary earnings per share were computed by adjusting net income (loss) for dividends and accretion applicable to Series A Preferred Stock, as follows (dollars in thousands):

                                                      1993     1994     1995
                                                     ------- --------  -------
Income (loss) from continuing operations............ $ 1,653 $(11,329) $(5,354)
Income from discontinued operations.................  10,222       --       --
                                                     ------- --------  -------
Net income (loss)...................................  11,875  (11,329)  (5,354)
Less Series A Preferred Stock dividend..............      --       --     (401)
Less Series A Preferred Stock accretion.............      --       --     (139)
                                                     ------- --------  -------
Income (loss) applicable to Common Stock............ $11,875 $(11,329) $(5,894)
                                                     ======= ========  =======

  Fully diluted earnings per share are not presented for the year ended December 31, 1995, because the effect of the assumed conversion of the Series A Preferred Stock shares, which were authorized and issued during 1995, would be anti-dilutive.

  All references to common and common equivalent shares have been retroactively restated to reflect a February 4, 1993 three-for-two stock dividend.

                          ACC CORP. AND SUBSIDIARIES

 I. FOREIGN CURRENCY TRANSLATION:

  Assets and liabilities of ACC TelEnterprises Ltd. and ACC Long Distance UK Ltd., operating in Canada and the United Kingdom, respectively, are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included as part of the cumulative translation adjustment component of shareholders' equity, while gains and losses resulting from foreign currency transactions are included in net income. In 1993, the Company recognized a foreign exchange loss of approximately $0.8 million due to the repayment of intercompany debt from its Canadian subsidiary. This debt had previously been considered of a long-term investment nature and gains and losses had been included in cumulative translation adjustment on the Company's balance sheet.

 J. INCOME TAXES:

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" in 1993. Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. The cumulative effect of this change was not material to the financial statements of the Company.

 K. CASH EQUIVALENTS AND RESTRICTED CASH:

  The Company considers investments with a maturity of less than three months to be cash equivalents.

  In connection with an agreement described in Note 8, the Company had placed approximately $0.6 million in an escrow account. During 1994 and 1995, approximately $0.2 million and $0.4 million, respectively, was paid to an officer of the Company in accordance with the agreement. The $0.4 million was reflected as "restricted cash" on the balance sheet at December 31, 1994.

 L. DERIVATIVE FINANCIAL INSTRUMENTS:

  The Company uses derivative financial instruments to reduce its exposure from market risks from changes in foreign exchange rates and interest rates. The Company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are currency forward contracts and interest rate swap agreements. These derivatives are non-leveraged and involve little complexity.

  The Company monitors and controls its risk in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The Company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contracts, the Company reviews the counterparty's financial condition.

  The Company enters into contracts to buy and sell foreign currencies in the future in order to protect the U.S. dollar value of certain currency positions and future foreign currency transactions. The gains and losses on these contracts are included in income in the period in which the exchange rates change. The discounts and premiums on the forward contracts are amortized over the life of the contracts.

  At December 31, 1995, the Company had foreign currency contracts outstanding to sell forward the equivalent of Cdn. $37.9 million and 5.3 million pounds sterling and to buy forward the U.S. dollar equivalent of Cdn. $10.0 million and 2.7 million pounds sterling. These contracts mature throughout 1996.

                          ACC CORP. AND SUBSIDIARIES

  At December 31, 1994, the Company had foreign currency contracts outstanding to sell forward the equivalent of Cdn. $19.0 million and 7.9 million pounds sterling and to buy forward the U.S. dollar equivalent of 2.4 million pounds sterling.

  The aggregate fair value, based on published market exchange rates, of foreign currency contracts at December 31, 1994 and 1995, was $22.7 million and $24.5 million, respectively.

  The Company uses interest rate swaps to effectively convert variable rate obligations to a fixed rate basis. The differentials to be received or paid under these agreements is recognized as an adjustment to interest expense related to the debt. Gains and losses on terminations of interest rate swaps are recognized when terminated in conjunction with the retirement of the associated debt. The fair value of interest rate swap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate these agreements. The Company's exposure related to these interest rate swap agreements is limited to fluctuations in the interest rate. At December 31, 1995, the estimated fair value of these interest rate swaps was not material (see Note 3).

 M. USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 N. RECLASSIFICATIONS:

  Certain reclassifications have been made to previously reported balances for 1994 and 1993 to conform to the 1995 presentation.

2. OPERATING INFORMATION

  ACC is a switch-based provider of telecommunications services in the United States, Canada and the United Kingdom. The Company primarily offers long distance telecommunications services to a diversified customer base of businesses, residential customers, and educational institutions. ACC has begun to provide local telephone service as a switch-based local exchange reseller in upstate New York and as a reseller of local exchange services in Ontario, Canada. ACC primarily targets business customers with approximately $500 to $15,000 of monthly long distance usage, selected residential customers and colleges and universities. For the year ended December 31, 1995, long distance revenues account for approximately 93% of total Company revenues, while local exchange revenues and data-line sales are 2% and 3%, respectively, of total Company revenues. Geographic area information is included in Note 9.

  ACC operates an advanced telecommunications network consisting of seven long distance international and domestic switches located in the United States, Canada and the United Kingdom; a local exchange switch in the United States; leased transmission lines; and network management systems designed to optimize traffic routing.

  At December 31, 1995, approximately $14.8 million of the Company's telecommunications equipment was located on 50 university, college, and preparatory school campuses in the Northeastern United States and in the United Kingdom. Each of these institutions has signed agreements, with terms ranging from three to eleven years, for the provision of a variety of services by the Company.

                          ACC CORP. AND SUBSIDIARIES

  In the United States, the Federal Communications Commission ("FCC") and relevant state Public Service Commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. In Canada, services provided by ACC TelEnterprises Ltd. are subject to or affected by certain regulations of the Canadian Radio-Television and Telecommunications Commission (the "CRTC"). The telecommunications services provided by ACC Long Distance U.K. Ltd. are subject to and affected by regulations introduced by The Office of Telecommunications, the U.K. telecommunications regulatory authority ("Oftel").

  In addition to regulation, the Company is subject to various risks in connection with the operation of its business. These risks include, among others, dependence on transmission facilities-based carriers and suppliers, price competition and competition from larger industry participants. (See "Risk Factors" in the Company's recently filed Registration Statement on Form S-3).

  Concentrations with respect to trade receivables are limited, except with respect to resellers, due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. At December 31, 1995, approximately 14% of the Company's billed accounts receivable balance was due from resellers.

  The Company has contracted with a vendor to purchase license rights to certain software used in its operations. The Company believes that it is currently the only customer of the vendor and, as a result, the vendor is financially dependent on the Company. Any future modifications or enhancements to such software are dependent on the continued viability of the vendor.

 A. DISCONTINUED OPERATIONS:

  In 1993, the Company recorded a gain of $11.5 million, or $1.64 per share, net of a provision for income taxes of $8.4 million, related to the sale of the operating assets and liabilities of its cellular subsidiary, Danbury Cellular Telephone Co. The proceeds of the sale were approximately $43.0 million, of which $41.0 million was received in October, 1993 with the remaining $2.0 million received in October, 1994. Revenue related to this business segment for the nine months ended September 30, 1993 was $3.9 million. The results of the cellular business segment have been reported separately as discontinued operations in the consolidated statements of operations.

 B. ASSET WRITE-DOWN:

  In 1993, the Company recorded a non-cash pretax charge of $12.8 million related to write-downs of certain assets of the Company's U.S. and Canadian operations.

  The U.S. write-down of intangibles amounted to approximately $1.2 million. The intangibles written off resulted from the acquisition of a number of businesses since 1985. Changes in the Company's operations since those companies were acquired, as well as an evaluation of the future undiscounted cash flow from those acquisitions, led the Company to the conclusion that the purchased intangibles no longer had value.

  The write-down of fixed assets in the U.S. totaled approximately $5.1 million which represented the excess of net book value over estimated recoverable value for certain assets. These assets were written down due to technological changes which made it uneconomical for the Company to continue to use these assets in the production of revenue. Included in this amount was approximately $3.0 million of equipment related to the Company's 180 mile microwave network in New York State.

                          ACC CORP. AND SUBSIDIARIES

  The Canadian write-down included approximately $2.8 million for acquired customer base and accounts receivable and $3.8 million for autodialing equipment. The write-down of the customer base and accounts receivable was due to the future undiscounted cash flow from those acquisitions being significantly less than originally anticipated.

  The write-down of autodialing equipment reflected the excess of net book value over estimated recoverable value for those assets as a direct effect of the decision of the Canadian Radio-Television and Telecommunications Commission on July 23, 1993, which resulted in the implementation, starting in July, 1994, of equal access in Canada. These assets were fully depreciated at December 31, 1994.

 C. EQUAL ACCESS COSTS:

  During 1994, the Company initiated the process of converting its network to equal access for its Canadian customers. Costs associated with this process were approximately $2.2 million and include maintaining duplicate network facilities during transition, recontacting customers, and the administrative expenses associated with accumulating the data necessary to convert the Company's customer base to equal access.

3. DEBT, LINES OF CREDIT, AND FINANCING ARRANGEMENTS

 A. DEBT:

  The Company had the following debt outstanding as of December 31, 1994 and 1995 (dollars in thousands):

                                                                1994     1995
                                                               -------  -------
   Senior Credit Facility/Lines of Credit....................  $26,602  $20,973
   Capitalized lease obligations payable in total monthly
    installments of $250 including interest rates ranging
    from 8% to 21.5%, maturing through 2000, collateralized
    by related equipment.....................................    4,925    9,996
   Notes payable to previous Metrowide owners, interest rates
    ranging from 7.5% to 9%..................................       --    1,966
                                                               -------  -------
                                                               $31,527  $32,935
   Less current maturities...................................   (1,613)  (4,885)
                                                               -------  -------
                                                               $29,914  $28,050
                                                               =======  =======

                                                          YEAR    AMOUNT
                                                       ---------- -------
                                                          (DOLLARS IN
                                                           THOUSANDS)
   Maturities of debt, including capital lease
    obligations, are as follows at December 31, 1995:     1996    $ 4,885
                                                          1997      2,563
                                                          1998      5,712
                                                          1999     13,248
                                                          2000      6,527
                                                       Thereafter      --
                                                                  -------
                                                                  $32,935
                                                                  =======

  Based on borrowing rates currently available to the Company for loans and lease agreements with similar terms and average maturities, the fair value of its debt approximates its recorded value.

                          ACC CORP. AND SUBSIDIARIES

 B. SENIOR CREDIT FACILITY AND LINES OF CREDIT:

  On July 21, 1995, the Company entered into an agreement for a $35.0 million five year senior revolving credit facility with two financial institutions. Borrowings are limited individually to $5.0 million for ACC Long Distance UK Ltd. and $2.0 million for ACC National Telecom Corp., with total borrowings for the Company limited to $35.0 million. Initial borrowings under the agreement were used to pay down and terminate the Company's previously existing lines of credit and to pay fees related to the transaction. Subsequent borrowings have been, and will be, used to finance capital expenditures and to provide working capital. Fees associated with obtaining the financing are being amortized over the term of the agreement.

  In conjunction with the closing, the Company issued to a financial advisor warrants to purchase 30,000 shares of the Company's Class A Common Stock at an exercise price of $16.00 per share. The warrants expire on January 21, 1999.

  The agreement limits the amount that may be borrowed against this facility based on the Company's operating cash flow. The agreement also contains certain covenants including restrictions on the payment of dividends, maintenance of a maximum leverage ratio, minimum debt service coverage ratio, maximum fixed charge coverage ratio and minimum net worth, all as defined under the agreement, and subjective covenants. Regarding a certain subjective covenant related to transactions with affiliates (see Note 10), a waiver was obtained covering such transactions through December 31, 1995. At December 31, 1995, the Company had available $8.7 million under this facility. The total available facility will be reduced in quarterly increments of $2.450 million from July 1, 1997 to October 1, 1998, $2.905 million from January 1, 1999 to April 1, 2000 and by $2.870 million on maturity at July 1, 2000. Borrowings under the facility are secured by certain of the Company's assets and will bear interest at either the LIBOR rate or the base rate (base rate being the greater of the prime interest rate or the federal funds rate plus 1/2%), with additional percentage points added based on a ratio of debt to operating cash flow, as defined in the facility agreement. The weighted average interest rate for borrowings during 1995 was 8.4%.

  Under the agreement, the Company is obligated to pay the financial institutions an aggregate contingent interest payment based on the minimum of $750,000 or the appreciation in value of 140,000 shares of the Company's Class A Common Stock over the 18 month period ending January 21, 1997, but not to exceed $2.1 million. The contingent interest is due upon the earlier of the occurrence of a triggering event, as defined, or 18 months after the closing date.

  In connection with the agreement, the Company must enter into hedging agreements with respect to interest rate exposure. The agreements have certain conditions regarding the interest rates, are subject to minimum aggregate balances of $10.0 million and must have durations of at least two years. The Company entered into three interest rate swap agreements in 1995 to convert the variable interest rate charged on $11.5 million of the outstanding credit facility to a fixed rate. Under these agreements, the Company is required to pay a fixed rate of interest on a notional principal balance. In return, the Company receives a payment of an amount equal to the variable rate calculated as of the beginning of the month. The interest rate swap agreements in effect as of December 31, 1995, are as follows:

       NOTIONAL   VARIABLE FIXED
       BALANCE      RATE   RATE
       --------   -------- -----
      $2,000,000   5.938%  5.98%
      $7,500,000   5.938%  6.25%
      $2,000,000   5.938%  6.02%

  These agreements expire at various times through November, 1998.

                          ACC CORP. AND SUBSIDIARIES

  At December 31, 1995, the Company has issued letters of credit totaling $1.4 million which reduce the available balance of the credit facility. The letters of credit guarantee performance to third parties. Management does not expect any material losses to result from these off-balance sheet instruments because the Company will meet its obligations to the third parties, and therefore, management is of the opinion that the fair value of these instruments is zero.

  As of December 31, 1994, the Company had available up to $30.0 million under two separate bank-provided line of credit agreements. During 1995, the Company obtained a commitment letter to extend its then existing lines of credit for a period greater than twelve months. In accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced," the outstanding lines of credit borrowings at December 31, 1994 were classified as long-term debt.

  Each agreement was an unsecured working capital line for up to $15.0 million at the respective bank's prime rate. Outstanding principal under each line of credit was due on demand. At December 31, 1994, the Company had available approximately $3.1 million under one line of credit. The weighted average interest rate for borrowings on this line during 1994 and 1995 was 7.4% and 8.9% respectively. At December 31, 1994, the Company had available $66,000 under the second line of credit. The weighted average interest rate for borrowings on this line during 1994 and 1995 was 7.8% and 8.8%, respectively.

4. INCOME TAXES

  Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this Statement as of January 1, 1993 was immaterial to net income.

  The following is a summary of the U.S. and non-U.S. income (loss) from continuing operations before provision for (benefit from) income taxes and minority interest, the components of the provision for (benefit from) income taxes and deferred income taxes, and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.

  Income (loss) from continuing operations before provision for (benefit from) income taxes and minority interest (dollars in thousands):

                                                      1993      1994     1995
                                                     -------  --------  -------
U.S. ............................................... $ 6,177  $  1,301  $ 1,510
Non-U.S. ...........................................  (9,928)  (11,545)  (6,335)
                                                     -------  --------  -------
                                                     $(3,751) $(10,244) $(4,825)
                                                     =======  ========  =======

  Provision for (benefit from) income taxes (dollars in thousands):

                                                          1993     1994   1995
                                                         -------  ------  -----
   Current:
   U.S.................................................. $   --   $ (867)  $581
   Non-U.S..............................................    (410)    --     --
                                                         -------  ------  -----
                                                         $  (410) $ (867)  $581
                                                         =======  ======  =====
   Deferred:
   U.S..................................................    (865)  1,298   (185)
   Non-U.S..............................................  (2,468)  3,025    --
                                                         -------  ------  -----
                                                          (3,333)  4,323   (185)
                                                         -------  ------  -----
                                                         $(3,743) $3,456  $ 396
                                                         =======  ======  =====

                          ACC CORP. AND SUBSIDIARIES

  Provision for (benefit from) deferred income taxes (dollars in thousands):

                                                      1993     1994     1995
                                                     -------  -------  -------
   Difference between tax and book depreciation and
    amortization...................................  $(2,023) $ 2,178  $   772
   Difference between tax and book basis of assets
    written down...................................   (1,298)     --       --
   Valuation allowance.............................      603    6,851    2,223
   Software development costs......................      --       502     (502)
   Other temporary differences.....................      (12)     171     (103)
   Net operating loss..............................     (603)  (5,379)  (2,575)
                                                     -------  -------  -------
                                                     $(3,333) $ 4,323  $  (185)
                                                     =======  =======  =======

  Reconciliation of U.S. statutory income tax rate to effective income tax rate:

                            1993    1994    1995
                            -----   -----   -----
   U.S. statutory income
    tax rate............... (35.0%) (34.0%) (34.0%)
   Non-deductible goodwill
    and customer base......  20.3     1.2     2.7
   Foreign income taxes,
    including valuation
    allowance..............  (2.4)   66.6    44.6
   Gain on sale of
    subsidiary stock....... (87.2)    --      --
   State tax benefit.......   --      --     (2.4)
   Other...................   4.5     --     (2.7)
                            -----   -----   -----
   Effective income tax
    rate................... (99.8%)  33.8%    8.2%
                            =====   =====   =====

  Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1995, the Company had unused tax benefits of approximately $9.8 million related to non-U.S. net operating loss carryforwards totaling $25.3 million for income tax purposes, of which $14.4 million have an unlimited life, $2.6 million expire in 2000, $7.7 million expire in 2001, and $0.6 million expire in 2002. In addition, the Company had $1.1 million of deferred tax assets related to non-U.S. temporary differences. The valuation allowance was increased by $3.5 million to approximately $10.9 million to offset the related non-U.S. deferred tax assets due to the uncertainty of realizing the benefit of the non-U.S. loss carryforwards.

  The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, (dollars in thousands):

                                                              1994      1995
                                                             -------  --------
   Deferred tax assets:
   Depreciation and amortization--non-U.S...................  $1,472  $  1,122
   Other non-deductible reserves and accruals...............      40       647
   Non-U.S. operating loss carryforwards....................   5,982     9,816
   Less--valuation allowance for non-U.S. deferred tax
    assets..................................................  (7,454)  (10,938)
                                                             -------  --------
   Net deferred tax assets..................................      40       647
   Deferred tax liabilities:
   Depreciation and amortization............................  (2,170)   (2,577)
                                                             -------  --------
                                                             $(2,130) $ (1,930)
                                                             =======  ========

                          ACC CORP. AND SUBSIDIARIES

5. REDEEMABLE PREFERRED STOCK

  On May 22, 1995, the Company completed a $10.0 million private placement of 12% subordinated convertible debt to a group of investors. The notes were converted into 10,000 shares of cumulative, convertible Series A Preferred Stock on September 1, 1995. The Series A Preferred Stock has a liquidation value of $1,000 per share, and accrues cumulative dividends, compounded on the accumulated and unpaid balance, as defined, at a rate of 12% annually. The dividends shall accrue whether or not the dividends have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. The dividends are payable upon redemption unless the Series A Preferred Stock is converted into Class A Common Stock at an initial conversion price of $16.00 per share, or 625,000 shares, subject to certain adjustments and conditions. The conversion price can fluctuate if the Company, among other actions, grants or sells options at prices less than the conversion price of the Series A Preferred Stock, or issues or sells convertible securities at a price per share less than the conversion price of the Series A Preferred Stock.

  On the seventh anniversary of the private placement, all of the outstanding shares of Series A Preferred Stock shall be redeemed in cash or in a combination of cash and Class A Common Stock. Redemption may be made at the price per share equal to the greater of (i) the liquidation value ($1,000 per share) plus all accrued and unpaid dividends; or (ii) the fair market value of the underlying Class A Common Stock into which the Series A Preferred Stock is convertible. Optional redemptions of all or a portion of shares, as defined, of the then outstanding shares are permitted at any time.

  All of the issued and outstanding Series A Preferred Stock will be automatically converted into Class A Common Stock if, after the second anniversary of the closing: (i) the daily trading volume of the Class A Common Stock exceeds 5% of the number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock for 45 consecutive trading days;
(ii) the holders of the Series A Preferred Stock are not subject to any underwriters' lockup agreement restricting transferability of the shares of Class A Common Stock issuable upon conversion of such Series A Preferred Stock; and (iii) the average closing price of the Class A Common Stock for 15 consecutive trading days, through July 2002, equals or exceeds the price, as defined, ranging from $32.00 to $57.33 per share.

  Noncompliance with the terms of the Series A Preferred Stock and the agreement under which the Series A Preferred Stock was issued, can result depending on the cause of the default in an increase of the dividend rate to 15 percent, a one-third reduction in the conversion price which existed prior to the event of default, or immediate redemption at the liquidation value plus accrued and unpaid dividends.

  Concurrent with the private placement, warrants to purchase 100,000 shares of the Company's Class A Common Stock were issued at an initial exercise price of $16.00 per share. These warrants expire in July 2002. In addition, the Company issued warrants to purchase Class A Common Stock that will become exercisable upon one or more optional repayments of the Series A Preferred Stock at an exercise price of $16.00 per share, subject to adjustments, as defined, and will permit each holder to acquire initially the same number of shares of Class A Common Stock into which the Series A Preferred Stock is convertible as of the relevant repayment date. These warrants expire in July 2002.

  The Series A Preferred Stock is senior to all classes and series of preferred stock and Class A Common Stock as to the payment of dividends and redemptions, and upon liquidation at liquidation value, senior to all other classes of the Company's capital stock. In certain circumstances, the holders of the Series A Preferred Stock will have preemptive rights to purchase, on an as-converted basis, a pro rata portion of certain Class A Common Stock issuances by the Company. The holders of the Series A Preferred Stock are entitled to elect one director to the Company's Board of Directors, so long as at least 33% of the Series A Preferred Stock is outstanding. The holders also have the right to approve certain transactions, as defined, including the payment of dividends and acquisition of shares of treasury stock.

                          ACC CORP. AND SUBSIDIARIES

  At December 31, 1995, the Series A Preferred Stock is reflected on the accompanying balance sheet as redeemable preferred stock, and is shown inclusive of cumulative unpaid dividends, and net of unamortized issuance costs of approximately $1.1 million. The carrying value of the redeemable preferred stock will be accreted to the liquidation value, as defined, over the seven year term.

6. EQUITY

  During 1995, the Company's shareholders approved an amendment to the Company's Certificate of Incorporation that authorized the creation of 2,000,000 shares of Series A Preferred Stock, par value $1.00 per share, authorized the creation of 25,000,000 shares of Class B non-voting Common Stock, par value $.015 per share, and redesignated the 50,000,000 shares of Common Stock, par value $.015 per share, that were previously authorized for issuance as 50,000,000 shares of Class A Common Stock.

 A. PRIVATE PLACEMENT:

  During 1995, the Company made an offshore sale of 825,000 shares of its Class A Common Stock at an average price of $14.53 per share. The sale raised net proceeds of $11.1 million, after deduction of fees and expenses of $0.9 million. In conjunction with this transaction, warrants to purchase 82,500 shares of Class A Common Stock at an exercise price of $14.40 per share were issued. These warrants were exercised prior to December 31, 1995.

 B. EMPLOYEE LONG-TERM INCENTIVE PLAN:

  In October, 1994, the Company's shareholders approved an amendment to the Employee Long-Term Incentive Plan whereby options to purchase an aggregate of 2,000,000 shares of Class A Common Stock may be granted to officers and key employees of the Company. In July, 1995, shareholders of the Company approved an additional 500,000 shares of Class A Common Stock to be reserved for issuance under this plan, and authorized the issuance of stock incentive rights (SIRs) thereunder. The exercise price of the stock options must not be less than the market value per share at the date of grant, and no options shall be exercisable after ten years and one day from the date of grant. Options generally become exercisable on a pro-rata basis over a four-year period beginning on the date of grant and 25% on each of the three anniversary dates thereafter. SIRs represent the right to receive shares of the Company's Class A Common Stock without any cash payment to the Company, conditioned only on continued employment with the Company through a specified incentive period of at least three years. At December 31, 1995, no SIRs had been awarded under the plan.

  Changes in the status of the stock option plan during 1993, 1994, and 1995 are summarized as follows:

                                          1993          1994          1995
                                      ------------  ------------  ------------
   Options outstanding at beginning
   of year..........................       531,000       464,125       785,250
   Options granted..................       145,000       655,000       341,944
   Options exercised................       (87,375)     (102,375)      (33,525)
   Options forfeited................      (124,500)     (231,500)      (22,750)
                                      ------------  ------------  ------------
   Options outstanding at end of
   year.............................       464,125       785,250     1,070,919
                                      ============  ============  ============
   Number of options at end of year:
   Exercisable......................       196,125       193,125       405,333
   Available for grant..............       375,803       302,303       483,108
   Range of prices:
   Granted during year..............  $15.00-19.75  $14.25-19.25  $13.75-17.25
   Outstanding at end of year.......  $ 2.83-19.75  $ 2.83-19.75  $ 2.83-19.75
   Exercised during the year........  $ 2.83-10.92  $ 3.30-11.33  $ 9.67-18.75

                          ACC CORP. AND SUBSIDIARIES

  The Company is required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. This Statement encourages entities to adopt a fair value based method of accounting for employee stock option plans (whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the employee service period) rather than the current intrinsic value based method of accounting (whereby compensation cost is measured at the grant date as the difference between market value and the price for the employee to acquire the stock). If the Company elects to continue using the intrinsic value method of accounting, pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied, will need to be disclosed. Management has not decided if the Company will adopt the fair value based method of accounting for their stock option plans. The Company believes that adopting the fair value basis of accounting could have a material impact on the financial statements and such impact is dependent upon future stock option activity.

 C. EMPLOYEE STOCK PURCHASE PLAN:

  In October, 1994, the Company's shareholders approved an employee stock purchase plan which allows eligible employees to purchase shares of the Company's Class A Common Stock at 85% of market value on the date on which the annual offering period begins, or the last business day of each calendar quarter in which shares are purchased during the offering period, whichever is lower. Class A Common Stock reserved for future employee purchases aggregated 463,684 shares at December 31, 1995. There were 12,754 shares issued at an average price of $11.89 per share during the year ended December 31, 1994 and 23,562 shares issued at an average price of $12.56 per share during the year ended December 31, 1995. There have been no charges to income in connection with this plan other than incidental expenses related to the issuance of shares.

7. TREASURY STOCK

  In January, 1994, an officer of the Company exercised stock options to acquire 99,000 shares of the Company's Class A Common Stock at $3.30 per share by delivering to the Company 16,542 common shares at the then current market price of $19.75 per share.

  The average cost of all treasury stock currently held by the Company is $2.22 per share.

8. COMMITMENTS AND CONTINGENCIES

 A. OPERATING LEASES:

  The Company leases office space and other items under various agreements expiring through 2004. At December 31, 1995, the minimum aggregate payments under non-cancelable operating leases are summarized as follows (dollars in thousands):

         YEAR                                            AMOUNT
         ----                                            -------
         1996........................................... $ 3,804
         1997...........................................   3,734
         1998...........................................   3,314
         1999...........................................   4,458
         2000...........................................   1,924
         Thereafter.....................................   7,134
                                                         -------
                                                         $24,368
                                                         =======

  Rent expense for the years ending December 31, 1995, 1994 and 1993 was approximately $1,965,000, $1,640,000 and $1,369,000, respectively.

                          ACC CORP. AND SUBSIDIARIES

 B. EMPLOYMENT AND OTHER AGREEMENTS:

  In October 1995, the Company's former Chief Executive Officer resigned his position, but remains an employee and Chairman of the Company's Board of Directors. A new Chief Executive Officer was hired. In conjunction with the management changes, the Company entered into agreements with both executives. The contract with the Chief Executive Officer has a two year term and provides for continuation of salary and benefits for the term of the agreement, in the event of a change in control of the Company. At December 31, 1995, the Company's maximum potential liability under this agreement was approximately $660,000. The contract with the Chairman of the Board provides for an annual base salary, including an annual bonus and other benefits, and also for a payment of $1.0 million, payable over a three year term, in the event that he resigns or is terminated without cause. Payments under this agreement are accelerated and are due in full within 30 days following a change in control of the Company. In consideration for a non-compete agreement, the Chairman of the Board received a payment of $750,000, which was expensed in 1995.

  The Company has entered into employee continuation incentive agreements with certain other key management personnel. These agreements provide for continued compensation and continued vesting of options previously granted under the Company's Employee Long-Term Incentive Plan for a period of up to one year in the event of termination without cause or in the event of termination after a change in control of the Company. At December 31, 1995, the Company's maximum potential liability under these agreements totaled approximately $2.5 million.

  In connection with the sale of cellular assets, the Company entered into an agreement with an officer. The agreement called for a fee of approximately $0.6 million to be paid as a result of the closing of the sale of the Company's cellular assets. This amount was placed in an escrow account at the time of the sale. The agreement requires, among other things, that the officer remain an employee of the Company through July 1, 1996. During 1994, the officer had an outstanding loan from the Company in the amount of $0.2 million. Subsequent to December 31, 1994, the agreement was amended to accelerate the vesting provisions and funds from the escrow account were used to repay the loan.

 C. PURCHASE COMMITMENT:

  In 1993, ACC Long Distance Ltd., a subsidiary of ACC TelEnterprises Ltd., entered into an agreement with one of its vendors to lease long distance facilities totaling a minimum of Cdn. $1.0 million per month for eight years. The Company currently leases more than Cdn. $1.0 million per month of such facilities from this vendor. This commitment allows the Company to receive up to a 60 percent discount on certain monthly charges from this vendor.

 D. DEFINED CONTRIBUTION PLANS:

  The Company provides a defined contribution 401(k) plan to substantially all U.S. employees. Amounts contributed to this plan by the Company were approximately $137,000, $167,000, and $183,000 in 1993, 1994 and 1995,
respectively. The Company's Canadian subsidiary provides a registered retirement savings plan to substantially all Canadian employees. Amounts contributed to this plan by the Company were Cdn. $28,000, Cdn. $62,000 and Cdn. $106,000 in 1993, 1994 and 1995, respectively.

 E. ANNUAL INCENTIVE PLAN:

  During 1995, the Company's Board of Directors authorized incentive bonuses based upon the Company's sales, gross margin, operating expenses and operating income. Prior to 1995, incentive bonuses were discretionary as determined by the Company's management and approved by the Board of Directors. The amounts included in operations for these incentive bonuses were approximately $619,000, $633,000 and $1.4 million for the years ended December 31, 1993, 1994 and 1995, respectively.

                          ACC CORP. AND SUBSIDIARIES

 F. LEGAL MATTERS:

  The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability as of December 31, 1995 will not have a material adverse effect on the Company's financial condition or results of operations.

9. GEOGRAPHIC AREA INFORMATION (DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31, 1993:

                            UNITED           UNITED
                            STATES  CANADA   KINGDOM  ELIMINATIONS CONSOLIDATED
                           -------- -------  -------  ------------ ------------
Revenue from unaffiliated
customers................. $ 45,150 $60,643  $   153   $     --      $105,946
Intercompany revenue......    9,039   2,939      185     (12,163)         --
                           -------- -------  -------   ---------     --------
Total revenue............. $ 54,189 $63,582  $   338   $ (12,163)    $105,946
                           ======== =======  =======   =========     ========
Income (loss) from
 continuing operations
 before income taxes...... $  6,177 $(8,150) $(1,778)  $     --      $ (3,751)
                           ======== =======  =======   =========     ========
Identifiable assets at
December 31, 1993......... $142,821 $28,620  $ 1,832   $(111,555)    $ 61,718
                           ======== =======  =======   =========     ========

YEAR ENDED DECEMBER 31, 1994:

                            UNITED           UNITED
                            STATES  CANADA   KINGDOM  ELIMINATIONS CONSOLIDATED
                           -------- -------  -------  ------------ ------------
Revenue from unaffiliated
customers................. $ 54,599 $67,728  $ 4,117   $     --      $126,444
Intercompany revenue......    6,698   2,175    1,004      (9,877)         --
                           -------- -------  -------   ---------     --------
Total revenue............. $ 61,297 $69,903  $ 5,121   $  (9,877)    $126,444
                           ======== =======  =======   =========     ========
Income (loss) from
 continuing operations
 before income taxes...... $  1,300 $(5,742) $(5,802)  $     --      $(10,244)
                           ======== =======  =======   =========     ========
Identifiable assets at
December 31, 1994......... $119,021 $30,073  $10,422   $( 75,068)    $ 84,448
                           ======== =======  =======   =========     ========

YEAR ENDED DECEMBER 31, 1995:

                            UNITED           UNITED
                            STATES  CANADA   KINGDOM  ELIMINATIONS CONSOLIDATED
                           -------- -------  -------  ------------ ------------
Revenue from unaffiliated
customers................. $ 65,975 $84,421  $38,470   $     --      $188,866
Intercompany revenue......   15,256   4,071    1,143     (20,470)         --
                           -------- -------  -------   ---------     --------
Total revenue............. $ 81,231 $88,492  $39,613   $(20,470)     $188,866
                           ======== =======  =======   =========     ========
Income (loss) from
 continuing operations
 before income taxes...... $  1,512 $   456  $(6,793)  $     --      $ (4,825)
                           ======== =======  =======   =========     ========
Identifiable assets at
December 31, 1995......... $105,995 $43,775  $31,593   $ (57,379)    $123,984
                           ======== =======  =======   =========     ========

  Intercompany revenue is recognized when calls are originated in one country and terminated in another country over the Company's leased network. This revenue is recognized at rates similar to those of unaffiliated companies. Income from continuing operations before income taxes of the Canadian and United Kingdom operations includes corporate charges for general corporate expenses and interest.

                          ACC CORP. AND SUBSIDIARIES

  Corporate general and administrative expenses are allocated to subsidiaries based on actual time dedicated to each subsidiary by members of corporate management and staff.

10. RELATED PARTY TRANSACTIONS

  In February 1994, the Company's Board of Directors approved a plan to move the Company's headquarters to a new facility in Rochester, New York. The new location is in a building owned by a partnership in which the Company's Chairman of the Board has a fifty percent ownership interest. A Special Committee of the Company's Board of Directors reviewed the lease to ensure that the terms and conditions were commercially reasonable and fair to the Company prior to approval of the plan. Minimum monthly lease payments for this space range from $44,000 to $60,000 over the ten year term of the lease, which began on May 1, 1994. The Company also pays a pro-rata share of maintenance costs. Total rent and maintenance payments under this lease were approximately $0.2 million and $0.6 million during 1994 and 1995, respectively.

  During 1994 and early 1995, the Company initiated efforts to obtain new telecommunications software programs from a software development company. The Company's Chairman of the Board and former Chief Executive Officer was a controlling shareholder of the software development company during such period. In May 1995, anticipating material agreements with the software development company, all of the common shares owned by the Company's Chairman of the Board were placed in escrow under the direction of a Special Committee of the Company's Board of Directors. The Special Committee, its outside consultants and the Company's management then proceeded to review and evaluate the software technology and the terms and conditions of the proposed transactions.

  Subsequent to December 31, 1995, the Special Committee approved a software license agreement between the Company and a newly formed company (the purchaser of the software development company's intellectual property and other assets and an affiliate of such company). Immediately prior to entering into the agreement, the shares of the software development company held in escrow were returned to such company and the related party nature of the Company's relationship with the software development company was thereby extinguished. Total amounts accrued at December 31, 1994 and 1995 relating to this vendor were $0 and $44,000, respectively. For an aggregate consideration of $1.8 million, the Company in return will receive a perpetual right to use the newly developed telecommunications software programs. During 1995, the Company paid the software development company $1.2 million, of which $772,000, relating to the purchase of certain hardware and acquisition of certain software licenses, was capitalized and recorded on the balance sheet as a component of property, plant and equipment and $500,000 relating to software development was expensed. During 1994, the Company paid the software development company $132,000, all of which related to software development, which was expensed.

11. SUBSEQUENT EVENTS

 A. TELECOMMUNICATIONS LEGISLATION REVISIONS:

  Legislation that substantially revises the U.S. Communications Act of 1934 (the "U.S. Communications Act") was recently enacted by Congress and was signed into law on February 8, 1996. The legislation provides specific guidelines under which the regional operating companies ("RBOCs") can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. Further, the legislation, among other things, opens local service markets to competition from any entity (including long distance carriers, such as AT&T, cable television companies and utilities).

                          ACC CORP. AND SUBSIDIARIES

  Because the legislation opens the Company's U.S. markets to additional competition, particularly from the RBOCs, the Company's ability to compete is likely to be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be amended or modified, and any such amendment or modification could have a material adverse effect on the Company's business, results of operations and financial condition.

 B. NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN:

  On January 19, 1996, subject to shareholder approval, the Company's Board of Directors adopted a Non-Employee Directors' Stock Option Plan (the Directors' Stock Option Plan). The Directors' Stock Option Plan provides for grants of options to purchase 5,000 shares of Class A Common Stock at an exercise price of 100% of the fair market value of the stock on the date of grant, which options vest at the first anniversary of the date of grant. The maximum number of shares with respect to which options may be granted under the Directors' Stock Option Plan is 250,000 shares, subject to adjustment for stock splits, stock dividends and the like. Vested options to purchase 20,000 shares of Class A Common Stock were granted on January 19, 1996, pursuant to this plan, subject to shareholder approval of the plan at the Company's 1996 Annual Meeting.

  Each option shall be exercisable for ten years and one day after its date of grant. Any vested option is exercisable during the holder's term as a director (in accordance with the option's terms) and remains exercisable for one year following the date of termination as a director (unless the director is removed for cause). Exercise of the options would involve payment in cash, securities, or a combination of cash and securities.

                                [Logo] ACC (R)

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Class A Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee:

   SEC Registration Fee............................................. $   19,084
   NASD Filing Fee..................................................      6,035
   Nasdaq Additional Listing Fee....................................     17,500
   Printing and Engraving Expenses..................................    200,000
   Legal Fees and Expenses..........................................    300,000
   Accounting Fees and Expenses.....................................    150,000
   Transfer Agent and Registrar Fees and Expenses...................      5,000
   Blue Sky Fees and Expenses.......................................     23,500
   Miscellaneous....................................................    278,881
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any director or officer against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in defense of any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) arising by reason of the fact that he/she is or was an officer or director, if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, it is determined that he/she had no reasonable cause to believe his/her conduct was unlawful. Section 145 also provides that a corporation may indemnify any such officer or director against expenses incurred in an action by or in the right of the corporation if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless allowed by the court in which such action is brought. This statute requires indemnification of such officers and Directors against expenses to the extent they may be successful in defending any such action. The statute also permits purchase of liability insurance by the Company on behalf of its officers and Directors.

  Article SEVEN, Section 2 of the Company's Certificate of Incorporation and
Article V of its By-laws (collectively its "charter documents") generally provide for the mandatory indemnification of and advancement of litigation expenses to the Company's Directors, officers and employees to the fullest extent permitted by the DGCL against all liabilities, losses and expenses incurred in connection with any action, suit or proceeding in which any of them become involved by reason of their service rendered to the Company or, at its request, to another entity; provided that it is determined, in connection with any civil action, that the indemnitee acted in good faith and in a manner that he/she reasonably believed to be in or not opposed to the Company's best interests, and in connection with any criminal proceeding, that the indemnitee had no reasonable cause to believe his/her conduct was unlawful. These provisions of the Company's charter documents are not exclusive of any other indemnification rights to which an indemnitee may be entitled, whether by contract or otherwise. The Company may also purchase liability insurance on behalf of its Directors and officers, whether or not it would have the obligation or power to indemnify any of them under the terms of its charter documents or the DGCL. The Company has acquired and maintains liability insurance for the benefit of its Directors and officers for serving in such capacities, and it also has entered into indemnification agreements with each of its Directors and executive officers for serving in such capacities.

  Reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto for provisions relating to the indemnification of the Underwriters and persons who control the Underwriters within the meaning of Section 15 of the Securities Act of 1933, and to indemnification of the Company by the Underwriters.

  The Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify, subject to the terms thereof, each of them to the full extent (i) authorized or permitted by the DGCL as well as any other law authorizing or permitting such indemnification adopted after the respective dates of such agreements and (ii) to the fullest extent permitted by law against litigation costs and liabilities incurred in connection with any threatened, pending or completed action, suit, proceeding or investigation by reason of the fact that such director or executive officer is, was or at any time becomes a director, officer, employee or agent of the Company or is or was serving or at any time serves at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

  See also the undertaking made with respect to indemnification matters involving the Company's directors, officers and controlling persons, found in
Item 17 below.

ITEM 16. EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
 NUMBER        DESCRIPTION OF EXHIBIT
 -------       ----------------------
           1.1 Form of Underwriting Agreement*
           4.1 Specimen of Class A Common Stock Certificate+
           4.2 First Restated Certificate of Incorporation of the Company++
           4.3 Certificate of Designations of 10,000 Shares of Series A Preferred Stock, par value
                $1.00 per share, of the Company+++
           4.4 By-laws of the Company, as amended++++
           5.1 Opinion of Nixon, Hargrave, Devans & Doyle LLP*
          23.1 Consent of Nixon, Hargrave, Devans & Doyle LLP (contained in the opinion filed as
                Exhibit 5)*
          23.2 Consent of Arthur Andersen LLP*
          24.1 Powers of Attorney
          27.1 Financial Data Schedule*
          99.1 Form of Employment Continuation Incentive Agreement.+++++
          99.2 Software License Agreement dated March 30, 1995 between AMBIX Systems Corp. and the Company.++++++
          99.3 Software License Agreement dated February 21, 1996 between AMBIX Acquisition Corp. and the Company.+++++++
          99.4 Bill of Sale from AMBIX Systems Corp. to the Company dated February 6, 1996.++++++++

--------

       * Filed with this Amendment No. 1.

       + Incorporated by reference from Exhibit 4-1 to the Company's
         Registration Statement on Form S-2 (Commission File No. 33-41588).

      ++ Incorporated by reference from Exhibit 3 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).

     +++ Incorporated by reference from Exhibit 4-1 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).

    ++++ Incorporated by reference from Exhibit 3.1 to the Company's Current
       Report on Form 8-K dated February 22, 1996 (Commission File No. 0-
       14567).

   +++++ Incorporated by reference from Exhibit 99.3 to the Company's Current
       Report on Form 8-K dated February 22, 1996. (Commission File No. 0-
       14567).

  ++++++ Incorporated by reference from Exhibit 99.5 to the Company's Current
       Report on Form 8-K dated February 22, 1996. (Commission File No. 0-
       14567).

 +++++++ Incorporated by reference from Exhibit 99.6 to the Company's Current
       Report on Form 8-K dated February 22, 1996. (Commission File No. 0-
       14567).

++++++++ Incorporated by reference from Exhibit 99.7 to the Company's Current
       Report on Form 8-K dated February 22, 1996. (Commission File No. 0-
       14567).

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 ("Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on March 29, 1996.

                                          ACC CORP.

                                                    /s/ David K. Laniak
                                          By___________________________________
                                                      David K. Laniak
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURES                       TITLE                     DATE

                                   Chief Executive Officer
            *                       and a Director              March 29, 1996
-------------------------------     (Principal Executive
        David K. Laniak             Officer)

                                   Chairman of the Board
            *                       and Director                March 29, 1996
-------------------------------
        Richard T. Aab

                                   President and Chief
            *                       Operating Officer, and      March 29, 1996
-------------------------------     Director
      Arunas A. Chesonis

                                   Executive Vice President
            *                       and Chief Financial         March 29, 1996
-------------------------------     Officer (Principal
       Michael R. Daley             Financial and
                                    Accounting Officer)

                                   Director
            *                                                   March 29, 1996
-------------------------------
        Hugh F. Bennett

                                   Director
-------------------------------                                 March 29, 1996
     Hon. Willard Z. Estey

                                   Director
            *                                                   March 29, 1996
-------------------------------
       Daniel D. Tessoni

                                   Director
            *                                                   March 29, 1996
-------------------------------
      Robert M. Van Degna

*By:

   /s/ Michael R. Daley
-------------------------------
       Michael R. Daley

     Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT                          DESCRIPTION                        LOCATION
   NUMBER                          -----------                        --------
  -------
     1.1     Form of Underwriting Agreement*
     4.1     Specimen of Class A Common Stock Certificate+
             First Restated Certificate of Incorporation of the
     4.2     Company++
     4.3     Certificate of Designations of 10,000 Shares of Series
              A Preferred Stock, par value $1.00 per share, of the
              Company+++
     4.4     By-laws of the Company, as amended++++
     5.1     Opinion of Nixon, Hargrave, Devans & Doyle LLP*
    23.1     Consent of Nixon, Hargrave, Devans & Doyle LLP
              (contained in the opinion filed as Exhibit 5)*
    23.2     Consent of Arthur Andersen LLP*
    24.1     Powers of Attorney
    27.1     Financial Data Schedule*
             Form of Employment Continuation Incentive
    99.1     Agreement+++++
    99.2     Software License Agreement March 30, 1995 by and
             between AMBIX Systems Corp. and the Company++++++
    99.3     Software License Agreement dated February 21, 1996
             between AMBIX Acquisition Corp. and the Company+++++++
    99.4     Bill of Sale from AMBIX Systems Corp. to the Company
             dated February 6, 1996++++++++

--------

       * Filed with this Amendment No. 1.

       + Incorporated by reference from Exhibit 4-1 to the Company's
         Registration Statement on Form S-2 (Commission File No. 33-41588).

      ++ Incorporated by reference from Exhibit 3 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).

     +++ Incorporated by reference from Exhibit 4-1 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).

    ++++ Incorporated by reference from Exhibit 3.1 to the Company's Current
         Report on Form 8-K dated February 22, 1996 (Commission File No. 0-
         14567).

   +++++ Incorporated by reference from Exhibit 99.3 to the Company's Current
         Report on Form 8-K dated February 22, 1996. (Commission File No. 0-14567).

  ++++++ Incorporated by reference from Exhibit 99.5 to the Company's Current
         Report on Form 8-K dated February 22, 1996. (Commission File No. 0-14567).

 +++++++ Incorporated by reference from Exhibit 99.6 to the Company's Current
         Report on Form 8-K dated February 22, 1996. (Commission File No. 0-14567).

++++++++ Incorporated by reference from Exhibit 99.7 to the Company's Current
       Report on Form 8-K dated February 22, 1996. (Commission File No. 0-
       14567).